    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1998

                                                   REGISTRATION NO. 333-

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                   FORM S-2
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                         SAVOIR TECHNOLOGY GROUP, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                   94-2414428
(STATE OR OTHER JURISDICTION OF IN-
   CORPORATION OR ORGANIZATION)            (I.R.S. EMPLOYER IDENTIFICATION NO.)

                           254 EAST HACIENDA AVENUE
                          CAMPBELL, CALIFORNIA 95008
                                (408) 379-0177
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                P. SCOTT MUNRO
    CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER, PRESIDENT AND SECRETARY
                         SAVOIR TECHNOLOGY GROUP, INC.
                           254 EAST HACIENDA AVENUE
                          CAMPBELL, CALIFORNIA 95008
                                (408) 379-0177
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                       OF AGENT FOR SERVICE OF PROCESS)

                                  COPIES TO:

    JORGE DEL CALVO, ESQ.                   G. WILLIAM SPEER, ESQ.
  KATHARINE A. MARTIN, ESQ.                 MARK A. LOEFFLER, ESQ.
    DAVINA K. KAILE, ESQ.           POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
PILLSBURY MADISON & SUTRO LLP              191 PEACHTREE STREET, NE
     2550 HANOVER STREET                    ATLANTA, GEORGIA 30303
 PALO ALTO, CALIFORNIA 94304                    (404) 572-6600
       (650) 233-4500

                               ---------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.

                               ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]

  If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

                                                          PROPOSED
                                           PROPOSED       MAXIMUM
 TITLE OF EACH CLASS OF                    MAXIMUM       AGGREGATE      AMOUNT OF
       SECURITIES         AMOUNT TO BE  OFFERING PRICE    OFFERING     REGISTRATION
    TO BE REGISTERED     REGISTERED(1)   PER SHARE(2)   PRICE(1)(2)        FEE
-----------------------------------------------------------------------------------
Common Stock, $0.01 par    4,025,000
 value.................      shares         $11.53      $46,408,250      $13,692
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

(1) Includes 525,000 shares of Common Stock which may be purchased by the Underwriters to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee based on the average of the high and low prices of the Common Stock as reported by The Nasdaq National Market on March 11, 1998 pursuant to Rule 457(c).

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                  SUBJECT TO COMPLETION, DATED MARCH 13, 1998

                          [SAVOIR LOGO APPEARS HERE]

                                3,500,000 SHARES

                                  COMMON STOCK

                                  -----------

  All of the shares of Common Stock offered hereby are being offered by Savoir Technology Group, Inc. (the "Company"). The Common Stock is quoted on The Nasdaq National Market under the symbol "SVTG." On March 11, 1998, the closing sale price of the Common Stock as reported on The Nasdaq National Market was $11.50 per share. See "Price Range of Common Stock."

                                  -----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
  COMMISSION  OR ANY STATE SECURITIES COMMISSION PASSED UPON THE  ACCURACY OR
   ADEQUACY  OF THIS  PROSPECTUS. ANY  REPRESENTATION TO THE  CONTRARY IS  A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  PRICE TO        UNDERWRITING       PROCEEDS TO
                                   PUBLIC          DISCOUNT(1)        COMPANY(2)
--------------------------------------------------------------------------------
Per Share....................       $                 $                 $
--------------------------------------------------------------------------------
Total(3).....................      $                 $                 $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) See "Underwriting" for a description of the indemnification arrangements with the Underwriters.
(2) Before deducting estimated expenses of $450,000 payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 525,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to
    Public, Underwriting Discount and Proceeds to Company will be $  , $   and
    $  , respectively. See "Underwriting."

                                  -----------

  The Common Stock is offered severally by the Underwriters named herein, subject to prior sale, when, as, and if received and accepted by them, subject to their right to reject orders, in whole or in part, and to certain other conditions. It is expected that delivery of the certificates representing the Common Stock will be made against payment therefor at the offices of The
Robinson-Humphrey Company, LLC, Atlanta, Georgia, on or about         , 1998.

THE ROBINSON-HUMPHREY COMPANY

                           JEFFERIES & COMPANY, INC.

                                             CLEARY GULL REILAND & MCDEVITT INC.

          , 1998

                      [INSIDE FRONT COVER OF PROSPECTUS]

                          [SAVIOR LOGO APPEARS HERE]

                               NATIONAL PRESENCE

[Map of the United States depicting locations of the Company's Corporate Headquarters, Business Partner Solutions, Inc. Corporate Headquarters, warehouse, distribution and integration centers, sales offices and sales, marketing and technical support offices appears here.]

Legend
symbol - Corporate Headquarters
symbol - Business Partner Solutions, Inc. Corporate Headquarters symbol - Warehouse, Distribution and Integration Centers symbol - Sales Offices symbol - Sales, Marketing and Technical Support Offices



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING STABILIZING BIDS, SYNDICATE COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  Savoir Technology Group, Inc. (the "Company") is a value-added wholesale distributor of commercial mid-range servers, peripheral equipment (including wireless networking equipment, storage products, printers and terminals) and software. Through its Mid-Range Systems Division, the Company primarily distributes commercial mid-range servers and related products to value-added resellers ("VARs") who generally incorporate commercial applications software and sell integrated computer systems to end user customers. Through its Computer and Peripherals Group ("CPG"), the Company integrates and configures personal computers, workstations and departmental servers for original equipment manufacturers ("OEMs"). The Company has a national presence served through four warehouse, distribution and integration centers in the United States.

  The Company distributes commercial mid-range servers manufactured by International Business Machines Corporation ("IBM"), Unisys Corporation ("Unisys"), NCR Corporation ("NCR") and Data General Corporation ("Data General"). The Company believes that it is one of the top three distributors of IBM's AS/400 and RS/6000 commercial mid-range servers. The Company was recently named IBM's Distributor of the Year for the second half of 1997 and was designated as one of IBM's Premier Business Partners, a distinction awarded only to the top 2% of IBM's partners and affiliates. In addition to the products it offers, the Company also provides a variety of value-added services, including integration, technical support, logistical and inventory management, marketing and financing, credit and leasing services.

  The commercial mid-range server market encompasses servers typically priced between $25,000 and $1.5 million with processing power sufficient to run entire small- to medium-sized businesses and departments or divisions of large businesses. According to Dataquest, the mid-range server market grew 12.8% to $26.0 billion in 1996 from $23.1 billion in 1995, and is expected to grow at a 10.9% compound annual rate to $43.7 billion in 2001. Many computer manufacturers faced with the rising cost of maintaining a direct sales force to serve a large and diverse group of VARs and end user customers are relying more upon wholesale distributors for an increasing percentage of their sales to small- and medium-sized businesses. For example, IBM, a leading participant in the commercial mid-range server market with an estimated 19% market share, announced in early 1996 its intention to increase its sales through qualified wholesale distributors by over 100%. In addition, certain manufacturers are outsourcing to wholesale distributors certain support functions such as integration, configuration, logistical and inventory management, technical support and marketing. At the same time, the Company believes that shortened product life cycles, the accelerated introduction of new products and applications, the complex technical nature of the commercial mid-range server market, limited direct purchasing power with manufacturers and manufacturers' preference in dealing with a smaller number of well-capitalized wholesale distributors have caused VARs to rely increasingly on these distributors for inventory management, financing, technical support and other related functions. The Company believes that the role of the value-added wholesale distributor will become increasingly important as the VAR market for these products continues to become fragmented.

  Since December 1994, the Company has completed seven acquisitions and expects to consummate the acquisition of Huntsville, Alabama-based MCBA Systems, Inc. ("MCBA") by March 31, 1998. Through acquisitions and internal growth, the Company has expanded its products and services, increased its geographic market coverage, strengthened its management and technical personnel and increased its operating leverage. As a result, the Company's net sales increased from $106.5 million in 1995 to $237.9 million in 1997, representing compound annual growth of 49.5%, while its operating income improved from a loss (excluding restructuring charges) of $648,000 in 1995 to income of $6.8 million in 1997.

  The Company's objective is to improve upon its position as a leading value-added wholesale distributor of commercial mid-range servers and to capitalize on the continuing shift of sales by manufacturers of commercial mid-range servers to the wholesale distribution channel. The following are the key elements of the Company's business strategy: (i) strengthen and expand vendor relationships; (ii) focus on mid-range commercial VARs and independent software vendors ("ISVs"); (iii) pursue and effectively integrate strategic acquisitions; (iv) increase sales of higher-margin, value-added services; and
(v) expand geographic market coverage.

                              PENDING ACQUISITION

  On November 22, 1997, the Company entered into an Agreement and Plan of Reorganization, with MCBA and its stockholders (the "MCBA Agreement"), whereby MCBA will become a wholly owned subsidiary of the Company upon consummation of the proposed acquisition (the "MCBA Acquisition"). All outstanding shares of MCBA common stock (and all securities convertible into any capital stock of MCBA) will be converted into an aggregate of 900,000 shares of the Company's Common Stock on a pro rata basis. In addition, the MCBA Agreement contains an earnout provision which allows the stockholders of MCBA to earn up to an additional 1,500,000 shares of the Company's Common Stock based upon the attainment of certain performance goals in calendar 1998 and 1999.

  MCBA is a value-added wholesale distributor and reseller of IBM commercial mid-range servers, including the AS/400 and RS/6000, and software. MCBA is also one of four authorized distributors of IBM's S/390 mainframe systems. In addition to the products it offers, MCBA provides network configuration and technical support services to its customers. MCBA's revenue for the year ended December 31, 1997 was $26.9 million. The proposed MCBA Acquisition, which is expected to be consummated by March 31, 1998, is subject to various customary closing conditions. There can be no assurance that the Company and MCBA will be able to satisfy in a timely manner any or all of the conditions precedent to closing the proposed MCBA Acquisition. In addition, the MCBA Agreement may be terminated for various reasons or no reason, including, but not limited to, termination by either party at will if the MCBA Acquisition has not been consummated by March 31, 1998. The closing of the MCBA Acquisition is not subject to the completion of this offering.

                                  THE OFFERING

 Common Stock Offered by the Company...........  3,500,000 shares
 Common Stock to be Outstanding after the Of-
  fering.......................................  8,989,258 shares(1)
 Use of Proceeds...............................  For repayment of a credit advance, payments to certain
                                                 individuals in connection with
                                                 a prior acquisition, repayment
                                                 of subordinated debt,
                                                 repayment of indebtedness
                                                 under a credit facility,
                                                 general corporate purposes and
                                                 possible future acquisitions.
                                                 See "Use of Proceeds."
 Nasdaq National Market Symbol.................  SVTG

--------
(1) Based on 5,489,258 shares of Common Stock outstanding at March 11, 1998. Does not include: (i) 1,564,135 shares of Common Stock subject to options outstanding pursuant to the Company's Amended and Restated 1994 Stock Option Plan (the "1994 Stock Option Plan") at a weighted average exercise price of $8.27 per share; (ii) 1,733,375 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $9.06 per share; and (iii) 2,303,048 shares of Common Stock reserved for issuance upon conversion of 2,242,500 outstanding shares of Series A Preferred Stock, $0.01 par value (the "Series A Preferred Stock") at a conversion ratio of 1.027 shares of Common Stock for every one share of Series A Preferred Stock. Also excludes: (i) 406,760 shares of Common Stock reserved for issuance pursuant to the 1994 Stock Option Plan; (ii) 110,601 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan; (iii) up to 200,000 shares of Common Stock issuable pursuant to certain earnout provisions granted by the Company in connection with prior acquisitions; and (iv) 10 shares of Series B Preferred Stock $0.01 par value (the "Series B Preferred Stock") which are not convertible into shares of Common Stock. See "Capitalization," "Management--Stock Option Plan," "Description of Capital Stock--Common Stock Warrants" and "--Preferred Stock" and Note 6 of Notes to Consolidated Financial Statements.

                                  RISK FACTORS

  Purchasers of Common Stock in this offering should carefully consider the risk factors set forth under the caption "Risk Factors" and the other information included in this Prospectus prior to making an investment decision. See "Risk Factors."

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1995      1996     1997
                                                    --------  -------- --------
STATEMENTS OF OPERATIONS DATA:
Net sales.......................................... $106,462  $131,697 $237,884
Gross profit.......................................   13,046    17,308   32,795
Selling, general and administrative expenses.......   13,694    13,716   25,969
Restructuring costs................................    3,600        --       --
Operating income (loss)............................   (4,248)    3,592    6,826
Income (loss) before income taxes..................   (5,098)    2,614    3,645
Net income (loss)..................................   (5,098)    2,338    3,310
Diluted net income (loss) per share(1)............. $  (1.36) $   0.52 $   0.55
Number of shares (diluted) used in per share
 calculation.......................................    3,756     4,513    5,976
OTHER DATA:
EBITDA(2).......................................... $ (3,721) $  4,575 $  9,496
Depreciation and amortization......................      527       983    2,670

                                                     AS OF DECEMBER 31, 1997
                                                     ---------------------------
                                                      ACTUAL     AS ADJUSTED(3)
                                                     ----------- ---------------
BALANCE SHEET DATA:
Working capital..................................... $     6,454    $    20,415
Total assets........................................     186,888        186,226
Short-term debt.....................................      15,579          3,068
Long-term debt, less current portion................      22,330            416
Stockholders' equity................................      47,080         82,293

--------
(1) See Note 7 of Notes to Consolidated Financial Statements for information concerning the computation of net income (loss) per share.
(2) EBITDA represents earnings from operations before interest income and expense (including amortization of deferred financing costs), income taxes, depreciation, amortization of goodwill and non-cash stock option compensation expenses. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes that EBITDA is a relevant measure of the Company's ability to generate cash without regard to the Company's capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included. When evaluating EBITDA, investors should consider that EBITDA: (i) should not be considered in isolation but together with other factors which may influence operating and investing activities, such as changes in operating assets and liabilities and purchases of property and equipment; (ii) is not a measure of performance calculated in accordance with generally accepted accounting principles; (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial condition or cash flows; and (iv) should not be used as an indicator of the Company's operating performance or as a measure of its liquidity.
(3) Adjusted to reflect the sale of 3,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                 RISK FACTORS

  The purchase of the shares of Common Stock offered hereby involves a high degree of risk. In addition to the information set forth elsewhere in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), regarding future events and the Company's plans and expectations that involve risks and uncertainties. When used in this Prospectus, the words "estimate," "project," "intend," "expect" and "anticipate" and similar expressions are intended to identify such forward-looking statements. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. Factors that may cause or contribute to such differences include, but are not limited to, those discussed below under "Risk Factors," as well as those discussed elsewhere in this Prospectus and in the documents incorporated herein by reference. In light of the important factors that can materially affect results, including those set forth in this paragraph and below, the inclusion of forward-looking information herein should not be regarded as a representation by the Company or any other person that the objectives or plans for the Company will be achieved. The reader is therefore cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof.

DEPENDENCE UPON IBM AND VENDOR CONCENTRATION

  The Company's business, financial condition and results of operations are highly dependent upon the Company's relationship with IBM and upon the continued market acceptance of IBM commercial mid-range servers. During the years ended December 31, 1995, 1996 and 1997, approximately 30%, 50% and 65%, respectively, of the Company's net sales were generated from the sale of IBM products, and the Company expects the percentage to increase in 1998. The Company's non-exclusive agreement with IBM may be unilaterally modified by IBM upon 30 days' written notice, is subject to a 90-day renewal notice, provides no franchise rights and may not be assigned by the Company. The continued consolidation of wholesale distributors of commercial mid-range servers may also result in IBM raising the sales volume threshold required to maintain most favorable volume discount status. In furtherance of its business strategy, and in order to maintain most favorable volume discount status with IBM, the Company has recently completed several acquisitions and is actively engaged in an ongoing search for additional acquisitions and potential equity investments for similar purposes. However, there can be no assurance that the Company will be successful in completing any future acquisitions or in making any such equity investments. The failure by the Company to complete other acquisitions or make equity investments, or to otherwise increase its sales volume through internal growth, could result in the Company's inability to maintain most favorable volume discount status with IBM, which would, in turn, have a material adverse effect on the Company's relationship with IBM and on the Company's business, financial condition and results of operations. Any disruption, change or termination in the Company's relationship with IBM or in the manner in which IBM distributes its products, the failure of IBM to develop new products which are accepted by the Company's customers, the failure by the Company to maintain certain operational and administrative capabilities, the failure by the Company to maintain sufficient sales volumes of certain IBM products to maintain most favorable volume discount status or the addition of other wholesale distributors by IBM would have a material adverse effect upon the Company's business, financial condition and results of operations.

  The balance of the Company's net sales is derived from the sale of products from a limited number of other vendors. During the years ended December 31, 1995, 1996 and 1997, approximately 22%, 28% and 19%, respectively, of the Company's net sales were derived from the sale of products manufactured by Data General, NCR and Unisys, collectively. To become an authorized distributor for these vendors, the Company typically enters into a non-exclusive agreement that is cancelable by either party upon 30 to 120 days' prior written notice. Any disruption, change or termination in the Company's relationship with any such vendor or in the manner in which any such vendor distributes its products, the failure of any such vendor to develop new products which are accepted by the Company's customers, the failure by the Company to maintain certain operational and administrative capabilities, the failure by the Company to maintain sufficient sales volumes of certain vendors' products to maintain most favorable volume discount status or the addition of other wholesale distributors by any such vendor would have a material adverse effect upon the Company's business, financial condition and results of operations.

  As is typical in its industry, the Company receives volume discounts and market development funds from most of its vendors. These volume discounts directly affect the Company's gross profits. In addition, market development funds are typically used by the Company to offset a portion of its sales and marketing expenses. Any change in the availability of these discounts or market development funds or the failure of the Company to obtain vendor financing on satisfactory terms and conditions would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Products and Vendors."

FLUCTUATIONS IN OPERATING RESULTS

  The Company's quarterly net sales and operating results may vary significantly as a result of a variety of factors, including, but not limited to, changes in the supply and demand for commercial mid-range servers, peripheral equipment, software and related services, the cost, timing and integration of acquisitions, the addition or loss of a key vendor or customer, the introduction of new technologies, changes in manufacturers' prices, price protection policies or stock rotation privileges, changes in market development funds, changes in the level of operating expenses, product supply shortages, disruption of warehousing or shipping channels, inventory adjustments, increases in the amount of accounts receivable written off, price competition and changes in the mix of products sold through distribution channels and in the mix of products purchased by OEMs. Operating results could also be adversely affected by general economic and other conditions affecting the timing of customer orders and capital spending, a downturn in the market for commercial mid-range servers and order cancelations or rescheduling. In addition, historically a substantial portion of the Company's net sales has been made in the last few days of a quarter. Accordingly, the Company's quarterly operating results are difficult to predict and delays in the closing of sales near the end of a quarter could cause quarterly net sales to fall substantially short of anticipated levels and, to a greater degree, adversely affect profitability. Thus, the Company believes that period-to-period comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Company's future operating results are expected to fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, financial condition and results of operations and on the price of the Common Stock. It is possible that in future periods the Company's operating results may be below the expectations of securities analysts and investors. In such event, the market price of the Common Stock would likely be materially and adversely affected. See "--Possible Volatility of Stock Price," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

  In connection with the repayment of subordinated debt with a portion of the net proceeds from this offering, the Company will incur a prepayment penalty and related charges of approximately $1.7 million, net of tax. It is anticipated that this one-time, non-recurring charge will adversely impact the Company's net income after extraordinary items for the quarter ended June 30, 1998. See "Use of Proceeds."

SUBSTANTIAL COMPETITION

  The markets in which the Company operates are highly competitive. Competition is based primarily on product availability, price, credit availability, speed of delivery, ability to tailor specific solutions to customer needs, breadth and depth of product lines and services, technical expertise and pre- and post-sale service and support. Increased competition may result in further price reductions, reduced gross profit margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations.

  Through the Mid-Range Systems Division, the Company competes with national, regional and local distributors, including, but not limited to, Gates/Arrow Commercial Systems, a division of Arrow Electronics, Inc., Hamilton Hall-Mark Computer Products, a subsidiary of Avnet, Inc., and Pioneer Standard Electronics, Inc. (which recently announced its intention to acquire Dickens Data Systems, Inc.), and, in some limited circumstances, its own vendors. In the distribution of storage products, the Company competes with national, regional and local distributors. Through CPG, the Company competes with contract manufacturers, systems integrators and certain assemblers of computer products. The Company has experienced, and expects to continue to experience, increased competition from current and potential competitors, many of which have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than the Company. Accordingly, such competitors or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company. Competitors which are larger than the Company may be able to obtain more favorable pricing and terms from vendors than the Company. As a result, the Company may be at a disadvantage when competing with these larger companies. If the Company fails to compete effectively, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Business--Competition."

RELIANCE ON SIRIUS COMPUTER SOLUTIONS, LTD.

  During the year ended December 31, 1997 and the quarter ended December 31, 1997, sales to Sirius Computer Solutions, Ltd. ("Sirius") accounted for approximately 11% and 23%, respectively, of the Company's net sales. The Company's sales to Sirius are made under the Industry Remarketer Affiliate Agreement between the Company and Sirius dated as of September 30, 1997 (the "Sirius Agreement"), pursuant to which the Company appointed Sirius as one of its industry remarketer affiliates of IBM products. The Sirius Agreement provides that Sirius may not enter into any similar arrangement with any third party for the purpose of selling IBM products to its end user customers and also provides a favorable pricing structure to Sirius. The Sirius Agreement expires on September 30, 2000, but may be terminated earlier under certain conditions, not including termination at will. Any disruption, change or termination of the Company's relationship with Sirius or a reduction in purchases from the Company by Sirius could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Business--Customers."

INTEGRATION RISKS RELATING TO ACQUISITIONS

  Since December 1994, the Company has completed seven acquisitions, and on November 22, 1997, the Company entered into the MCBA Agreement which contemplates that MCBA will become a wholly owned subsidiary of the Company upon consummation of the proposed MCBA Acquisition. The MCBA Acquisition is expected to be consummated by March 31, 1998. The respective obligations of the Company and MCBA to consummate the MCBA Acquisition, however, are subject to the satisfaction of various customary conditions set forth in the MCBA Agreement. There can be no assurance that the Company and MCBA will be able to satisfy in a timely manner any or all of the conditions precedent to closing the MCBA Acquisition. In addition, the MCBA Agreement may be terminated for various reasons or no reason, including, but not limited to, termination by either party at will if the MCBA Acquisition has not been consummated by March 31, 1998.

  The combination of the Company's business and acquired businesses requires, among other things, integration of the respective management teams and sales and other personnel, coordination of sales and marketing efforts, conversion of computer systems (including inventory control, order entry and financial reporting) and integration of the businesses' products and physical facilities. The difficulties of such integration may be increased by the necessity of coordinating geographically separate organizations. The integration of certain operations will require the dedication of management resources which may temporarily divert attention away from the day-to-day business of the combined company. There can be no assurance that such coordination and integration will be accomplished smoothly or successfully. The inability of management to integrate the operations of acquired businesses successfully could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, during the integration phase, aggressive competitors may undertake to attract customers and to recruit key employees through various incentives. There can be no assurance that acquisitions will not materially and adversely affect the selling patterns of vendors and the buying patterns of present and potential customers of the Company and that such effect will not materially and adversely affect the Company's business, financial condition and results of operations.

  The Company's ability to achieve the anticipated benefits of the proposed MCBA Acquisition, the acquisition of Star Management Services, Inc. ("SMS") completed on September 30, 1997 (the "SMS Acquisition") or any other acquisition depends in part upon whether the integration of the business of the Company and any acquired business is accomplished in an efficient and effective manner, and there can be no assurance that this will occur. The SMS Acquisition and other prior acquisitions and investments have placed, and will continue to place, substantial demands on the Company's management team and financial resources. The integration of the operations of SMS and the other acquired companies has on occasion been slower, more complex and more costly than originally anticipated. The Company will encounter similar uncertainties and risks with respect to any future acquisitions and investments, including the proposed MCBA Acquisition. Although the Company expects to realize cost savings and sales enhancements as a result of the recent and proposed acquisitions, there can be no assurance that such savings or enhancements will be realized in full or when anticipated, or that any such cost savings will not be offset by increases in other expenses or operating losses. See "-- Uncertainty of Future Acquisitions and Expansion."

UNCERTAINTY OF FUTURE ACQUISITIONS AND EXPANSION

  Acquisitions have played an important role in the implementation of the Company's business strategy, and the Company believes that additional acquisitions are important to its growth, development and continued ability to compete effectively in the marketplace. The Company evaluates potential acquisitions and strategic investments on an ongoing basis. No assurance can be given as to the Company's ability to compete successfully for available acquisition or investment candidates or to complete future acquisitions and investments or as to the financial effect on the Company of any acquired businesses or equity investments. Future acquisitions and investments by the Company may involve significant cash expenditures and may result in increased indebtedness, interest and amortization expense or decreased operating income, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, future growth will require additional financing to fund the working capital requirements of the Company's business and to finance future acquisitions and strategic equity investments, if any. There can be no assurance that the Company will be able to raise financing on satisfactory terms and conditions, if at all. See "-- Future Capital Needs; Uncertainty of Additional Financing." If businesses are acquired through the issuance of equity securities, the percentage ownership of the stockholders of the Company will be reduced and stockholders may experience additional dilution. Should the Company be unable to implement successfully its acquisition and investment strategy, its business, financial condition and results of operations could be materially and adversely affected. See "--Integration Risks Relating to Acquisitions" and "--Future Dilution Due to Acquisitions."

MANAGEMENT OF GROWTH

  Since 1995, the Company has experienced significant growth in the number of its employees and in the scope of its operating and financial systems, resulting in increased responsibilities for the Company's management. In addition, the SMS Acquisition, which was completed in September 1997, increased the Company's employee base by approximately 140 persons to 373 employees as of February 28, 1998. To manage future growth effectively, the Company will need to continue to improve its operational, financial and management information systems, procedures and controls and expand, train, motivate, retain and manage its employee base. There can be no assurance that the Company will be successful in managing any future expansion or identifying, attracting and retaining key personnel, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations. See "--Dependence on Key Personnel" and "Management."

DEPENDENCE ON KEY PERSONNEL

  The Company's future success depends in part on the continued service of its key management, sales and marketing personnel and its ability to identify and hire additional personnel. Competition for qualified management, sales and marketing personnel is intense and there can be no assurance that the Company can retain and recruit adequate personnel to operate its business. The success of the Company is largely dependent on the skills, experience and efforts of its key personnel, particularly P. Scott Munro, Chairman of the Board, Chief Executive Officer, President and Secretary, and Carlton Joseph Mertens II, Chief Executive Officer and President of the Company's subsidiary, Business Partner Solutions, Inc., both of whom have entered into employment agreements with the Company. The loss of either of these individuals or other key personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company maintains life insurance on Messrs. Munro and Mertens in the amounts of $7.9 million and $10.0 million, respectively. The Company is contractually obligated to apply any proceeds from these policies in the following order: (i) to repay the credit advance from IBMCC (as defined herein) and (ii) to repay any amounts outstanding under the Company's Subordinated Notes (as defined herein). See "Management."

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING

  The Company's operations to date have required substantial amounts of working capital to finance accounts receivable and product inventories. Although the Company believes it has sufficient funds, or alternate sources of funds, to carry on its business as presently conducted through 1998, the Company will need to raise additional amounts through public or private debt or equity financings in order to achieve the growth contemplated by the Company's business plan. There can be no assurance that additional financing of any type will be available on acceptable terms, or at all, and failure to obtain such financing could have a material adverse effect upon the Company's business, financial condition and results of operations. See "--Limitations Upon Incurrence of Additional Indebtedness" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DEPENDENCE ON AVAILABILITY OF CREDIT AND IBMCC CREDIT FACILITY

  In order to obtain necessary working capital, the Company relies primarily on a line of credit that is collateralized by substantially all of the Company's assets. As a result, the amount of credit available to the Company may be adversely affected by numerous factors beyond the Company's control, such as delays in collection or deterioration in the quality of the Company's accounts receivable, economic trends in the technology industry, interest rate fluctuations and the lending policies of the Company's creditors. Any decrease or material limitation on the amount of capital available to the Company under its line of credit or other financing arrangements will limit the ability of the Company to fill existing sales orders or expand its sales levels and, therefore, would have a material adverse effect on the Company's business, financial condition and results of operations. In addition, any significant increases in interest rates will increase the cost of financing to the Company and could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is dependent on the availability of accounts receivable financing on reasonable terms and at levels that are high relative to its equity base in order to maintain and increase its sales. There can be no assurance that such financing will continue to be available to the Company in the future or available under terms acceptable to the Company. The inability of the Company to have continuous access to such financing at reasonable costs would materially and adversely impact the Company's business, financial condition, results of operations and cash flows.

  The Company has primarily funded its working capital requirements through a $75.0 million Inventory and Working Capital Agreement (the "IBMCC Credit Facility") with IBM Credit Corporation ("IBMCC"), which credit line was temporarily increased to $85.0 million through January 31, 1998. At December 31, 1997, the outstanding principal balance under the IBMCC Credit Facility was approximately $71.7 million, of which $65.1 million represented product purchases and $6.6 million represented interest-bearing cash advances. In addition, the Company has an outstanding credit advance under the IBMCC Credit Facility in the amount of $10.0 million

(the "IBMCC Credit Advance"). Borrowings under the IBMCC Credit Facility are collateralized by substantially all assets of the Company, including accounts receivable, inventories and equipment. The IBMCC Credit Facility provides that the outstanding interest-bearing cash advance balance (excluding the IBMCC Credit Advance) is subject to an annual interest rate of prime plus 1.875% (10.375% at February 28, 1998) and expires on September 30, 1999. IBMCC may terminate the IBMCC Credit Facility at any time upon the occurrence of, and subsequent failure to cure, an "Event of Default" (as such term is defined in the IBMCC Credit Facility and the Note Purchase Agreement (as defined herein)). In the event of such termination, the outstanding borrowings under the IBMCC Credit Facility become immediately due and payable in their entirety. The termination of the IBMCC Credit Facility and the subsequent inability of the Company to secure a replacement credit facility on terms and conditions similar to those contained in the IBMCC Credit Facility would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

LIMITATIONS UPON INCURRENCE OF ADDITIONAL INDEBTEDNESS

  The terms of the IBMCC Credit Facility and the Note Purchase Agreement dated September 30, 1997 with Robert Fleming, Inc. and Canpartners Investments IV, LLC, as purchasers (together, the "Purchasers"), and Canpartners Investments IV, LLC, as agent for the Purchasers (the "Note Purchase Agreement"), require that the Company obtain the consent of IBMCC and the Purchasers of the Company's subordinated notes issued pursuant to the Note Purchase Agreement (the "Subordinated Notes") prior to incurring certain additional indebtedness, including any additional senior or subordinated debt. The Company may incur additional indebtedness without such consent through capital leases and general business commitments insofar as the terms thereof are commercially reasonable and consistent with prior business practices. The IBMCC Credit Facility and the Company's anticipated cash flows may not provide sufficient funding to achieve the growth contemplated by the Company's business plan. Accordingly, the Company may need to obtain the consent of IBMCC and the Purchasers of the Subordinated Notes prior to incurring any additional indebtedness. While the Company has no reason to believe that such consents will be withheld, there can be no assurance that the Company will obtain such consents. Failure to obtain such consents or to obtain an alternate credit facility or to refinance the Subordinated Notes in order to allow the Company to incur additional indebtedness in an amount sufficient to achieve the growth contemplated by the Company's business plan could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

RAPID TECHNOLOGICAL CHANGE, PRICE REDUCTIONS AND INVENTORY RISK

  The markets for products sold by the Company are extremely competitive and are characterized by declining selling prices over the life of a particular product and rapid technological change. Since the Company acquires inventory in advance of product shipments, and because the markets for the Company's products are volatile and subject to rapid technological and price changes, there is a risk that the Company will forecast incorrectly and stock excessive or insufficient inventory of particular products. The Company's business, like that of other wholesale distributors, is subject to the risk that the value of its inventory will be adversely affected by price reductions by manufacturers or by technological changes affecting the usefulness or desirability of its product inventory. It is the policy of many manufacturers of technology products to protect wholesale distributors such as the Company from the loss in value of inventory due to technological change or reductions in the manufacturers' prices. Under the terms of most of the Company's agreements, vendors will generally credit the Company for inventory losses resulting from the vendor's price reductions if the Company complies with certain conditions. In addition, generally under such agreements, the Company has the right to return for credit or exchange for other products a portion of its slow moving or obsolete inventory items within designated periods of time. There can be no assurance that, in every instance, the Company will be able to comply with all necessary conditions or manage successfully such price protection or stock rotation opportunities, if available. Also, a manufacturer which elects to terminate a distribution agreement generally will repurchase its products carried in a wholesale distributor's inventory. These industry practices are sometimes not included in written agreements and do not protect the Company in all cases from declines in inventory value, excess inventory or product obsolescence. There can be no assurance that manufacturers will continue such practices or that the Company will be able to manage successfully its existing and future inventories. Historically, the Company has not experienced losses due to obsolete inventory in excess of established inventory reserves. Significant declines in inventory value in excess of established inventory reserves or dramatic changes in prevailing technology could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain major systems vendors, including IBM, have developed and will continue to implement programs which allow the Company to assemble systems from components provided by the vendors. While the Company has developed the ability to integrate and configure computer products, the process of assembling large volumes of systems from components will require new business practices by the Company. It is also uncertain how the vendors will apply policies related to price protection, stock rotation and other protections against the decline in inventory value of such system components. There can be no assurance that the Company will be successful in the integration and configuration of computer products or that certain vendors will apply the same price protection and stock rotation policies to the Company's component inventories. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Vendors."

LOW PROFIT MARGINS

  As a result of price competition, the Company has low gross profit and operating income margins. These low margins magnify the impact on operating results of variations in net sales and operating costs. The Company has partially offset the effects of its low gross profit margins by increasing net sales, availing itself of large volume purchase discount opportunities and reducing selling, general and administrative expenses as a percentage of net sales. However, there can be no assurance that the Company will maintain or increase net sales, continue to avail itself of large volume purchase discount opportunities or further reduce selling, general and administrative expenses as a percentage of net sales in the future. Future gross profit margins may be materially and adversely affected by changes in product mix, vendor pricing actions and competitive and economic pressures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCT SUPPLY SHORTAGES

  The Company is dependent upon the supply of products available from its vendors. From time to time, the industry has experienced product shortages due to vendors' difficulty in projecting demand for certain products distributed by the Company. When such product shortages occur, the Company typically receives an allocation of product from the vendor. There can be no assurance that vendors will be able to maintain an adequate supply of products to fulfill all of the Company's orders on a timely basis. Failure to obtain adequate product supplies, if such supplies are available to competitors, would have a material adverse effect on the Company's business, financial condition and results of operations.

EXTENSION OF CREDIT TO CUSTOMERS WITHOUT REQUIRING COLLATERAL

  The Company sells products to a broad geographic and demographic base of customers and offers unsecured credit terms to its customers. To reduce credit risk, the Company performs ongoing credit evaluations of its customers, maintains an allowance for doubtful accounts and has credit insurance. Sirius accounted for more than 10% of the Company's outstanding accounts receivable at December 31, 1997. No other single customer accounted for more than 5% of the Company's outstanding accounts receivable balance at December 31, 1997. Historically, the Company has not experienced losses from write-offs in excess of established reserves. Should the Company's customers increase the rate at which they default on payments due to the Company, and should the Company be unable to collect such amounts, it could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

SEASONALITY

  The computer distribution industry experiences seasonal trends and, within each quarter, generally tends to sell a substantial amount of its products in the last few days of the quarter. The Company's largest vendor, IBM, sells approximately 35-40% of its products in the last calendar quarter, and such continuing pattern could have an effect on the Company's quarterly net sales. Historically, a substantial portion of the Company's net sales has been made in the last few days of a quarter. Due to the Company's recent significant growth through acquisitions and the Company's increased dependence on the sale of IBM products, variations experienced by IBM and the Company may be magnified in the future and could have a material adverse effect on the Company's business, financial condition and results of operations. See "-- Fluctuations in Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results of Operations."

EXPANDING SERVICE CAPABILITIES

  The Company is expanding the nature and scope of its value-added services. There can be no assurance that new value-added services will be integrated successfully with the Company's commercial mid-range server and related products distribution business. If the Company is unable to effectively provide value-added services, it may be unable to compete effectively for the business of certain customers which require the provision of such services as a condition to purchasing products from the Company. In addition, the Company will be subject to risks, commonly associated with a value-added services business, including dependence on reputation, fluctuations in workload and dependence on the ability to identify, recruit and retain qualified technical personnel. The expansion of the Company's value-added services is expected to require a significant capital investment, including an increase in the number of technical employees. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Business Strategy" and "--Value-Added Services."

DEPENDENCE ON THIRD-PARTY SHIPPERS

  The Company presently ships a majority of its products from its warehouses via Federal Express Corporation ("FedEx"), but also ships via United Parcel Service of America, Inc. ("UPS") and other common carriers. In addition, certain products that the Company sells are drop shipped to its customers via these carriers. Changes in shipping terms or the inability of FedEx, UPS or any other third-party shipper to perform effectively (whether as a result of mechanical failure, casualty loss, labor stoppage, other disruption or any other reason) could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company can maintain favorable shipping terms or replace such shipping services on a timely or cost-effective basis. See "Business--Operations and Infrastructure."

PLANNED INTERNATIONAL EXPANSION

  Although the Company to date has not generated significant net sales from international operations, one of the elements of its business strategy is to expand internationally. The Company was recently authorized to distribute IBM's AS/400 products in Canada. There can be no assurance that the Company will be able to expand successfully its international business. Certain risks inherent in doing business on an international level include, but are not limited to, management of remote operations, unexpected changes in regulatory requirements, export restrictions, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future international operations and, consequently, on the Company's business, financial condition and results of operations. See "Business--Business Strategy."

RISK ASSOCIATED WITH POTENTIAL "YEAR 2000" PROBLEMS OF THIRD PARTIES

  It is possible that the currently installed computer systems, software products or other business systems of the Company's vendors or customers, working either alone or in conjunction with other software or systems, will not accept input of, store, manipulate and output data in the year 2000 or thereafter without error or interruption (commonly known as the "Year 2000 problem"). The Company believes that its business systems, including its computer systems, are not subject to the Year 2000 problem; however, the Company has begun to query its vendors and customers as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the Year 2000 approaches. However, there can be no assurance that the Company will identify all such Year 2000 problems in the computer systems of its vendors or customers in advance of their occurrence or that they will be able to successfully rectify any problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expenses or liabilities to which the Company may become subject as a result of such problems, are not expected to have a material adverse effect on the Company's business, financial condition or results of operations. The purchasing patterns of existing and potential customers, however, may be affected by Year 2000 problems, which could cause fluctuations in the Company's sales volumes and could have a material adverse effect on the Company's business, financial condition and results of operations.

NO CASH DIVIDENDS ON COMMON STOCK

  The Company has never declared or paid any cash dividends on the Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation of its business, including possible acquisitions, and does not intend to pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, future earnings, operations, capital requirements, acquisitions and strategic investment opportunities, the general financial condition of the Company and general business conditions. Further, the Company's ability to pay cash dividends is currently restricted by the IBMCC Credit Facility and the Note Purchase Agreement. The terms of future credit facilities or other agreements may also contain similar restrictions. In addition, the Company's Certificate of Designation with respect to the Series A Preferred Stock prohibits the payment of dividends on the Common Stock unless and until dividends are paid on the Series A Preferred Stock in accordance with its terms. See "Dividend Policy."

FUTURE DILUTION DUE TO ACQUISITIONS

  In connection with certain acquisitions completed by the Company, the Company expects to issue up to approximately 200,000 additional shares of Common Stock pursuant to certain earnout provisions based on the attainment of certain performance goals. The Company anticipates issuing additional shares of Common Stock or other equity or convertible debt securities to effect future acquisitions, including the proposed MCBA Acquisition, or for other corporate purposes. Pursuant to the MCBA Agreement, the stockholders of MCBA could earn up to 1,500,000 additional shares of Common Stock based upon the attainment of certain performance goals in calendar 1998 and 1999. Upon such issuances, the percentage ownership of the stockholders of the Company will be reduced and stockholders may experience additional dilution.

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock has been and is likely to continue to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's quarterly operating results, announcements of technological innovations, industry conditions and trends, changes in or failure by the Company to meet the expectations of securities analysts and investors, general market conditions and other factors. It is possible that in some future quarter, the Company's operating results may be below the expectations of securities analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of the stocks of technology companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, financial condition and results of operations. See "Price Range of Common Stock."

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER AND BYLAW PROVISIONS AND DELAWARE LAW

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws (the "Bylaws") may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors may be willing to pay in the future for shares of the Common Stock. The Company has issued 2,242,500 shares of Series A Preferred Stock and 10 shares of Series B Preferred Stock, and has the authority to issue up to an additional 7,757,490 shares of preferred stock and to determine the price, rights, preferences, qualifications, limitations and restrictions, including voting rights, of such additional preferred stock without any further vote or action by the stockholders, subject to the terms of the outstanding shares of Series A Preferred Stock and Series B Preferred Stock. The issuance of additional preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, would have the effect of delaying or preventing a third party from acquiring a majority of the outstanding voting stock of the Company. Further, Section 203 of the General Corporation Law of Delaware (the "DGCL") prohibits the Company from engaging in certain business combinations with interested stockholders. These provisions may have the effect of delaying or preventing a change in control of the Company without action by the stockholders, and therefore could adversely affect the market price of the Common Stock. See "Description of Capital Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 8,989,258 shares of Common Stock outstanding (9,514,258 shares if the Underwriters' over-allotment option is exercised in full), substantially all of which will be freely tradable without restriction or further registration under the Securities Act other than by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act.

  The holders of an aggregate of approximately 4,482,542 shares of Common Stock, which shares include Common Stock issuable upon conversion of the Series A Preferred Stock and upon the exercise of outstanding warrants, are entitled under certain circumstances to cause the Company to register the sale of such shares of Common Stock under the Securities Act. The Company currently has a registration statement on Form S-3 in effect with respect to all such shares. Such shares are freely tradable during the effectiveness of such registration unless subject to other restrictions.

  The Company's directors and executive officers who collectively hold an aggregate of 816,433 shares of Common Stock have agreed pursuant to certain agreements that they will not sell any shares of Common Stock owned by them without the prior written consent of The Robinson-Humphrey Company, LLC for a period of 180 days after the date of this Prospectus. In addition, certain holders of approximately 1,426,000 shares of Common Stock, 1,132,012 shares of Series A Preferred Stock convertible into 1,162,576 shares of Common Stock, and 1,066,006 warrants representing rights to acquire up to 1,066,006 shares of Common Stock have agreed that they will not sell any shares of Common Stock, or other securities of the Company, for 45 days from the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC.

  Sales of a substantial number of shares of the Common Stock in the public market following this offering, or the perception that such sales might occur, after the applicable restrictions thereon lapse could have a material adverse effect on the market price of the Common Stock and could impair the Company's ability to raise additional equity capital. See "Management--Recent Option Grants" and "--Stock Option Plan," "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

                                  THE COMPANY

  Beginning in December 1994 and accelerating following the divestiture of its electronic components distribution business in July 1995, the Company has pursued an aggressive acquisition strategy to expand its mid-range server distribution business and strengthen its relationships with IBM and other vendors. In addition, the Company's CPG and reseller businesses have grown primarily as a result of strategic acquisitions. Pursuant to this strategy, the Company has completed the following seven acquisitions:

  . First Computer Corporation (December 1994)--a Burr Ridge, Illinois-based wholesale distributor of commercial mid-range servers primarily manufactured by NCR.

  . International Parts, Inc. (November 1995)--a San Antonio, Texas-based wholesale distributor of commercial mid-range servers primarily manufactured by IBM and NCR.

  . R&D Hardware Systems Company of Colorado ("R&D") (January 1996)--a
    Colorado Springs, Colorado-based wholesale distributor of commercial mid-range servers primarily manufactured by IBM, Unisys and Data General. In connection with this acquisition, the Company established a relationship with NxTrend, Inc. ("NxTrend") (an affiliate of the former owner of R&D), a VAR specializing in the sale of mid-range products bundled with its proprietary distribution applications software.

  . Star Technologies, Inc. (November 1996)--an Irvine, California-based systems integrator of PCs, workstations and departmental servers.

  . International Data Products, LLC (November 1996)--an Irvine, California-based reseller primarily of IBM RS/6000 commercial mid-range servers to end-user customers.

  . Target Solutions, Inc. (March 1997)--an Irvine, California-based reseller of IBM commercial mid-range servers to end user customers.

  . Star Management Services, Inc. ("SMS") (September 1997)--a San Antonio,
    Texas-based wholesale distributor of IBM commercial mid-range servers, principally AS/400 products. In connection with the SMS Acquisition, the Company established a relationship with Sirius (an affiliate of the former owners of SMS), a VAR specializing in selling IBM products typically bundled with J.D. Edwards & Company ("J.D. Edwards") application software. Subsequent to the acquisition, SMS was renamed Business Partner Solutions, Inc. and presently operates as a subsidiary of the Company.

  The Company was incorporated in California in 1975 as Silicon Valley Services, Inc. and was renamed Western Micro Technology, Inc. in April 1977. In August 1997, the Company was reincorporated in Delaware. The Company changed its name to Savoir Technology Group, Inc. in November 1997. The Company's principal executive offices are located at 254 East Hacienda Avenue, Campbell, California 95008. Its telephone number is (408) 379-0177.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.50 per share are estimated to be approximately $37.4 million ($43.1 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses payable by the Company. The Company intends to use the net proceeds from this offering as follows: (i) $10.0 million for the repayment of the IBMCC Credit Advance; (ii) $6.7 million for payments to two individuals, one of whom is an executive officer and director of the Company, in connection with the SMS Acquisition; (iii) $16.8 million for the repayment of the Subordinated Notes and associated prepayment penalty and related charges; and (iv) $3.9 million for repayment of indebtedness under the IBMCC Credit Facility. At February 28, 1998, the Company's indebtedness with respect to the IBMCC Credit Advance was approximately $10.0 million, payable in four installments on the last day of March 1998, September 1998, March 1999 and September 1999, with interest on the unpaid balance thereof at the annual rate of prime plus 2% (10.5% at February 28, 1998). At February 28, 1998, the amount to be paid to the two individuals in connection with the SMS Acquisition was approximately $7.4 million. Such amount has been discounted from $7.4 million to $6.7 million on the Company's balance sheet using its effective borrowing rate of 10.375%. At February 28, 1998, the balance due on the Subordinated Notes was approximately $15.7 million payable on September 30, 2000, with interest on the unpaid balance thereof at the annual rate of 13.5% and is subject to certain prepayment penalties. At February 28, 1998, the Company's interest-bearing cash advances under the IBMCC Credit Facility (excluding the IBMCC Credit Advance described above) was approximately $9.3 million, with interest on the unpaid balance thereof at the annual rate of prime plus 1.875% (10.375% at February 28, 1998).

  Any additional net proceeds from this offering are expected to be used for general corporate purposes, including working capital and possible future acquisitions. However, except with respect to its discussions with certain entities, none of which would constitute a significant subsidiary if acquired, the Company has no specific agreements or commitments in this regard. The Company's management will retain broad discretion as to the allocation of the net proceeds of this offering remaining after the allocations set forth above.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is quoted on The Nasdaq National Market under the symbol "SVTG." Prior to November 24, 1997, the Common Stock was quoted on The Nasdaq National Market under the symbol "WSTM." The following table sets forth, for the periods indicated, high and low sales prices for the Common Stock as reported by The Nasdaq National Market.

                                                                    HIGH   LOW
                                                                   ------ -----
   YEAR ENDED DECEMBER 31, 1996
    First Quarter................................................. $ 7.07 $4.38
    Second Quarter................................................  11.38  6.25
    Third Quarter.................................................   9.13  5.88
    Fourth Quarter................................................  12.38  8.00
   YEAR ENDED DECEMBER 31, 1997
    First Quarter................................................. $14.50 $9.50
    Second Quarter................................................  13.50  8.63
    Third Quarter.................................................  12.75  8.00
    Fourth Quarter................................................  11.63  9.00
   YEAR ENDING DECEMBER 31, 1998
    First Quarter (through March 11, 1998)........................ $12.75 $9.63

  On March 11, 1998, the closing sale price for the Common Stock on The Nasdaq National Market was $11.50 per share. As of March 11, 1998, there were approximately 300 stockholders of record and approximately 1,800 beneficial stockholders of the Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid any cash dividends on the Common Stock. The Company currently anticipates that it will retain all available funds for use in the operation of its business, including possible acquisitions, and does not intend to pay any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other factors, future earnings, operations, capital requirements, acquisitions and strategic equity investment opportunities, the general financial condition of the Company and general business conditions. Further, the Company's ability to pay cash dividends is currently restricted by the IBMCC Credit Facility and the Note Purchase Agreement. The terms of future credit facilities or other agreements may also contain similar restrictions. In addition, the Company's Certificate of Designation with respect to the Series A Preferred Stock prohibits the payment of dividends on the Common Stock unless and until dividends are paid on the Series A Preferred Stock in accordance with its terms. See "Risk Factors--No Cash Dividends on Common Stock."

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of December 31, 1997, and as adjusted to reflect the receipt and application of the net proceeds from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $11.50 per share. The information set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                      AS OF DECEMBER 31, 1997
                                                      --------------------------
                                                       ACTUAL      AS ADJUSTED
                                                      ----------- --------------
                                                          (IN THOUSANDS)
Short-term debt...................................... $    15,579   $     3,068
                                                      ===========   ===========
Long-term debt, less current portion................. $    22,330   $       416
Stockholders' equity:
  Preferred Stock, $0.01 par value: 10,000,000 shares
   authorized; 2,242,500 shares of Series A issued
   and outstanding; 10 shares of Series B issued and
   outstanding.......................................      18,132        18,132
  Common Stock, $0.01 par value: 25,000,000 shares
   authorized; 5,357,678 shares issued and
   outstanding; 8,857,678 shares issued and
   outstanding, as adjusted(1).......................      27,983        65,368
  Retained earnings..................................         965       (1,207)
                                                      -----------   -----------
    Total stockholders' equity.......................      47,080        82,293
                                                      -----------   -----------
      Total capitalization........................... $    69,410   $    82,709
                                                      ===========   ===========

--------
(1) Based on 5,357,678 shares of Common Stock outstanding at December 31, 1997. Does not include: (i) 1,436,010 shares of Common Stock subject to options outstanding pursuant to the 1994 Stock Option Plan at a weighted average exercise price of $7.93 per share; (ii) 1,733,375 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $8.88 per share; and (iii) 2,242,500 shares of Common Stock reserved for issuance upon conversion of the outstanding shares of Series A Preferred Stock. Also excludes: (i) 169,260 shares of Common Stock reserved for issuance pursuant to the 1994 Stock Option Plan; (ii) 124,759 shares of Common Stock reserved for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan; (iii) up to 241,000 shares of Common Stock issuable pursuant to certain earnout provisions granted by the Company in connection with prior acquisitions; and (iv) 10 shares of Series B Preferred Stock which are not convertible into shares of Common Stock. See "Capitalization," "Management--Stock Option Plan," "Description of Capital Stock--Common Stock Warrants" and "--Preferred Stock" and Note 6 of Notes to Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data set forth below with respect to the Company's consolidated statements of operations for each of the three years in the period ended December 31, 1997 and the consolidated balance sheets at December 31, 1996 and 1997 are derived from consolidated financial statements of the Company that have been audited by Coopers & Lybrand L.L.P., independent accountants, which appear elsewhere in this Prospectus. The consolidated statements of operations for the two years ended December 31, 1994 and the consolidated balance sheets at December 31, 1993, 1994 and 1995 are derived from consolidated financial statements audited by Coopers & Lybrand L.L.P. which are not included in this Prospectus. The data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                            YEAR ENDED DECEMBER 31,
                                  ----------------------------------------------
                                  1993(1)  1994(1)     1995      1996     1997
                                  -------  --------  --------  -------- --------
                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
  Net sales.....................  $96,843  $119,285  $106,462  $131,697 $237,884
  Cost of goods sold............   79,802   102,662    93,416   114,389  205,089
                                  -------  --------  --------  -------- --------
  Gross profit..................   17,041    16,623    13,046    17,308   32,795
  Selling, general and
   administrative expenses......   16,373    16,958    13,694    13,716   25,969
  Restructuring costs...........    1,510        --     3,600        --       --
                                  -------  --------  --------  -------- --------
  Operating income (loss) --
    continuing operations.......     (842)     (335)   (4,248)    3,592    6,826
  Interest expense..............      535       884       850       978    3,181
                                  -------  --------  --------  -------- --------
  Income (loss) before income
   taxes--continuing operations.   (1,377)   (1,219)   (5,098)    2,614    3,645
  Income tax expense (benefit)..     (286)     (217)       --       276      335
                                  -------  --------  --------  -------- --------
  Income (loss) from continuing
   operations...................   (1,091)   (1,002)   (5,098)    2,338    3,310
  Discontinued operations, net
   of tax.......................      524       387        --        --       --
                                  -------  --------  --------  -------- --------
  Net income (loss).............  $  (567) $   (615) $ (5,098) $  2,338 $  3,310
                                  =======  ========  ========  ======== ========
  Net income (loss) per
   share:(2)
   --Basic......................  $ (0.16) $  (0.17) $  (1.36) $   0.55 $   0.57
   --Diluted....................    (0.16)    (0.17)    (1.36)     0.52     0.55
  Number of shares used in per
   share calculations:(2)
   --Basic......................    3,474     3,669     3,756     4,255    4,902
   --Diluted....................    3,474     3,669     3,756     4,513    5,976
Other Data:
  EBITDA(3).....................  $    24  $    222  $ (3,721) $  4,575 $  9,496
  Depreciation and amortization.      866       557       527       983    2,670
                                              AS OF DECEMBER 31,
                                  ----------------------------------------------
                                   1993      1994      1995      1996     1997
                                  -------  --------  --------  -------- --------
                                                (IN THOUSANDS)
BALANCE SHEET DATA:
  Working capital...............  $12,021  $ 12,334  $  7,312  $  7,448 $  6,454
  Total assets..................   34,975    37,898    35,899    63,276  186,888
  Short-term debt...............    6,131     9,261     7,126    11,335   15,579
  Long-term debt, less current
   portion......................       52        65       117        53   22,330
  Stockholders' equity..........   13,976    14,424    11,004    15,714   47,080

--------
(1) Amounts for 1993 and 1994 have been restated to reflect the 1994 discontinuation of the testing division and the 1994 acquisition of First Computer Corporation accounted for as a pooling of interests.
(2) See Note 7 of Notes to Consolidated Financial Statements for information concerning the computation of net income (loss) per share.
(3) EBITDA represents earnings from continuing operations before interest income and expense (including amortization of deferred financing costs), income taxes, depreciation, amortization of goodwill and non-cash stock option compensation expenses. EBITDA is presented because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because management believes that EBITDA is a relevant measure of the Company's ability to generate cash without regard to the Company's capital structure or working capital needs. EBITDA as presented may not be comparable to similarly titled measures used by other companies, depending upon the non-cash charges included. When evaluating EBITDA, investors should consider that EBITDA: (i) should not be considered in isolation but together with other factors which may influence operating and investing activities, such as changes in operating assets and liabilities and purchases of property and equipment; (ii) is not a measure of performance calculated in accordance with generally accepted accounting principles; (iii) should not be construed as an alternative or substitute for income from operations, net income or cash flows from operating activities in analyzing the Company's operating performance, financial condition or cash flows; and (iv) should not be used as an indicator of the Company's operating performance or as a measure of its liquidity.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Except for historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements regarding future events and the Company's plans and expectations. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed previously in "Risk Factors," as well as those discussed elsewhere in this Prospectus or incorporated herein by reference.

OVERVIEW

  Recognizing the consolidation trend in the commercial mid-range systems distribution industry, the Company commenced its acquisition strategy in December 1994 with the acquisition of First Computer Corporation. Since then, the Company has focused upon expanding its commercial mid-range server distribution business through internal growth and strategic acquisitions. On July 26, 1995, the Company sold its electronic components distribution assets to Reptron Electronics Inc. The transaction, valued at approximately $12.5 million, consisted of a $9.2 million payment in cash and the assumption of $3.3 million in accounts payable. Since December 1995, the Company has completed an additional six acquisitions, which have expanded the Company's products and services, increased its geographic market coverage, strengthened its management and technical personnel and increased its operating leverage. The following table summarizes the Company's acquisition history:

                                                                                             ESTIMATED EARNOUT
                                       INITIAL CONSIDERATION   ACTUAL EARNOUT PAID      POTENTIAL CONSIDERATION(1)
                                      ------------------------ -----------------------  --------------------------------
       ACQUISITION        TRANSACTION              SHARES OF               SHARES OF                     SHARES OF
         TARGET              DATE        CASH     COMMON STOCK CASH      COMMON STOCK       CASH        COMMON STOCK
 -----------------------  ----------- ----------- ------------ --------  -------------  -------------- -----------------
Star Management
 Services, Inc.
 ("SMS")(2).............    9/30/97   $49,500,000   460,000          --              -- $    5,000,000            --
Target Solutions, Inc.
 ("TSI")(3).............    3/17/97            --   220,273          --              --             --            --
International Data
 Products, LLC
 ("IDP")(4).............   11/29/96       265,000        --          --              --             --       140,000
Star Technologies, Inc.
 ("STI")(5).............    11/7/96            --   113,263          --          48,721             --        60,000
R&D Hardware Systems
 Company of Colorado
 ("R&D")(6).............     1/2/96     1,000,000   125,000          --          78,587             --            --
International Parts,
 Inc. ("IPI")(7)........   11/18/95            --   300,000          --          42,516             --            --
First Computer
 Corporation ("FCC")(8).    12/1/94            34   328,943          --              --             --            --

--------
(1) Estimated by the Company as of March 11, 1998.
(2) The $49.5 million cash consideration is to be paid in three installments, with $42.2 million paid at closing and two subsequent payments of $3.7 million to be made on the first and second anniversaries of the closing, respectively. For the eleven months ended September 30, 1997, SMS had audited revenue of $86.5 million and operating income of $1.1 million.
(3) For the year ended December 31, 1996, TSI had unaudited revenue of $16.0 million and net income of approximately $200,000. The TSI agreement provides for a total earnout potential consideration of $10,000,000 in cash and stock. See Note 11 of Notes to Consolidated Financial Statements.
(4) Excludes assumed liabilities of $424,000. For the year ended December 31, 1995, IDP had unaudited revenue of $4.6 million and net income of approximately $2,000. The IDP agreement provides for a total earnout potential consideration of 140,000 shares of Common Stock. See Note 11 of Notes to Consolidated Financial Statements.
(5) For the year ended June 30, 1996, STI had unaudited revenue of $7.5 million and net income of approximately $40,000.
(6) For the year ended December 31, 1995, R&D had unaudited revenue of $9.6 million and net income of approximately $446,000.
(7) For the year ended December 31, 1994, IPI had unaudited revenue of $15.2 million and net income of approximately $90,000.
(8) For the year ended December 31, 1993, FCC had unaudited revenue of $6.1 million and net income of approximately $23,000.

INCOME TAXES

  Due to the utilization of net operating loss carryforwards generated in 1995 and years prior, the Company's effective tax rate was 10.6% and 9.2% in 1996 and 1997, respectively, as compared to a normal combined effective tax rate of approximately 40% for federal and state income taxes. As of December 31, 1997, the Company has utilized substantially all of its available federal net operating loss carryforward amounts. Due to the utilization of these carryforwards and the significant amount of non-tax deductible amortization expense related to goodwill incurred in certain acquisitions, the Company expects its effective tax rate to approximate 50% in 1998.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

                                            FISCAL YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                              1995         1996        1997
                                           ----------   ----------  ----------
Net sales.................................      100.0%       100.0%      100.0%
Cost of goods sold........................       87.7         86.9        86.2
                                           ----------   ----------  ----------
  Gross profit............................       12.3         13.1        13.8
Selling, general and administrative
 expenses.................................       12.4          9.7         9.8
Depreciation and amortization expense.....        0.5          0.7         1.1
Restructuring costs.......................        3.4          0.0         0.0
                                           ----------   ----------  ----------
    Total operating expenses..............       16.3         10.4        10.9
                                           ----------   ----------  ----------
    Operating income (loss)...............       (4.0)         2.7         2.9
Interest expense..........................        0.8          0.7         1.4
                                           ----------   ----------  ----------
Income (loss) before income taxes.........       (4.8)         2.0         1.5
Income tax expense........................        0.0          0.2         0.1
                                           ----------   ----------  ----------
Net income (loss).........................       (4.8)%        1.8%        1.4%
                                           ==========   ==========  ==========

COMPARISONS OF YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  Net Sales. Net sales consists of sales of commercial mid-range servers, integrated personal computers, workstations, peripheral equipment, storage products, software and remarketed installation and technical support services, net of sales discounts and returns. Net sales increased by 80.6% to $237.9 million in 1997 from $131.7 million in 1996, and by 23.7% in 1996 from $106.5 million in 1995. Net sales in 1995 included $28.2 million in net sales from the Company's former electronic components distribution business, which was sold in July 1995. Excluding the net sales of the electronic components distribution business, net sales in 1996 increased 68.2% from $78.3 million in 1995. The growth in net sales resulted primarily from additions to the Company's sales force, increased marketing efforts, increased integration and storage product sales in CPG and the acquisitions of IPI, R&D, STI, IDP, TSI and SMS.

  Gross Profit. Cost of sales is comprised of purchase costs, net of early payment and volume discounts and product freight. Gross profit as a percentage of net sales is affected by several factors including the mix of high margin and low margin products and services and the proportion of large orders on which the Company extends volume discounts to customers. Gross profit increased by 89.5% to $32.8 million in 1997 from $17.3 million in 1996, and by 32.7% in 1996 from $13.0 million in 1995. Gross profit in 1995 includes $4.1 million in gross profit from the former electronic components distribution business. Excluding the gross profit of the electronic components distribution business, gross profit increased 94.4% in 1996 from $8.9 million in 1995. Gross profit as a percentage of net sales was 13.8% in 1997, 13.1% in 1996 and 12.3% in 1995 (11.4% excluding the electronic components distribution business). The increase in gross profit as a percentage of net sales in 1996 and 1997 was a result of a greater mix of higher margin products and services, including integration and technical support services, as well as increased volume discounts provided by certain vendors.

  Operating Expenses. Operating expenses include: salaries and commissions paid to sales representatives; compensation paid to marketing, product management, technical and administrative personnel; depreciation of infrastructure costs, including the Company's information system and leasehold improvements; amortization of intangibles resulting from goodwill recorded from acquisitions; facility lease expenses; telephone and data line expenses and provision for bad debt losses. Fluctuations in operating expenses as a percentage of net sales can result from planned expenditures by the Company for additional sales, marketing, technical support and administrative personnel, efficiencies gained through higher sales volumes and resulting economies of scale and the timing of acquisitions.

  Selling, general and administrative expenses (excluding depreciation and amortization expense) increased by 83.5% to $23.3 million in 1997 from $12.7 million in 1996, and decreased 3.3% in 1996 from $13.2 million in 1995. Selling, general and administrative expenses as a percentage of net sales were 9.8% in 1997, 9.7% in 1996 and 12.4% in 1995. In 1997, selling, general and administrative expenses as a percentage of net sales were essentially the same as in 1996, despite rapid net sales growth and the addition of personnel and infrastructure costs from acquisitions. The Company expects to achieve additional economies of scale in selling, general and administrative expenses in 1998 as the Company continues to integrate the acquisition of SMS which was completed on September 30, 1997. Selling, general and administrative expenses as a percentage of net sales decreased in 1996 from 1995 primarily due to elimination of the personnel and infrastructure relating to the electronic components distribution business.

  Depreciation and amortization expense increased by 171.6% to $2.7 million in 1997 from $1.0 million in 1996, and by 86.5% in 1996 from $500,000 in 1995.
Depreciation and amortization expense as a percentage of net sales was 1.1% in 1997, 0.7% in 1996 and 0.5% in 1995. In 1997, depreciation and amortization expense as a percentage of net sales increased over 1996 due to higher amortization expense as a result of increased goodwill related to acquisitions and higher depreciation costs incurred as a result of leasehold improvements and computer equipment additions. In 1996, depreciation and amortization expense as a percentage of net sales increased over 1995 primarily due to higher amortization expense as a result of increased goodwill related to acquisitions.

  Restructuring costs incurred by the Company in 1995 related to the divestiture of the Company's former electronic components distribution business. The $3.6 million charge taken in 1995, 3.4% of net sales, consisted of $1.4 million for write-offs of goodwill, $1.2 million for severance and other related exit charges and $1.0 million for component inventory reserves.

  Operating Income (Loss). Operating income increased by 90.0% to $6.8 million in 1997 from $3.6 million in 1996. In 1995, the Company had an operating loss of $4.2 million. The increase in operating income in 1996 and 1997 resulted from higher net sales and increased gross profit as a percentage of net sales, operating expense control and economies of scale. Operating income (loss) as a percentage of net sales was 2.9% in 1997, 2.7% in 1996 and (4.0%) in 1995.

  Interest Expense. Interest expense increased by 225.3% to $3.2 million in 1997 from $1.0 million in 1996, and by 15.1% in 1996 from $850,000 in 1995.
The increase in interest expense in 1996 and 1997 resulted from increased borrowings in order to fund acquisitions, principally the acquisition of SMS on September 30, 1997, infrastructure additions, expanded operations and overall growth.

  Income Taxes. Income tax expense was $335,000, $276,000 and $0 in 1997, 1996 and 1995, respectively, reflecting effective tax rates of 9.2%, 10.6% and 0%, respectively. The Company's effective tax rate differed from statutory rates due to the utilization of net operating loss carryforwards from losses generated in 1995 and prior.

  Net Income (Loss). Net income increased by 41.6% to $3.3 million in 1997 from $2.3 million in 1996. The Company incurred a net loss of $5.1 million in 1995. Net income (loss) as a percentage of net sales was 1.4% in 1997, 1.8% in 1996 and (4.8%) in 1995.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited quarterly financial data and such data expressed as a percentage of net sales for the quarters of 1996 and 1997. In the opinion of management, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Prospectus, and all necessary adjustments (consisting only of normal recurring adjustments) have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                       1996                                 1997
                          ----------------------------------  -----------------------------------
                           FIRST   SECOND    THIRD   FOURTH    FIRST   SECOND    THIRD    FOURTH
                          QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER  QUARTER
                          -------  -------  -------  -------  -------  -------  -------  --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............  $27,617  $32,364  $33,940  $37,776  $35,950  $39,886  $46,139  $115,909
Cost of goods sold......   24,037   28,458   29,443   32,451   29,981   33,293   39,297   102,518
                          -------  -------  -------  -------  -------  -------  -------  --------
 Gross profit...........    3,580    3,906    4,497    5,325    5,969    6,593    6,842    13,391
                          -------  -------  -------  -------  -------  -------  -------  --------
Selling, general and
 administrative
 expenses...............    2,727    2,929    3,297    3,780    4,410    5,213    4,967     8,709
Depreciation and
 amortization...........      211      234      254      284      393      356      504     1,417
                          -------  -------  -------  -------  -------  -------  -------  --------
 Total operating
  expenses..............    2,938    3,163    3,551    4,064    4,803    5,569    5,471    10,126
                          -------  -------  -------  -------  -------  -------  -------  --------
 Operating income.......      642      743      946    1,261    1,166    1,024    1,371     3,265
Interest expense........      237      197      242      302      432      496      604     1,649
                          -------  -------  -------  -------  -------  -------  -------  --------
 Income before income
  taxes.................      405      546      704      959      734      528      767     1,616
Income tax expense......       34       60       61      121      191      121       --        23
                          -------  -------  -------  -------  -------  -------  -------  --------
 Net income.............  $   371  $   486  $   643  $   838  $   543  $   407  $   767  $  1,593
                          =======  =======  =======  =======  =======  =======  =======  ========
 Diluted net income per
  share.................  $  0.09  $  0.11  $  0.14  $  0.18  $  0.11  $  0.08  $  0.15  $   0.19
                          =======  =======  =======  =======  =======  =======  =======  ========
 Number of shares
  (diluted) used in per
  share calculation.....    4,326    4,529    4,476    4,708    4,977    5,196    5,144     8,194
                          =======  =======  =======  =======  =======  =======  =======  ========
                                            AS A PERCENTAGE OF NET SALES
                          -----------------------------------------------------------------------
Net sales...............    100.0%   100.0%   100.0%   100.0%   100.0%   100.0%   100.0%    100.0%
Cost of goods sold......     87.0     87.9     86.8     85.9     83.4     83.5     85.2      88.5
                          -------  -------  -------  -------  -------  -------  -------  --------
 Gross profit...........     13.0     12.1     13.2     14.1     16.6     16.5     14.8      11.5
                          -------  -------  -------  -------  -------  -------  -------  --------
Selling, general and
 administrative
 expenses...............      9.9      9.1      9.7     10.0     12.3     13.1     10.8       7.5
Depreciation and
 amortization...........      0.8      0.7      0.8      0.8      1.1      0.9      1.0       1.2
                          -------  -------  -------  -------  -------  -------  -------  --------
 Total operating
  expenses..............     10.7      9.8     10.5     10.8     13.4     14.0     11.8       8.7
                          -------  -------  -------  -------  -------  -------  -------  --------
 Operating income.......      2.3      2.3      2.7      3.3      3.2      2.5      3.0       2.8
Interest expense........      0.9      0.6      0.6      0.8      1.2      1.2      1.3       1.4
                          -------  -------  -------  -------  -------  -------  -------  --------
 Income before income
  taxes.................      1.4      1.7      2.1      2.5      2.0      1.3      1.7       1.4
Income tax expense......      0.1      0.2      0.2      0.3      0.5      0.3       --        --
                          -------  -------  -------  -------  -------  -------  -------  --------
 Net income.............      1.3%     1.5%     1.9%     2.2%     1.5%     1.0%     1.7%      1.4%
                          =======  =======  =======  =======  =======  =======  =======  ========

  The Company's quarterly net sales and operating results may vary significantly as a result of a variety of factors, including, but not limited to, changes in the supply and demand for commercial mid-range servers, peripheral equipment, software and related services, the cost, timing and integration of acquisitions, the addition or loss of a key vendor or customer, the introduction of new technologies, changes in manufacturers' prices, price protection policies or stock rotation privileges, changes in market development funds, changes in the level of operating expenses, product supply shortages, disruption of warehousing or shipping channels, inventory adjustments, increases in the amount of accounts receivable written off, price competition, changes in the mix of products sold through distribution channels and in the mix of products purchased by OEMs. Operating results could also be adversely affected by general economic and other conditions affecting the timing of customer orders and capital spending, a downturn in the market for commercial mid-range servers, and order cancelations or rescheduling. In addition, the computer distribution industry experiences both seasonal trends and, within each quarter, tends to sell a substantial amount of its products at the end of the quarter. For example, the Company's largest vendor, IBM, sells approximately 35-40% of its products in the last calendar quarter. Historically, a substantial portion of the Company's net sales has been made in the last few days of a quarter. Accordingly, the Company's quarterly results of operations are difficult to predict and delays in the closing of sales near the end of a quarter could cause quarterly net sales to fall substantially short of anticipated levels and, to a greater degree, adversely affect profitability. Thus, the Company believes that period-to-period comparisons of the Company's operating results are not necessarily meaningful and should not be relied upon as an indication of future performance. The Company's future operating results are expected to continue to fluctuate as a result of these and other factors, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Fluctuations in Operating Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has required substantial capital to finance accounts receivable, inventories, capital expenditures and acquisitions, and has financed these requirements primarily through borrowings under credit facilities, cash generated from operations and recently, the issuance and sale of Series A Preferred Stock and Subordinated Notes.

  In September 1997, the Company negotiated with IBMCC to increase the IBMCC Credit Facility line from $35.0 million to $75.0 million. The line was subsequently increased on a temporary basis to $85.0 million through January 31, 1998. Product purchases from IBM and cash advances from IBMCC are directly charged to the credit line and are paid by the Company based on payment terms outlined in the IBMCC Credit Facility. Borrowings under the IBMCC Credit Facility are based on eligible accounts receivable and inventory, as defined. The IBMCC Credit Facility is renewable in September 1999 and contains restrictive covenants which include the maintenance of minimum current, tangible net worth and times interest earned ratios, as defined. As of December 31, 1996 and 1997, the Company had outstanding borrowings under the IBMCC Credit Facility of $27.2 million and $71.7 million, respectively. Of the total outstanding borrowings, $11.2 million and $6.6 million represented cash advances at December 31, 1996 and 1997, respectively. Cash advances bear interest at the prime rate plus 1.875% (10.375% at December 31, 1997). Based on eligible assets, as of December 31, 1997, the Company had additional borrowings available under the IBMCC Credit Facility of approximately $12.5 million.

  On September 30, 1997, the Company entered into the Note Purchase Agreement, pursuant to which the Company sold $15.7 million of Subordinated Notes to the Purchasers, granted to the Purchasers warrants (the "Warrants") to purchase an aggregate of 400,000 shares of the Common Stock and granted to the Purchasers 10 shares of Series B Preferred Stock. The Subordinated Notes, which are subordinated to the Company's primary lender, IBMCC, bear interest at 13.5% annually, include an original issue discount, fully earned upon funding, of $700,000, and are due September 30, 2000. The Company may prepay the Subordinated Notes at 107% of the principal balance subsequent to September 30, 1997, 106% subsequent to September 30, 1998 and 105% subsequent to September 30, 1999. On or after March 31, 2000, the Purchasers may request redemption of up to 50% of the Subordinated Notes issued at 100% of the principal amount. The Warrants issued pursuant to the Note Purchase Agreement have an exercise price of $7.50 per share and expire on September 30, 2004. On each anniversary, the Warrant price may be reset to 87.5% of the price, as defined, of the Common Stock if the market price of the Common Stock is less than $7.50. The Note Purchase Agreement required the Company to register the Common Stock underlying the Warrants on a registration statement on Form S-3. The Series B Preferred Stock issued to the Purchasers allows the holders of the Series B Preferred Stock to elect one member to the Company's Board of Directors if there is a default or event of default, as defined, in the Note Purchase Agreement. The Note Purchase Agreement contains restrictive covenants which include minimum fixed charge coverage ratio, minimum income, minimum consolidated net worth and maximum capital expenditures. The Company used the proceeds from the issuance of the Subordinated Notes to consummate the SMS Acquisition.

  On September 30, 1997, the Company executed an amendment to its IBMCC Credit Facility, pursuant to which the Company obtained the IBMCC Credit Advance to consummate the SMS Acquisition. The IBMCC Credit Advance bears interest at the rate of prime plus 2% (10.5% at December 31, 1997) and is due in four installments through September 30, 1999. As part of the amendment, the Company granted IBMCC warrants to purchase 100,000 shares of the Common Stock. The warrants issued to IBMCC are the same, in all respects, to the Warrants issued to the Purchasers.

  Operating activities for 1997 provided cash in the amount of $5.9 million. For this period, cash was provided primarily as a result of net income of $3.3 million, depreciation and amortization of $2.7 million, and a $32.3 million increase in accounts payable, partially offset by a $23.3 million increase in accounts receivable and a $7.5 million increase in inventories. Favorable accounts payable terms with IBMCC and increased leasing of product purchases by customers through IBMCC and third party leasing vendors, which decreased the average days to collect customer receivables, resulted in the generation of cash in 1997. For 1996, net cash in the amount of $1.0 million was used in operating activities, primarily as a result of higher levels of accounts receivable and inventories, increased sales volume and acquisitions, partially offset by an increase in accounts payable.

  Investing activities for 1997 used cash in the amount of $37.7 million. For this period, cash was used for the acquisitions of SMS and TSI, the equity investment in Q.I.V. Systems, Inc. and continuing leasehold and computer hardware and software investments made at the headquarters, sales office and warehouse and integration center sites. For 1996, net cash in the amount of $2.8 million was used in investing activities, primarily for the acquisitions of R&D, IDP and STI and infrastructure additions.

  Cash provided by financing activities for 1997 was $34.4 million, consisting primarily of borrowings under the Note Purchase Agreement and the IBMCC Credit Advance totaling $23.1 million and the issuance of Series A Preferred Stock totaling $19.1 million, partially offset by the Company's reduction in short-term borrowings by $8.4 million. For 1996, cash provided by financing activities was $3.7 million, resulting primarily from an increase in short-term borrowings to fund working capital requirements.

  The Company believes it has sufficient funds, or alternate sources of funds, to carry on its business as presently conducted through 1998. See "Risk Factors--Future Capital Needs; Uncertainty of Additional Financing."

YEAR 2000 COMPLIANCE

  The Company believes that its business systems, including its computer systems, are not subject to the Year 2000 problem; however, the Company has begun to query its vendors and customers as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the Year 2000 approaches. See "Risk Factors-- Risks Associated With Potential "Year 2000" Problems of Third Parties."

BACKLOG

  Although the Company receives purchase orders for products to be delivered to customers over a specified time period, there can be no assurance that such orders will result in sales, as most orders are subject to revision or cancellation without penalty. Consequently, the Company does not believe that backlog is a meaningful indicator of sales for future periods.

                                   BUSINESS

GENERAL

  The Company is a value-added wholesale distributor of commercial mid-range servers, peripheral equipment (including wireless networking equipment, storage products, printers and terminals) and software. The Company believes that it is one of the top three distributors of IBM's AS/400 and RS/6000 commercial mid-range servers. The Company was recently named IBM's Distributor of the Year for the second half of 1997 and was designated as one of IBM's Premier Business Partners, a distinction awarded only to the top 2% of IBM's partners and affiliates. The Company also distributes commercial mid-range servers, peripheral equipment and software manufactured by Unisys, NCR, Data General and Telxon Corporation ("Telxon"). The Company primarily distributes commercial mid-range servers and related products to VARs who generally incorporate commercial applications software and sell integrated computer systems to end user customers. The Company also integrates and configures personal computers, workstations and departmental servers for OEMs, and provides and remarkets installation and technical support services. Through seven acquisitions and internal growth, the Company has expanded its products and services, increased its geographic market coverage, strengthened its management and technical personnel and increased its operating leverage. As a result, the Company's net sales increased from $106.5 million in 1995 to $237.9 million in 1997, representing compound annual growth of 49.5%, while its operating income improved from a loss (excluding restructuring charges) of $648,000 in 1995 to income of $6.8 million in 1997.

INDUSTRY OVERVIEW

  The commercial mid-range server market encompasses servers typically priced between $25,000 and $1.5 million with processing power sufficient to run entire small- to medium-sized businesses and departments or divisions of large businesses. According to Dataquest, the mid-range server market grew 12.8% to $26.0 billion in 1996 from $23.1 billion in 1995, and is expected to grow at a 10.9% compound annual rate to $43.7 billion in 2001. Growth in the commercial mid-range server market is being driven by the proliferation of client-server networked environments, local area networks ("LANs"), wide area networks ("WANs"), increased processing power, the evolution of sophisticated applications software, growth in Intranet and Internet environments, the decline in prices for mid-range servers and the scaling of the NT operating system into mid-range systems. Within the commercial mid-range server market, IBM is a leading participant with its offering of AS/400 and RS/6000 commercial mid-range servers. In 1996, according to a study by Dataquest, IBM and Hewlett-Packard Corporation ("Hewlett-Packard") were the leading manufacturers of mid-range servers, with each holding an estimated 19% market share.

  The distribution channels for commercial mid-range servers generally consist of manufacturers, wholesale distributors, resellers and end users. In recent years, these distribution channels have evolved through three stages: (i) direct sales by manufacturers to end user customers; (ii) single-tier distribution in which manufacturers sell to resellers who, in turn, sell directly to end user customers; and (iii) two-tier or wholesale distribution in which manufacturers sell to value-added wholesale distributors who sell only to resellers who, in turn, sell directly to end user customers.

  The Company believes that the middle market customer niche in which it competes is one of the fastest growing segments of the commercial mid-range server market. Many computer manufacturers faced with the rising cost of maintaining a direct sales force to serve a large and diverse group of VARs and end user customers are relying more upon wholesale distributors for an increasing percentage of their sales to small- and medium-sized businesses. For example, in early 1996, IBM announced its intention to increase its sales through qualified wholesale distributors by over 100%. In addition, to enhance profitability and concentrate resources on product design, marketing and other core aspects of their businesses, certain manufacturers are outsourcing to wholesale distributors certain support functions, such as integration, configuration, logistical and inventory management, technical support and marketing. At the same time, the Company believes that shortened product life cycles, the accelerated introduction of new products and applications, the complex technical nature of the commercial mid-range server market, limited direct purchasing power with manufacturers and manufacturers' preference in dealing with a smaller number of well-capitalized wholesale distributors have caused VARs to rely increasingly on these distributors for inventory management, financing, technical support and other related functions. The Company believes that the role of the value-added wholesale distributor will become increasingly important as the VAR market for these products continues to become more fragmented.

  In addition, increasingly the final assembly of certain products is performed by wholesale distributors. In order to compete more effectively and lower their costs, certain major computer systems manufacturers that rely on the wholesale distribution model have announced their intention to reduce their own inventories and the inventories of their distributors and resellers by implementing or expanding a build-to-order manufacturing process. These major manufacturers have also begun to develop programs whereby final assembly will be performed at the distribution level ("channel assembly") as compared to the build-to-forecast methodology they presently employ. The Company has participated in IBM's channel assembly program for RS/6000 mid-range servers since January 1997.

  As commercial mid-range market opportunities have increased, the mid-range distribution industry has experienced significant consolidation as economies of scale and access to financial resources have become more critical. Smaller wholesale distributors are seeking to partner with larger wholesale distributors or are being driven out of the market as manufacturers, led by IBM and Hewlett-Packard, strive to market their products through a smaller number of large wholesale distributors such as the Company. Examples of such consolidation of distributors of IBM mid-range servers over the past year include the acquisition of ProAmerica by Dickens Data Systems, Inc., the acquisition of SupportNet by Gates/Arrow Commercial Systems, a division of Arrow Electronics, Inc., the SMS Acquisition and the pending acquisition of Dickens Data Systems, Inc. by Pioneer Standard Electronics, Inc. Large wholesale distributors, such as the Company, that have been able to utilize economies of scale to lower costs and pass on the savings to their customers in the form of reduced prices or increased technical support, have continued to expand market share. Furthermore, the need for wholesale distributors to increase operating leverage and purchasing power, the desire of VARs to satisfy their mid-range system requirements with fewer vendors who provide higher levels of value-added services and the lack of sufficient capital available to these VARs have accelerated the consolidation of small- and medium-sized distributors. The Company believes that this consolidation trend will continue through the year 2000.

BUSINESS STRATEGY

  The Company's objective is to improve upon its position as a leading value-added wholesale distributor of commercial mid-range servers and to capitalize on the continuing shift of sales by manufacturers of commercial mid-range servers to the wholesale distribution channel. The following are the key elements of the Company's business strategy:

    . Strengthen and Expand Vendor Relationships. The Company believes that much of its success comes from its strong relationships with a relatively small number of vendors. The Company intends to continue to enhance its vendor relationships by aggressively pursuing co-marketing efforts, actively participating in advisory councils and customer groups and maintaining strong relationships with key vendor executives. The Company was recently named IBM's Distributor of the Year for the second half of 1997 and was designated as one of IBM's Premier Business Partners, a distinction awarded only to the top 2% of IBM's partners and affiliates. In addition, the Company continually reviews its vendor mix and identifies new vendors that the Company believes are well positioned for long-term growth. The Company believes that significant opportunities exist in the emerging NT market and intends to expand its distribution business by offering additional platforms which utilize this network operating system.

    . Focus on Mid-Range Commercial Value-Added Resellers and Independent Software Vendors. The Company intends to continue to focus on distributing products to VARs which sell systems to small- and medium-sized end user customers, and also to focus on ISVs, which sell systems bundled with software to small- and medium-sized end user customers. Many manufacturers faced with declining product prices and the rising cost of selling direct to a large and diverse group of end user customers are relying on wholesale distributors for an increasing percentage of their sales to small- and medium-sized businesses. At the same time, resellers are increasing their reliance on wholesale distributors for service and support functions. The Company believes that its focus on selling to VARs and ISVs should enable it to capitalize on the continued growth in the small- and medium-sized end user market, resulting in additional sales for the Company.

    . Pursue and Effectively Integrate Strategic Acquisitions. The Company intends to capitalize on the continuing consolidation of the commercial mid-range server distribution channel by identifying and pursuing additional acquisition opportunities. Since December 1994, the Company has completed seven acquisitions and expects to consummate the MCBA Acquisition by March 31, 1998. The Company believes that future acquisitions should enable it to continue to increase its product and service offerings, enhance its presence in major domestic markets, strengthen its management and technical personnel and improve its operating leverage.

    . Increase Sales of Higher-Margin, Value-Added Services. The Company intends to increase the quantity and quality of value-added services it offers by acquiring and integrating companies that have a significant service component to their business. The Company believes that, as the trend toward outsourcing continues, it has the opportunity to capitalize on the higher margins of the value-added services segment of its business. The Company intends to strengthen its offering of configuration, installation and maintenance services, thus allowing its customers to focus on their core competencies, limit their investment in working capital and improve product quality. The Company also intends to focus on expanding the value-added assembly portion of its business.

    . Expand Geographic Market Coverage. The Company intends to take advantage of its vendor relationships and distribution expertise to expand into North American markets it does not currently serve. Pursuant to this strategy, the Company has entered into an agreement with IBM to distribute IBM's AS/400 products in Canada. The Company believes that the international mid-range server distribution market is currently several years behind the domestic distribution model and will evolve in a manner similar to the U.S. mid-range server distribution market. The Company believes that it can capitalize on the consolidation of the international mid-range server distribution markets and on mid-range server manufacturers' increasing reliance on wholesale distributors in international markets.

PRODUCTS AND VENDORS

  The Company's net sales are derived primarily from the activities of two business divisions, the Mid-Range Systems Division and the Computer and Peripherals Group.

    . Mid-Range Systems Division. The distribution of commercial mid-range servers in 1997 accounted for approximately 75% of the Company's net sales. The principal goal of the Company's commercial mid-range systems distribution business is to provide customers with rapid, accurate delivery of products as well as to provide quality configuration and technical support. Products distributed by the Company include mid-range servers which run on Unix, OS/400 and NT operating systems, peripheral equipment (including wireless networking equipment, storage products, printers and terminals) and software. In addition to selling new equipment, the Company also distributes refurbished IBM AS/400 equipment. Within the Mid-Range Systems Division, the Company represents five major manufacturers: IBM; Data General; NCR; Unisys; and Telxon. During the years ended December 31, 1995, 1996 and 1997, approximately 30%, 50% and 65%, respectively, of the Company's net sales were generated from the sale of IBM products. The Company's mid-range IBM product line includes the AS/400 and RS/6000 families of mid-range servers. The Company believes that it is one of the top three distributors of IBM commercial mid-range servers. Recently, the Company was named IBM's Distributor of the Year for the second half of 1997, as one of IBM's Premier Business Partners and as one of several distributors to qualify for IBM's Authorized Assembly Program ("AAP"). The AAP certification allows the Company to utilize its integration facilities to assemble custom RS/6000 configurations, allowing for shorter delivery times to customers and a reduction in required inventory levels of pre-configured systems.

    . Computer and Peripherals Group. The Company offers OEMs and its departmental server customers a single source for their hardware, software and service needs through CPG. CPG accounted for approximately 25% of the Company's net sales in 1997. Through CPG, the Company offers its customers a wide variety of value-added systems integration services up to, and including, the actual installation at the end user site (e.g., "turnkey" systems assembly of departmental servers, workstations, hardware and software "bundling" and light manufacturing). CPG's more advanced products include fault tolerant software, serial port expansion devices and disk striping and mirroring solutions for the SCO/UNIX operating environments. Products assembled and manufactured by the Company include special purpose PC-based subcomponents of larger systems, private-label departmental and small enterprise servers and related peripherals. CPG sources components manufactured by DIGI International, Inc., IBM, Sony Electronics, Inc., The Santa Cruz Operation, Inc. ("SCO"), Toshiba America Electronic Components, Inc. and Wyse Technologies, Inc., among others. Through CPG, the Company also specializes in building systems pursuant to long-term contracts for companies seeking fully compatible configurations that remain consistent over time.

VALUE-ADDED SERVICES

  In addition to the products it offers, the Company also provides a variety of value-added services, including the following:

    . Integration Services. The Company performs light manufacturing or technical integration services, ranging from simple hardware and software integration, burn-in and testing to building customized systems to the customer's specifications.

    . Technical Support Services. The Company currently offers its customers pre-sale technical assistance, configuration review and verification, consulting services, network design, implementation and installation services and site planning, telephone support and help desk, patch/bug isolation and identification, certification requirements and preparation and system administration assistance. The Company also remarkets certain vendor maintenance and consulting services and reseller training programs.

    . Logistical and Inventory Management Services. The Company offers ordering and purchasing services, including order acknowledgment, order management, contract purchasing and end-of-life buy programs. The Company also offers inventory services such as expedited delivery, kitting and bill-of-material services, warehousing and storage services, bonded inventory programs, consignment programs and customer on-site operations. The Company offers various delivery options and services, including drop shipments, blind shipments, custom packaging, consolidated shipping services, special handling services, personnel services and exporting assistance. Additionally, in the near future, the Company expects to implement an automated system by which customers can access status information on product orders that are being drop shipped directly to such customers by the vendor.

    . Marketing Services. The Company makes current and updated information on its products and services available to its customers through its fax broadcast service and its web site. The Company also customizes and provides Internet web sites for certain of its customers. In addition, the Company offers ready to execute demand generation campaigns, assistance with such campaigns, assistance with organizing advertising campaigns and joint marketing funds.

    . Financing, Credit and Leasing Services. The Company offers its customers various financing and credit options, including open account terms, electronic funds transfer, standby letters of credit, security interest/UCC filings, personal guarantees, end user lock box services and bid bonds. The Company also offers end user financing programs through third parties, including leasing programs, joint purchase orders, payment agreements and inventory financing programs.

CUSTOMERS

  The Company's customers currently include approximately 800 active accounts. Except for Sirius, which accounted for approximately 11% of the Company's net sales in 1997, no single customer accounted for more than 5% of the Company's net sales in 1997. The Company segments its significant customers into the following three broad categories:

    . Value-Added Resellers. VARs typically install their own or other vendors' software, configure completed systems and integrate their service offerings with hardware which can be supplied by the Company. For example, Sirius purchases IBM mid-range servers from the Company and typically bundles these servers with software provided by J.D. Edwards. Sirius is therefore generally able to provide its end user customers with a complete turnkey computer systems package. In addition, NxTrend purchases IBM, Data General and Unisys mid-range servers from the Company and bundles its proprietary distribution applications software with these mid-range products for sale to its end user customers.

    . OEMs. These manufacturers, served by the Company through CPG, integrate or have the Company integrate the Company's products with their own prior to distribution to their end user customer. An example of one of the Company's OEM customers is Melita International, Inc. ("Melita"), a provider of customer contact and telephone call management systems. Melita utilizes the Company to configure its proprietary software on a preconfigured system which can be shipped directly to Melita's customer. In addition, customers such as Tektronix, Inc. and Wang Laboratories, Inc. have found it more efficient to outsource certain specialized products to the Company as opposed to creating an internal infrastructure for themselves.

    . Systems Integrators. Systems integrators focus on delivering non-industry specific solutions to the end user customer. Such solutions may include electronic commerce, networking, Intranet/Internet configurations, as well as application-specific solutions. For example, Q.I.V. Systems, Inc. designs and installs network systems solutions in a variety of application environments that incorporate commercial mid-range servers purchased from the Company.

SALES AND MARKETING

  In general, the Company focuses on selling and marketing high-quality commercial mid-range servers and integrated computer system products from a relatively small number of vendors. The Company's sales, sales support and product management organizations are generally organized by vendor into autonomous business units that sell and support only products offered by that particular vendor. The Company believes that its customers require ongoing support from technically trained sales professionals who are dedicated to a particular vendor, and, in certain instances, to a particular product line, and who can provide technical support on the increasingly complex mid-range servers and systems offered by the Company's vendors.

  The Company sells and supports IBM mid-range products through its Business Partner Solutions, Inc. subsidiary and Data General, NCR and Unisys mid-range products through its Western Micro Technology division. Sales professionals require the technical expertise to work with customers and the Company's mid-range product purchasing specialists to provide the computer system solutions that their customers and, ultimately the end user, require. The Company's sales professionals participate in vendor-sponsored training and certification programs. Within the mid-range distribution business units, the Company maintains a salesperson to technical support person ratio of approximately 4 to 1. The Company utilizes directed telemarketing programs, maintains a database of current and potential customers, participates in cooperative advertising with vendors, participates in trade shows and advisory councils and utilizes print media as part of its sales and marketing efforts.

  Within CPG, the Company sells primarily to OEMs. Technical expertise within CPG's sales force is critical during the relatively long sales cycles required to develop new commercial products. Once the products are developed, the ongoing forecasting, manufacture, delivery and installation of these systems must be carefully managed and reviewed. Within CPG, the Company maintains a salesperson to technical support person ratio of approximately 2 to 1. In general, due to the complex nature of the products offered by CPG, new customers are primarily solicited using targeted print advertising and customer referrals.

  As of December 31, 1997, the Company had approximately 90 direct sales personnel. The Company has a national presence served by its sales offices in Campbell and Irvine, California, Colorado Springs, Colorado, Chicago, Illinois, Boston, Massachusetts and San Antonio, Texas. The Company's sales offices are supported by centralized marketing departments located in Chicago and San Antonio. The Company generally compensates its sales personnel based on attainment of specified gross profit margins, return on assets and inventory turns.

OPERATIONS AND INFRASTRUCTURE

 Information Systems

  The Company's corporate information system is a scalable, centralized processing system capable of supporting numerous operational functions, including purchasing, receiving, order processing, shipping, inventory management, sales analysis and accounting. The Company's customers and sales representatives rely on the information system for on-line, real-time information on product pricing, inventory availability and order status. The fully integrated modular system provides customers and sales representatives on-line access to the status of IBM's backlog of shipments the Company expects to receive, thereby significantly reducing back office telephone investigation time. After product pricing and availability have been determined, the integrated order entry system automatically places an order for shipment or allocates the inventory to the assembly operations, if so required. The system then instructs warehouse personnel to pull products for shipment and informs them as to the location of the inventory. In order to optimize the use of warehouse space, the Company uses a random access system whereby inventory is stored in the first available location within the warehouse. The Company believes that its business systems, including its computer systems, are not subject to the Year 2000 problem. The Company anticipates that in the second quarter of 1998, it will undertake conversion of the information systems at its San Antonio, Texas locations to its corporate information system in Campbell, California.

 Inventory Control

  For both the Mid-Range Systems Division and CPG, the Company's computer systems automatically determine price and availability of inventory and can allocate inventory to bills of material. The Company currently has two discrete inventory control systems. The first is maintained in San Antonio, Texas and manages the Company's IBM AS/400 and Telxon product inventories. The second is located in Campbell, California and tracks all IBM RS/6000, Data General, NCR, Unisys and CPG inventories at the Company's locations throughout the United States. Under both systems, inventories are overseen by a dedicated group of product specialists, assigned by product line, whose responsibility it is to appropriately manage inventory levels and turnover. A significant portion of these specialists' compensation is paid based upon the attainment of certain prescribed inventory management benchmarks. The Company anticipates that the San Antonio inventory system will be converted into the corporate inventory control system in Campbell, California in the second quarter of 1998.

 Warehouse and Integration Facilities; Shipping

  The Company maintains inventory stocking locations in Irvine and Fremont, California, Chicago, Illinois and San Antonio, Texas. In addition, the Company has a major integration facility in Fremont, California, adjacent to its warehouse, with other integration facilities in Irvine, Chicago and San Antonio. The Company's Fremont integration facility is ISO 9002 certified and the Company intends to seek ISO 9002 certification for its Irvine facility. The Company presently ships products from its warehouses via FedEx, UPS and other common carriers. In addition, certain products that the Company distributes are drop-shipped to the Company's customers by its vendors. See "Risk Factors--Dependence on Third Party Shippers."

 Financial Services

  The Company provides a number of flexible leasing and financing alternatives to its customers, including a variety of leasing options, inventory flooring options and end user lock-box arrangements. The Company also maintains credit insurance to enable it to more effectively manage the risk of extending credit to its customers. See "Risk Factors--Extension of Credit to Customers Without Requiring Collateral."

COMPETITION

  The markets in which the Company operates are highly competitive. Competition is based primarily on product availability, price, credit availability, speed of delivery, ability to tailor specific solutions to customer needs, breadth and depth of product lines and services, technical expertise and pre- and post-sale service and support. Increased competition may result in further price reductions, reduced gross profit margins and loss of market share, any of which could materially and adversely affect the Company's business, financial condition and results of operations.

  Through the Mid-Range Systems Division, the Company competes with national, regional and local distributors, including, but not limited to, Gates/Arrow Commercial Systems, a division of Arrow Electronics, Inc., Hamilton Hall-Mark Computer Products, a subsidiary of Avnet, Inc., and Pioneer Standard Electronics, Inc. (which recently announced its intention to acquire Dickens Data Systems, Inc.), and, in some limited circumstances, its own vendors. In the distribution of storage products, the Company competes with national, regional and local distributors. Through CPG, the Company competes with contract manufacturers, systems integrators and certain assemblers of computer products. The Company has experienced, and expects to continue to experience, increased competition from current and potential competitors, many of which have substantially greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base than the Company. Accordingly, such competitors or future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their products than the Company. Competitors which are larger than the Company may be able to obtain more favorable pricing and terms from vendors than the Company. As a result, the Company may be at a disadvantage when competing with these larger companies. If the Company fails to compete effectively, the Company's business, financial condition and results of operations would be materially and adversely affected. See "Risk Factors--Substantial Competition."

EMPLOYEES

  As of February 28, 1998, the Company had approximately 373 full-time employees. The Company is not a party to any collective bargaining agreement and considers its employee relations to be good.

PROPERTIES AND FACILITIES

  The Company leases all facilities used in its business. The following table summarizes the principal properties occupied by the Company:

                                                                        APPROXIMATE   LEASE
                                                                          SQUARE    EXPIRATION
                  LOCATION                         PRINCIPAL USE          FOOTAGE      DATE
                  --------                         -------------        ----------- ----------
 Campbell, California....................... Corporate Headquarters       36,000       2000
                                             and Sales Office
 San Antonio, Texas(1)...................... Business Partner             27,000       1998
                                             Solutions, Inc.
                                             Corporate Headquarters
                                             and Sales, Marketing and
                                             Technical Support Office
 Fremont, California........................ Warehouse, Distribution      66,500       2003
                                             and Integration Center
 Irvine, California......................... Warehouse, Distribution      41,000       2004
                                             and Integration Center
                                             and Sales Office
 San Antonio, Texas(1)...................... Warehouse, Distribution      30,000       1998
                                             and Integration Center
 Burr Ridge, Illinois (a suburb of Chicago). Warehouse, Distribution,     16,900       2003
                                             Integration Center and
                                             Sales, Marketing and
                                             Technical Support Office
 Framingham, Massachusetts (a suburb of                                   11,200       2000
  Boston)................................... Sales Office
 Colorado Springs, Colorado................. Sales Office                  2,500       1999

--------
(1) It is currently anticipated that the operations housed in these locations will be moved by July 1998 to a single new 87,000 square foot facility in San Antonio, Texas, which has been leased by the Company through 2008.

  The Company believes its facilities are suitable for their uses and are generally adequate to support the Company's current level of operations. The Company believes that lease extensions or replacement space may be obtained for all of its leased facilities upon the expiration of the current lease terms, in most cases at rates not materially higher than those currently in effect.

LITIGATION

  The Company is not presently a party to any litigation that is material to the Company. The Company is involved in various other investigations and claims arising in the normal conduct of its business, none of which, in the opinion of the Company, will have a material adverse effect on the Company's business, financial condition and results of operations or its ability to conduct business.

TRADEMARKS AND SERVICE MARKS

  Savoir Technology Group(TM), Business Partner Solutions(TM) and WM (Stylized)(R) are trademarks of the Company. The Company does not believe that its operations are dependent upon any of its trademarks or trade names. The Company also sells products and provides services under various trademarks, service marks and trade names to which reference is made in this Prospectus and which are the property of owners other than the Company. Such owners have reserved all rights with respect to their respective trademarks, service marks and trade names.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding the executive officers and directors of the Company as of February 28, 1998.

NAME                       AGE POSITION
----                       --- --------
P. Scott Munro...........   41 Chairman of the Board, Chief Executive Officer,
                               President, Secretary and Director
James W. Dorst...........   43 Chief Financial Officer
Robert O'Reilly..........   45 Senior Vice President
Carlton Joseph Mertens      32 Chief Executive Officer and President of the
 II......................      Company's subsidiary, Business Partner Solutions,
                               Inc., and Director
Angelo Guadagno(1)(2)....   55 Director
James J. Heffernan(3)....   55 Director
K. William Sickler(1)(2).   48 Director
J. Larry Smart(1)(3).....   49 Director

--------
(1) Member of the Compensation Committee.
(2) Member of the Stock Option Committee.
(3) Member of the Audit Committee.

  P. SCOTT MUNRO has served as Chief Executive Officer, President and Secretary of the Company since July 1995. Mr. Munro has also served as Chairman of the Board since January 1998 and served as a Director of the Company from July 1995. From January 1993 to July 1995, Mr. Munro was President, Computer Systems Division of the Company, and from July 1990 to January 1993, he served as Senior Vice President, Computer Systems Division of the Company. Prior to 1990, Mr. Munro served as a General Manager for both Future Electronics, Inc., a distributor of electronic components, and Arrow Electronics, Inc., a distributor of computer products.

  JAMES W. DORST has served as Chief Financial Officer of the Company since May 1995. From May 1994 to February 1995, Mr. Dorst was Chief Financial Officer of Accolade, Inc., an entertainment software developer. From March 1986 to April 1993, he was Chief Financial Officer of Drypers Corporation, a manufacturer of consumer disposable products. Prior to 1986, he was employed by the public accounting firm of Coopers & Lybrand L.L.P.

  ROBERT O'REILLY has served as Senior Vice President of the Company since September 1997 and prior to that time served as Vice President of Human Resources from February 1996 and Director of Human Resources from September 1995. Prior to joining the Company, Mr. O'Reilly was a Director of Human Resources, with special emphasis on recruitment, training and development, during his 10-year career with Future Electronics, Inc., a distributor of electronic components.

  CARLTON JOSEPH MERTENS II has served as a Director of the Company and as Chief Executive Officer and President of the Company's subsidiary, Business Partners Solutions, Inc., since September 1997. From 1984 to September 1997, Mr. Mertens was an active member of SMS' management team, and served as Executive Vice President of SMS from 1991 to September 1997 prior to its acquisition by the Company.

  ANGELO GUADAGNO has served as a Director of the Company since August 1997. From 1989 to 1997, he was the Vice President of Worldwide Channel Sales of Data General, a manufacturer of servers, storage systems and related software. During his tenure at Data General he also served as: Vice President of U.S. Sales from 1994 to 1996; Vice President, American Sales and Services from 1990 to 1994; and Vice President of North American Sales Division from 1989 to 1990.

  JAMES J. HEFFERNAN has served as a Director of the Company since October 1995. Since January 1996, he has been Chief Financial Officer and a director of USWeb Corporation, an Internet consulting firm. From March 1995 to January 1996, he was Chief Financial Officer of Interlink Computer Sciences, a software company. Prior to such time, Mr. Heffernan was Chairman of the Board and Chief Financial Officer of Panoramic, Inc., a software company. From June 1994 to June 1995, Mr. Heffernan was a director of International Microcomputer Software, Inc., a software company.

  K. WILLIAM SICKLER has served as a Director of the Company since July 1993. Mr. Sickler has served as Chief Executive Officer and President of Gadzoox Networks, Inc., a provider of gigabit fibre channel networking products since April 1996. From July 1995 to April 1996, he was Executive Director of Software Business Development for Seagate Technology, a software developer and manufacturer of disk drives, with responsibility for analysis of potential software company acquisitions. From December 1992 to July 1995, Mr. Sickler was President and Chief Executive Officer of Network Computing, Inc., a provider of network management software for local area networks.

  J. LARRY SMART has served as a Director of the Company since October 1995. From October 1995 to January 1998, he also served as Chairman of the Board of the Company. Since March 1997, Mr. Smart has served as President and Chief Executive Officer of Visioneer, Inc., a developer of personal desktop management hardware and software imaging products, and served as Chairman of the Board of Directors of that company from February 1997 until assuming the position of President and Chief Executive Officer. From July 1995 until March 1997, he was Chairman of the Board, President and Chief Executive Officer of StreamLogic Corporation, a data storage company. From March 1994 to February 1995, Mr. Smart was President and Chief Executive Officer of Maxtor Corporation, a data storage company. From July 1991 to February 1995, Mr. Smart was President and Chief Executive Officer of Southwall Technologies, Inc., a materials sciences company.

  The Company currently has authorized six (6) members of the Board of Directors. All directors are elected to hold office until the next annual meeting of stockholders of the Company and until their successors have been duly elected and qualified. Officers are elected at the first meeting of the Board of Directors following the stockholders' meeting at which the directors are elected and serve at the discretion of the Board of Directors. There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE COMPENSATION

  The following table provides certain summary information for the years ended December 31, 1995, 1996 and 1997 concerning compensation paid to the Company's Chief Executive Officer and to the Company's two other named executive officers whose compensation exceeded $100,000 in 1997 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                     LONG-TERM
                                                                    COMPENSATION
                                        ANNUAL COMPENSATION            AWARDS
                                 ---------------------------------- ------------
                                                                     SECURITIES
        NAME AND          FISCAL                     OTHER ANNUAL    UNDERLYING     ALL OTHER
   PRINCIPAL POSITION      YEAR  SALARY($) BONUS($) COMPENSATION($)  OPTIONS(#)  COMPENSATION($)
   ------------------     ------ --------- -------- --------------- ------------ ---------------
P. Scott Munro..........   1997   302,485  119,398         --         150,000          --
 Chairman of the Board,    1996   221,286  122,564         --         125,000          --
 Chief Executive           1995   173,660  152,530         --          60,000          --
 Officer, President and
 Secretary
James W. Dorst..........   1997   192,333   51,872         --          30,000          --
 Chief Financial Officer   1996   150,000   47,867         --          20,000          --
                           1995   100,000   30,640      20,833(1)      50,000          --
Robert O'Reilly(2)......   1997   142,517   36,578         --          30,000          --
 Senior Vice President

--------
(1) Mr. Dorst served as a consultant to the Company from February 1995 until he was hired by the Company in May 1995. During his consultancy with the Company, he was paid $20,833.
(2) Mr. O'Reilly became an executive officer of the Company during 1997.

RECENT OPTION GRANTS

  The following table sets forth certain information regarding options granted during the fiscal year ended December 31, 1997 to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                            POTENTIAL REALIZABLE
                                                                              VALUE AT ASSUMED
                         NUMBER OF     PERCENT OF                           ANNUAL RATES OF STOCK
                         SECURITIES  TOTAL OPTIONS                         PRICE APPRECIATION FOR
                         UNDERLYING    GRANTED TO   EXERCISE OR               OPTION TERM($)(2)
                          OPTIONS     EMPLOYEES IN  BASE PRICE  EXPIRATION -----------------------
NAME                     GRANTED(#)  FISCAL YEAR(1)  ($/SHARE)     DATE        5%          10%
----                     ----------  -------------- ----------- ---------- ---------- ------------
P. Scott Munro..........   75,000(3)      13.2%       11.375    5/16/07       536,526    1,359,662
                           75,000(4)      13.2%       11.375    5/16/07       536,526    1,359,662
James W. Dorst..........   15,000(3)       2.6%       11.375    5/16/07       107,305      271,932
                           15,000(4)       2.6%       11.375    5/16/07       107,305      271,932
Robert O'Reilly.........   15,000(3)       2.6%       11.375    5/16/07       107,305      271,932
                           15,000(4)       2.6%       11.375    5/16/07       107,305      271,932

--------
(1) Based on options to purchase an aggregate of 567,000 shares of Common Stock granted during fiscal 1997.
(2) Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of five percent (5%) and ten percent (10%) compounded annually from the date the respective options were granted to their expiration date and are not presented to forecast possible future appreciation, if any, in the price of the Common Stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise of the options or the sale of the underlying shares of Common Stock. The actual gains, if any, on the stock option exercises will depend on the future performance of the Common Stock, the optionee's continued employment through applicable vesting periods and the date on which the options are exercised.
(3) These options have a 10-year term and vest at the rate of twenty-five percent (25%) per year over a four-year period. These options have accelerated vesting upon a change of control of the Company.
(4) These options have a 10-year term and vest based on the price of the Common Stock expressed as a 30-day consecutive average, with one hundred percent (100%) vesting after five years in any event. These options have accelerated vesting upon a change of control of the Company.

  The following table shows the number of shares of Common Stock represented by outstanding stock options held by each of the Named Executive Officers as of December 31, 1997.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                   VALUES(1)

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS
                            OPTIONS AT FISCAL YEAR-END  AT FISCAL YEAR-END ($)
NAME                        EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE
----                        -------------------------- -------------------------
P. Scott Munro.............     134,218 / 302,500          718,549 / 828,438
James W. Dorst.............      30,000 /  70,000          210,000 / 233,750
Robert O'Reilly............      11,250 /  63,750           32,344 /  97,031

--------
(1) Based on a per share price of $10.375, the closing price of the Common Stock as reported by The Nasdaq National Market on December 31, 1997, the last trading day of the fiscal year.

COMPENSATION OF DIRECTORS

  The Company's outside directors (i.e., those who are not employees of the Company) receive an annual retainer of $20,000, plus $750 for each board meeting attended. The Company pays for directors' liability insurance and has entered into indemnification agreements with each of its directors. At the 1994 Annual Meeting of Stockholders, the stockholders approved the adoption of the 1994 Stock Option Plan, which has on several occasions thereafter been amended. The 1994 Stock Option Plan, as amended, provides for the grant of an option of 15,000 shares of the Common Stock to certain directors who are not employees following their initial election or appointment and an option for 4,000 shares of Common Stock at every regular annual meeting thereafter at which they are elected. The exercise price of the options is the fair market value of the Common Stock on the date of each respective grant and the options vest over a four-year period. In April 1997, the Board of Directors made discretionary grants of nonstatutory stock options to each of the outside directors to purchase 6,250 shares of Common Stock at an exercise price of $11.00 per share.

EMPLOYMENT AGREEMENTS

  The Company has entered into an employment agreement with P. Scott Munro dated January 1, 1996. Pursuant to the terms of the agreement, as amended, Mr. Munro receives a base salary of $325,000 per year and is eligible to receive a bonus of up to $200,000 per year, subject to achievement of certain performance goals. If Mr. Munro is terminated without cause, he will be entitled to receive his base salary for twelve (12) months following his termination. If Mr. Munro's responsibilities are reduced within twelve (12) months following a change in control and such reduction in responsibilities is not for cause, any resignation of employment by Mr. Munro as a consequence of such reduction in responsibilities will be treated as a termination of employment without cause.

  The Company has also entered into employment agreements with other management personnel as follows: (i) an employment agreement with James W. Dorst dated June 12, 1995, pursuant to which Mr. Dorst receives a base salary of $200,000 per year and is eligible to receive a bonus of up to $60,000 per year, subject to achievement of certain performance goals; and (ii) an employment agreement with Robert O'Reilly dated January 22, 1998, pursuant to which Mr. O'Reilly receives a base salary of $150,000 per year and is eligible to receive a bonus of up to $50,000 per year and a one-time bonus of $12,500, subject to achievement of certain performance goals. In addition to the foregoing, pursuant to each of their agreements with the Company, if Mr. Dorst or Mr. O'Reilly is terminated for cause, such person will be entitled to receive his base salary and bonus through the date of his termination. If Mr. Dorst or Mr. O'Reilly is terminated without cause, such person will be entitled to receive his base salary for a period following his termination, twelve (12) months for Mr. Dorst and six (6) months for Mr. O'Reilly. If Mr. Dorst's or Mr. O'Reilly's responsibilities are reduced twelve (12) months following a change in control and such reduction in responsibilities is not for cause, any resignation of employment as a consequence of such reduction in responsibilities will be treated as a termination of employment without cause.

  The Company has entered into an employment agreement with Carlton Joseph Mertens II dated September 30, 1997, pursuant to which Mr. Mertens receives a base salary of $270,000 per year and is eligible to receive a bonus of up to $130,000 per year, subject to achievement of certain performance goals. If Mr. Mertens is terminated for cause, he will be entitled to receive his base salary and bonus due through the date of his termination. If Mr. Mertens is terminated without cause or if Mr. Mertens terminates his employment with the Company for certain specified reasons, he will be entitled to receive his base salary for nine (9) months following his termination; such reasons include assignment or alteration by the Company of Mr. Mertens' duties, responsibilities or obligations materially inconsistent with his position with the Company after notice of Mr. Mertens' objections thereto, failure of the Company to provide to Mr. Mertens the salary or bonuses described above, relocation of the Company's Business Partner Solutions, Inc.'s principal offices outside of San Antonio, Texas, any requirement by the Company for Mr. Mertens to relocate anywhere other than San Antonio, Texas and instructions by the Company given to Mr. Mertens to violate any applicable law after notice of Mr. Mertens' objections. In addition, the Company has entered into a noncompetition agreement with Mr. Mertens dated September 30, 1997 (the "Mertens Non-Compete"). The Mertens Non-Compete was made in connection with the sale by Mr. Mertens of all of his shares of SMS to the Company. Under the Mertens Non-Compete, Mr. Mertens agreed that, with respect to certain geographic areas, including all of the states of the United States of America (but excluding certain California counties), Canada, Mexico and Puerto Rico, he would not sell computer hardware, software or services to value-added resellers, resellers or systems integrators or approach, contact or solicit any employee of the Company (or any affiliate of the Company) to leave the employ of the Company (or any of its affiliates) except through general employment advertising. The Mertens Non-Compete expires on the earlier of September 30, 1999 or the date on which final payment of any salary due to Mr. Mertens is made. The Mertens Non-Compete may terminate earlier upon the Company's failure to pay timely accrued interest on certain promissory notes held by Mr. Mertens.

STOCK OPTION PLAN

  The 1994 Stock Option Plan provides for awards in the form of restricted shares, stock units, options (including incentive stock options ("ISOs") and nonstatutory stock options ("NSOs")) or stock appreciation rights ("SARs"). Employees, consultants and advisors of the Company are eligible for the grant of restricted shares, stock units, SARs and NSOs. Only employees are eligible for the grant of ISOs. The outside directors of the Company receive automatic NSO grants as described above and may elect to receive any director fees in NSOs, stock units or a combination thereof. A total of 2,121,802 shares of Common Stock have been reserved for issuance under the 1994 Stock Option Plan.

  As of March 10, 1998, 1,564,135 awards had been granted under the 1994 Stock Option Plan to 78 persons. Such options have exercise prices ranging from $2.00 to $12.75 per share and a weighted average exercise price of $8.27 per share.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

  The Company has adopted provisions in its Certificate of Incorporation that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability: (i) for any breach of their duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
(iii) for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided in Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.

  The Certificate of Incorporation and Bylaws also provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL. The Company has entered into separate indemnification agreements with its directors and officers that could require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company believes that the limitation of liability provision in its Certificate of Incorporation and Bylaws and the indemnification agreements will facilitate the Company's ability to continue to attract and retain qualified individuals to serve as directors and officers of the Company.

                         SECURITY OWNERSHIP OF CERTAIN
                       BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information as to the beneficial ownership of the Common Stock as of March 11, 1998, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known to the Company to beneficially own more than five percent (5%) of the Common Stock; (ii) each of the Company's directors; (iii) each of the Named Executive Officers; and (iv) all executive officers and directors as a group.

                                                  PERCENT OF SHARES
                                               BENEFICIALLY OWNED (2)
DIRECTORS, OFFICERS AND                        --------------------------
CERTAIN BENEFICIAL         NUMBER OF SHARES      BEFORE          AFTER
OWNERS                   BENEFICIALLY OWNED(1)  OFFERING       OFFERING
-----------------------  --------------------- -----------    -----------
ROI Capital Management,
 Inc. ("ROI") and
 affiliates(3)
 One Bush Street, Suite
 1150
 San Francisco, CA
 94104..................        590,825                 10.3%          6.4%
Canpartners Investments
 IV, LLC ("CanIV")
 and affiliates(4)
 9665 Wilshire
 Boulevard, Suite 200
 Beverly Hills, CA
 90212..................        517,616                  8.6           5.4
Strome Susskind
 Investment Management,
 L.P. ("SSIM") and
 affiliates(5)
 100 Wilshire Avenue
 Santa Monica, CA 90491.        590,967                  9.7           6.2
Carlton Joseph Mertens
 II(6)..................        460,000                  8.4           5.1
Hemisphere Trading
 Co.(7)
 5796 Shelby Oaks Drive,
 Suite 12
 Memphis, TN 38134......        414,000                  7.5           4.6
Robert Fleming Inc.(8)..        436,685                  7.4           4.6
P. Scott Munro(9).......        154,844                  2.7           1.7
James W. Dorst(10)......         47,469                    *             *
Angelo Guadagno.........              0                    *             *
James J. Heffernan(11)..          7,188                    *             *
Robert O'Reilly(12).....         17,609                    *             *
K. William Sickler(13)..         22,688                    *             *
J. Larry Smart(14)......         21,188                    *             *
All executive officers
 and directors as a
 group (8 persons)(15)..        816,433                 14.2           8.8

--------
 *  Less than one percent (1%).
(1) Unless otherwise indicated, the beneficial owner has sole voting and dispositive power over the shares reported in the table. Information with respect to beneficial ownership is based upon information obtained from the stockholders and from the Company's transfer agent. To the Company's knowledge, unless otherwise indicated, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the "Commission") and includes voting and investment power with respect to securities. Shares of Common Stock issuable upon exercise of stock options exercisable within 60 days of February 28, 1998, upon conversion of Series A Preferred Stock or upon exercise of warrants that are currently exercisable or exercisable within 60 days of February 28, 1998 are deemed to be outstanding and to be beneficially owned by the person presently entitled to exercise the right of conversion or exercise for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Each share of Series A Preferred Stock is convertible at any time into shares of the Common Stock at a current ratio of 1.027 shares of Common Stock for each share of Series A Preferred Stock.
(2) Based on 5,489,258 shares of Common Stock outstanding as of March 11,
    1998.

(3) Includes 323,600 shares of Common Stock, 175,000 shares of Series A Preferred Stock and warrants to purchase 87,500 shares of Common Stock. Common Stock ownership information is based on Amendment Number 1 to
    Schedule 13D dated January 26, 1996 filed jointly by ROI, ROI Partners, L.P. ("PTRS"), ROI & Lane, L.P. ("R&L"), Mark T. Boyer and Mitchell J. Soboleski reporting beneficial ownership as follows:

                                                                       SHARED
                                                           SHARES    VOTING AND
                                                        BENEFICIALLY DISPOSITIVE
                                                           OWNED        POWER
                                                        ------------ -----------
     ROI...............................................   323,600      323,600
     PTRS..............................................   201,000      201,000
     R&L...............................................    24,000       24,000
     Mr. Boyer.........................................   201,000      201,000
     Mr. Soboleski.....................................   201,000      201,000

  Messrs. Boyer and Soboleski are the sole stockholders and President and Secretary, respectively, of ROI. Messrs. Boyer and Soboleski and ROI are the general partners of PTRS, which is an investment limited partnership. ROI is the managing general partner of R&L, which is an investment partnership. In addition, the shares of Series A Preferred Stock and warrants are held as follows: (i) 60,000 shares of Series A Preferred Stock and warrants to purchase 30,000 shares of Common Stock are held by ROI Offshore Fund Ltd;
  (ii) 100,000 shares of Series A Preferred Stock and warrants to purchase 50,000 shares of Common Stock are held by PTRS; and (iii) 15,000 shares of Series A Preferred Stock and warrants to purchase 7,500 shares of Common Stock are held by Microcap Partners, L.P. The Series A Preferred Stock and warrants are not registered pursuant to Section 12 of the Exchange Act; therefore, ownership of such securities does not require reporting pursuant to Regulation 13D of the Exchange Act. The Company has no information about the shared voting and dispositive power of such securities.
(4) Includes 208,000 shares of Series A Preferred Stock and warrants to purchase 304,000 shares of Common Stock. Common Stock ownership information is based on a Schedule 13D dated September 30, 1997 filed jointly by CanIV, Canyon Capital Management, L.P. ("CCM"), Canpartners Incorporated ("Canpartners"), Mitchell R. Julis, Joshua S. Friedman and R. Christian B. Evensen, each of whom beneficially owns 512,000 shares and shares voting and dispositive power over all such shares. Messrs. Julis, Friedman and Evensen are the sole stockholders of Canpartners. Messrs. Julis, Friedman and Evensen and Canpartners are the members of CanIV, which is an investment limited partnership formed to hold securities through participation agreements for accounts managed by CCM. Canpartners is the managing general partner of CanIV. CCM is a registered investment advisor controlled by Canpartners. In addition, 208,000 shares of Series A Preferred Stock and warrants to purchase 304,000 shares of Common Stock are held by CanIV. The Series A Preferred Stock and warrants are not registered pursuant to Section 12 of the Exchange Act; therefore, ownership of such securities does not require reporting pursuant to Regulation 13D of the Exchange Act. The Company has no information about the shared voting and dispositive power of such securities.
(5) Includes 387,012 shares of Series A Preferred Stock and warrants to purchase 193,506 shares of Common Stock. The shares of Series A Preferred Stock and warrants are held as follows: (i) 126,852 shares of Series A Preferred Stock and warrants to purchase 63,426 shares of Common Stock are held by Strome Offshore Limited; (ii) 125,098 shares of Series A Preferred Stock and warrants to purchase 62,549 of Common Stock are held by Strome Susskind Hedgecap Fund, LP; (iii) 103,788 shares of Series A Preferred Stock and warrants to purchase 51,894 shares of Common Stock are held by Strome Partners L.P.; and (iv) 31,274 shares of Series A Preferred Stock and warrants to purchase 15,637 shares of Common Stock are held by Strome Hedgecap Limited. The Series A Preferred Stock and warrants are not registered pursuant to Section 12 of the Exchange Act; therefore, ownership of such securities does not require reporting pursuant to Regulation 13D of the Exchange Act. The Company has no information about the shared voting and dispositive power of such securities.
(6) Based on a Schedule 13D dated September 30, 1997 filed by Mr. Mertens.
(7) Based on a Schedule 13G dated October 3, 1997 filed by Hemisphere Trading
    Co.
(8) Includes 155,000 shares of Series A Preferred Stock and warrants to purchase 277,500 shares of Common Stock. The shares of Series A Preferred Stock and warrants are held as follows: (i) 155,000 shares of Series A Preferred Stock and warrants to purchase 277,500 shares of Common Stock are held by Robert Fleming Inc.
(9) Includes 144,218 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.
(10) Includes 30,000 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.
(11) Includes 7,188 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.
(12) Includes 16,250 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.
(13) Includes 17,188 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.
(14) Includes 7,188 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.
(15) Includes 275,158 shares subject to stock options that are presently exercisable or will become exercisable within 60 days of March 11, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  As of the date of this Prospectus, the authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), and 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of which 2,242,500 shares are designated Series A Preferred Stock and 10 shares are designated Series B Preferred Stock. As of March 11, 1998, there were outstanding 5,489,258 shares of Common Stock, 2,242,500 shares of Series A Preferred Stock and 10 shares of Series B Preferred Stock.

  The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Certificate of Incorporation, including the Certificate of Designation for the Series A Preferred Stock and the Series B Preferred Stock, where such rights are set forth in full, and the provisions of applicable law.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

COMMON STOCK WARRANTS

  Each Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $7.50 per share and expires on September 30, 2004. On each anniversary, the exercise price may be reset to 87.5% of the price of the Common Stock if the market price of the Common Stock is less than $7.50. Each warrant issued in connection with the private placement of the Series A Preferred Stock (the "Series A Warrants") entitles the holder to purchase one share of Common Stock at an exercise price of $9.6875 per share and expires on September 18, 2002.


  The exercise prices of the Warrants and the Series A Warrants are subject to adjustment upon certain events, including stock splits, stock dividends, distributions and reclassifications. Fractional shares of Common Stock will not be issued upon exercise of either the Warrants or the Series A Warrants, and cash will be paid in lieu thereof.

PREFERRED STOCK

  Under the Certificate of Incorporation, the Company has the authority to issue 10,000,000 shares of Preferred Stock, in one or more series, without stockholder approval, with such designations, powers and preferences, and qualifications or limitations or restrictions thereon, as shall be determined by the Board of Directors. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock and may have the effect of delaying, deferring or preventing a change in control of the Company. As of the date of this Prospectus, there were 2,242,500 shares of Series A Preferred Stock and 10 shares of Series B Preferred Stock outstanding. The

Company has no present plans to issue any additional shares of Preferred Stock. See "Risk Factors--Anti-takeover Effect of Certain Charter and Bylaw Provisions and Delaware Law."

  Series A Preferred Stock

  Holders of the Series A Preferred Stock are entitled to receive, out of funds of the Company legally available therefor, cumulative dividends at a rate per annum equal to 8% of the Liquidation Preference (as hereinafter defined), subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares and subject further to any Special Dividend Rate Increases (as hereinafter defined) (as so adjusted, the "Dividend Rate"), payable in equal quarterly installments on January 15, April 15, July 15 and October 15 of each year. The liquidation preference applicable to each share is equal to the purchase price plus accrued and unpaid dividends to the date of final distribution (the "Liquidation Preference"), payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution to holders of Common Stock of the Company. The Series A Preferred Stock is convertible, in whole or in part, at the option of the holder at any time into shares of the Common Stock. The conversion ratio is currently 1.027 shares of Common Stock for each share of Series A Preferred Stock. The Series A Preferred Stock is redeemable, in whole or in part, at the option of the Company, under certain circumstances on or after September 30, 1998 or at any time on or after September 30, 2001. The Series A Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire the Series A Preferred Stock except as described below. Any Series A Preferred Stock converted, redeemed or otherwise acquired by the Company will, upon cancellation of such shares, have the status of authorized but unissued Preferred Stock subject to reissuance by the Board of Directors as Preferred Stock of any one or more other series.

  Series B Preferred Stock

  Holders of the Series B Preferred Stock are not entitled to receive dividends. The liquidation preference of each share of Series B Preferred Stock is equal to $1.00, subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares, and is payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company before any distribution to holders of Common Stock and holders of securities ranking junior to the Series B Preferred Stock. The holders of Series B Preferred Stock do not have voting rights unless there occurs a default by the Company under the Note Purchase Agreement. The Series B Preferred Stock is not convertible. The Series B Preferred Stock is redeemable, in whole or in part, at the option of the Company, under certain circumstances. Any Series B Preferred Stock converted, redeemed or otherwise acquired by the Company will, upon cancellation of such shares, have the status of authorized but unissued Preferred Stock subject to reissuance by the Board of Directors as Preferred Stock of any one or more other series.

RIGHT OF FIRST REFUSAL -- PREEMPTIVE RIGHTS

  The Company granted to the Purchasers of the Subordinated Notes and to IBMCC rights of first refusal on all debt and private equity financings, except bank financings. In addition, the Purchasers of the Subordinated Notes have the right to maintain the same fully diluted ownership in the event of issuances of additional shares of Common Stock, convertible securities or other Common Stock equivalents, which right has been waived by all such Purchasers in connection with this offering.

REGISTRATION RIGHTS

  Pursuant to various agreements between the Company and certain parties, the Company has granted such parties certain rights with respect to the registration of shares of the Company under the Securities Act. If the Company proposes to register any of its securities under the Securities Act for its own account, such parties are entitled to notice of the registration and are entitled to include, at the Company's expense, such shares therein, provided, among other conditions, that the underwriters have the right to limit the number of such shares included in the registration. In addition, such parties may require the Company, on not more than one occasion during any

12-month period, to file a registration statement under the Securities Act with respect to their shares of the Company's stock, and the Company is required to use its best efforts to effect the registration, subject to certain conditions and limitations. All such registrations will be at the Company's expense. Further, such parties may require the Company, at its expense, to register their shares on a registration statement on Form S-3 for so long as such form is available to the Company, subject to certain conditions and limitations. The Company currently has a registration statement on Form S-3 in effect with respect to all such shares. See "Shares Eligible for Future Sale."

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF
INCORPORATION, BY-LAWS AND DELAWARE LAW

 General

  Certain provisions of the DGCL, the Certificate of Incorporation and Bylaws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions of the DGCL, the Certificate of Incorporation and Bylaws may also have the effect of discouraging or preventing certain types of transactions involving an actual or threatened change of control of the Company (including unsolicited takeover attempts), even though such a transaction may offer the Company's stockholders the opportunity to sell their stock at a price above the prevailing market price. The Certificate of Incorporation allows the Company to issue Preferred Stock with rights senior to those of the Common Stock and other rights that could adversely affect the interests of holders of Common Stock, decrease the amount of earnings or assets available for distribution to the holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Common Stock. In certain circumstances, such issuance could have the effect of decreasing the market price of the Common Stock, as well as having the anti-takeover effect discussed above. See "Risk Factors--Anti-Takeover Effect of Certain Charter and Bylaw Provisions and Delaware Law."

 Delaware Takeover Statute

  The Company is subject to Section 203 of the DGCL ("Section 203"), which prohibits a Delaware corporation from engaging in a "business combination" with certain persons ("Interested Stockholders") for three years following the date any such person becomes an Interested Stockholder. Interested Stockholders generally include (i) persons who are the beneficial owners of 15% or more of the outstanding voting stock of the corporation and (ii) persons who are affiliates or associates of the corporation and who hold 15% or more of the corporation's outstanding voting stock at any time within three years before the date on which such person's status as an Interested Stockholder is determined. Subject to certain exceptions, a business combination includes, among other things, (i) a merger or consolidation, (ii) the sale, lease exchange, mortgage, pledge, transfer or other disposition of assets having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation, (iii) any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the Interested Stockholder, except pursuant to a transaction that effects a pro rata distribution to all stockholders of the corporation, (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation that is owned directly or indirectly by the Interested Stockholder, or (v) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

  Section 203 does not apply to a business combination if: (i) before a person becomes an Interested Stockholder, the board of directors of the corporation approves the transaction in which the Interested Stockholder became an Interested Stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commences; or (iii) at or subsequent to the time the business combination is approved by the board of directors and authorized at a meeting, and not by written consent, of the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The foregoing is a summary of Section 203 and is not intended to be a complete description thereof.

 Certificate of Incorporation and Bylaws

  The Certificate of Incorporation does not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the Board of Directors and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of the Company.

  The Bylaws provide that the authorized number of directors may be changed by an amendment to the Bylaws adopted by the Board of Directors or by the stockholders. Vacancies in the Board of Directors may be filled either by holders of a majority of the Company's voting stock or a majority of directors in office, although less than a quorum. The Bylaws also require that special meetings of the stockholders of the Company may be called only by the Board of Directors, the Chief Executive Officer of the Company or by any person or persons holding shares representing at least 50% of the outstanding capital stock. The Bylaws also require advance written notice, which must be received by the Secretary of the Company not less than 35 days prior to the meeting, from a stockholder regarding a proposal or director nomination which such stockholder desires to present at an annual or special meeting of stockholders. See "Risk Factors--Anti-Takeover Effect of Certain Charter and Bylaw Provisions and Delaware Law."

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services LLC.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 8,989,258 shares of Common Stock outstanding (9,514,258 shares if the Underwriters' over-allotment option is exercised in full). Substantially all of such shares are freely tradeable (other than by an "affiliate" of the Company as such term is defined in the Securities Act) without restriction or registration under the Securities Act. The remaining shares of Common Stock then outstanding will be deemed "restricted securities" within the meaning of Rule 144 of the Securities Act (the "Restricted Shares") and may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, which is summarized below, or another available exemption from registration.

  In general, under Rule 144 as currently in effect, an affiliate of the Company, or a holder of Restricted Shares who owns beneficially shares that were not acquired from the Company or an affiliate of the Company within the prior year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 89,608 shares immediately after this offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. However, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who owns beneficially restricted shares is entitled to sell such shares under Rule 144(k) without regard to the limitations described above; provided that at least two years have elapsed since the later of the date the shares were acquired from the Company or from an affiliate of the Company. The foregoing is a summary of Rule 144 and is not intended to be a complete description thereof.

  The holders of an aggregate of approximately 4,482,542 shares of Common Stock, which shares include Common Stock issuable upon conversion of the Series A Preferred Stock and upon the exercise of outstanding warrants, are entitled under certain circumstances to cause the Company to register the sale of such shares of Common Stock under the Securities Act. The Company currently has a registration statement on Form S-3 in effect with respect to all such shares. Such shares are freely tradeable during the effectiveness of such registration unless subject to other restrictions.

  The Company's directors and executive officers who collectively hold an aggregate of 816,433 shares of Common Stock have agreed pursuant to certain agreements that they will not sell any shares of Common Stock owned by them without the prior written consent of The Robinson-Humphrey Company, LLC for a period of 180 days after the date of this Prospectus. In addition, certain holders of approximately 1,426,000 shares of Common Stock, 1,132,012 shares of Series A Preferred Stock convertible into 1,162,576 shares of Common Stock, and 1,066,006 warrants representing rights to acquire up to 1,066,006 shares of Common Stock have agreed that they will not sell any shares of Common Stock, or other securities of the Company, for 45 days from the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC. See "Description of Capital Stock--Registration Rights" and "Underwriting."

  Sales of a substantial number of shares of the Common Stock in the public market following this offering, or the perception that such sales might occur, after the restrictions lapse could have a material adverse effect on the market price of the Common Stock and could impair the Company's future ability to raise additional equity capital. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below, for whom The Robinson-Humphrey Company, LLC, Jefferies & Company, Inc. and Cleary Gull Reiland & McDevitt Inc. are acting as representatives (collectively, the "Representatives"), have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below.

                                                                       NUMBER OF
                               UNDERWRITERS                             SHARES
                               ------------                            ---------
     The Robinson-Humphrey Company, LLC...............................
     Jefferies & Company, Inc.........................................
     Cleary Gull Reiland & McDevitt Inc...............................
         Total........................................................ 3,500,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase all shares of Common Stock offered hereby (other than the shares subject to the Underwriters' over-allotment option) if any are purchased.

  The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in
excess of $      per share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $      per share in sales to certain
other dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may be changed.

  The Underwriters have been granted an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to an aggregate of 525,000 additional shares of Common Stock from the Company, all at the same price per share that the Company will receive for the 3,500,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have made a firm commitment to purchase from the Company approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by them shown in the above table represents as a percentage of the 3,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 3,500,000 shares are being sold.

  Pursuant to the terms of lock-up agreements, the Company's directors and executive officers who hold an aggregate of 816,433 shares of Common Stock have agreed with the Representatives that, subject to certain limited exceptions, they will not sell or otherwise dispose of shares of Common Stock, or other securities of the Company, for a period of 180 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC. Pursuant to the terms of certain other lock-up agreements, holders of approximately 1,426,000 shares of Common Stock, 1,132,012 shares of Series A Preferred Stock convertible into 1,162,576 shares of Common Stock, and 1,066,006 warrants representing rights to acquire up to 1,066,006 shares of Common Stock have agreed with the Representatives that, subject to certain limited exceptions, they will not sell or otherwise dispose of shares of Common Stock, or other securities of the Company, for a period of 45 days after the date of this Prospectus without the prior written consent of The Robinson-Humphrey Company, LLC.


  The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on The Nasdaq National Market may engage in passive market-making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 103 of Regulation M during the one business day prior to the pricing of the offering before the commencement of offers or sales of the Common Stock. The passive market-making transactions must comply with applicable volume and price limitations and be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; however, if all independent bids are lowered below the passive market maker's bid, such bid must then be lowered when certain purchase limits are exceeded.

  Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase shares of Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock. If the Underwriters create a short position in the Common Stock in connection with this offering (i.e., if they sell more shares of the Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce the short position by purchasing the Common Stock in the open market. The Representatives may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of the Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it were to discourage resales of the security by the purchasers in this offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Common Stock offered hereby are being passed upon for the Company by Pillsbury Madison & Sutro LLP, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia.

                                    EXPERTS

  The consolidated balance sheets of Savoir Technology Group and subsidiaries as of December 31, 1996 and 1997 and the consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997 included in this Prospectus have been included in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the following Regional Offices of the
Commission: 7 World Trade Center, Suite 1300, Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Copies of such reports and other information may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company files electronically with the Commission certain reports, proxy statements and other information, and the Commission maintains a World Wide Web site on the Internet (http://www.sec.gov) that contains such reports, proxy statements and other information regarding the Company. Reports, proxy and information statements and other information concerning the Company can also be inspected at The Nasdaq National Market at 1735 K Street, N.W., Washington, D.C. 20006.

  The Company has filed with the Commission a Registration Statement on Form S-2 (including all amendments thereto, the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto on file with the Commission. For further information with respect to the Company, the Common Stock offered hereby and such omitted information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and, with respect to each such contract or document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. A copy of the Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the Commission at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been filed with the Commission (File No. 0-11560) and are incorporated herein by reference: (i) Annual Report of the Company on Form 10-K, as amended, for the fiscal year ended December 31, 1997; and (ii) Current Report of the Company on Form 8-K dated March 9, 1998.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering of Common Stock shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted to Savoir Technology Group, Inc., 254 East Hacienda Avenue, Campbell, California 95008, Attn: Secretary. In order to ensure timely delivery of the documents, any request should be made at least five business days prior to the date on which the final investment decision must be made.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                         NUMBER
                                                                         ------
Independent Accountants' Report.........................................  F-2
Consolidated Balance Sheets as of December 31, 1996 and 1997............  F-3
Consolidated Statements of Operations for the Years Ended December 31,
 1995, 1996 and 1997....................................................  F-4
Consolidated Statements of Stockholders' Equity for the Years Ended De-
 cember 31, 1995, 1996 and 1997.........................................  F-5
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997....................................................  F-6
Notes to Consolidated Financial Statements..............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Savoir Technology Group, Inc.
Campbell, California

  We have audited the accompanying consolidated balance sheets of Savoir Technology Group, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Savoir Technology Group, Inc. and subsidiaries as of December 31, 1996 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          COOPERS & LYBRAND L.L.P.

San Jose, California
January 30, 1998, except for
Note 14, as to which the
date is February 17, 1998

                 SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------  --------
                           ASSETS
Current assets:
  Cash....................................................... $   384  $  2,919
  Trade accounts receivable, net of allowance for doubtful
   accounts of $319 in 1997 and $411 in 1996.................  25,943    76,664
  Inventories................................................  26,142    36,841
  Other current assets.......................................   2,254     7,388
                                                              -------  --------
    Total current assets.....................................  54,723   123,812
Property and equipment, net..................................   3,276     4,920
Excess of cost over acquired net assets and other
 intangibles, net............................................   4,937    57,537
Other assets.................................................     340       619
                                                              -------  --------
      Total assets........................................... $63,276  $186,888
                                                              =======  ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Notes payable.............................................. $11,277  $  7,063
  Current portion of long-term debt..........................      58     8,516
  Accounts payable...........................................  33,956    96,143
  Accrued expenses...........................................   1,984     5,636
                                                              -------  --------
    Total current liabilities................................  47,275   117,358
Long-term debt, less current portion.........................      53    22,330
Other........................................................     234       120
Commitments and contingencies (Notes 4, 9 and 11)                  --        --
Stockholders' equity:
  Preferred stock, $0.01 par value; 10,000,000 shares
   authorized; issued and outstanding: 2,242,500 shares
   Series A and 10 shares Series B at December 31, 1997;
   liquidation preference of $21,444 at December 31, 1997          --    18,132
  Common stock, $0.01 par value; 25,000,000 shares
   authorized; issued and outstanding: 5,357,678 shares in
   1997 and 4,488,131 shares in 1996.........................  17,959    27,983
  Retained earnings (deficit)................................  (2,245)      965
                                                              -------  --------
    Total stockholders' equity...............................  15,714    47,080
                                                              -------  --------
      Total liabilities and stockholders' equity............. $63,276  $186,888
                                                              =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                 SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                     YEAR ENDED DECEMBER 31,
                                                    ---------------------------
                                                      1995      1996     1997
                                                    --------  -------- --------
Net sales.......................................... $106,462  $131,697 $237,884
Cost of goods sold.................................   93,416   114,389  205,089
                                                    --------  -------- --------
  Gross profit.....................................   13,046    17,308   32,795
                                                    --------  -------- --------
Selling, general and administrative expenses.......   13,694    13,716   25,969
Restructuring costs................................    3,600        --       --
                                                    --------  -------- --------
                                                      17,294    13,716   25,969
                                                    --------  -------- --------
  Operating income (loss)..........................   (4,248)    3,592    6,826
Interest expense...................................      850       978    3,181
                                                    --------  -------- --------
  Income (loss) before income taxes................   (5,098)    2,614    3,645
Income tax expense.................................       --       276      335
                                                    --------  -------- --------
  Net income (loss)................................ $ (5,098) $  2,338 $  3,310
                                                    ========  ======== ========
Net income (loss) per share:
  Basic............................................ $  (1.36) $   0.55 $   0.57
                                                    ========  ======== ========
  Diluted.......................................... $  (1.36) $   0.52 $   0.55
                                                    ========  ======== ========
Number of shares used in per share calculations:
  Basic............................................    3,756     4,255    4,902
                                                    ========  ======== ========
  Diluted..........................................    3,756     4,513    5,976
                                                    ========  ======== ========


  The accompanying notes are an integral part of these consolidated financial statements.

                 SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                          PREFERRED STOCK    COMMON STOCK    RETAINED
                         ----------------- ----------------- EARNINGS
                          SHARES   AMOUNT   SHARES   AMOUNT  (DEFICIT)  TOTAL
                         --------- ------- --------- ------- --------- -------
Balances, January 1,
 1995...................        -- $    -- 3,702,007 $13,909  $   515  $14,424
  Exercise of stock
   options..............        --      --     7,981      18       --       18
  Issuance of common
   stock in business
   combination..........        --      --   300,000   1,660       --    1,660
  Net loss..............        --      --        --      --   (5,098)  (5,098)
                         --------- ------- --------- -------  -------  -------
Balances, December 31,
 1995...................        --      -- 4,009,988  15,587   (4,583)  11,004
  Exercise of stock
   options..............        --      --    92,157     331       --      331
  Issuance of common
   stock in business
   combinations.........        --      --   366,789   1,949       --    1,949
  Issuance under
   employee stock
   purchase plan........        --      --    19,197      92       --       92
  Net income............        --      --        --      --    2,338    2,338
                         --------- ------- --------- -------  -------  -------
Balances, December 31,
 1996...................        --      -- 4,488,131  17,959   (2,245)  15,714
  Exercise of stock
   options..............        --      --    24,375      74       --       74
  Issuance of common
   stock in business
   combinations.........        --      --   809,898   6,825       --    6,825
  Issuance under
   employee stock
   purchase plan........        --      --    31,044     256       --      256
  Issuance of preferred
   stock and common
   stock warrants, net
   of offering costs.... 2,242,500  18,132        --   1,000       --   19,132
  Dividend on preferred
   stock................        --      --     4,230      50     (100)     (50)
  Common stock warrants
   issued in connection
   with debt offerings..        --      --        --   1,330       --    1,330
  Tax benefit from
   exercise of stock
   options..............        --      --        --     489       --      489
  Net income............        --      --        --      --    3,310    3,310
                         --------- ------- --------- -------  -------  -------
Balances, December 31,
 1997................... 2,242,500 $18,132 5,357,678 $27,983  $   965  $47,080
                         ========= ======= ========= =======  =======  =======

  The accompanying notes are an integral part of these consolidated financial statements.

                 SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                    YEAR ENDED DECEMBER 31,
                                                    --------------------------
                                                     1995     1996      1997
                                                    -------  -------  --------
Cash flows from operating activities:
  Net income (loss)................................ $(5,098) $ 2,338  $  3,310
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities:
    Depreciation and amortization..................     527      983     2,670
    Gain on sale of equipment......................     (68)     (11)       --
    Provision for doubtful accounts receivable.....     291      120       472
    Deferred taxes.................................      --       --    (1,551)
    Accretion on long-term debt obligations........      --       --       344
    Provision for restructuring costs..............   3,600       --        --
    Change in assets and liabilities:
      Accounts receivable..........................     421   (9,648)  (23,282)
      Inventories..................................   2,035   (9,831)   (7,505)
      Other current assets.........................    (110)    (478)   (1,564)
      Other assets.................................    (154)    (484)       --
      Accounts payable.............................   4,001   15,591    32,312
      Accrued expenses and other liabilities.......  (1,726)     403       655
                                                    -------  -------  --------
        Net cash provided by (used in) operating
         activities................................   3,719   (1,017)    5,861
                                                    -------  -------  --------
Cash flows from investing activities:
  Acquisition of businesses, net of cash acquired..      --     (640)  (35,166)
  Proceeds from sale of equipment..................     192       22        --
  Acquisition of other assets......................      --       --      (988)
  Acquisitions of property and equipment...........  (1,364)  (2,200)   (1,592)
                                                    -------  -------  --------
        Net cash used in investing activities......  (1,172)  (2,818)  (37,746)
                                                    -------  -------  --------
Cash flows from financing activities:
  Net proceeds (repayments) from short-term
   borrowings......................................  (2,135)   3,434    (8,414)
  Payments on long-term debt obligations...........    (123)    (184)     (236)
  Proceeds from exercise of stock options..........      18      331        74
  Proceeds from employee stock purchase plan.......      --       92       256
  Proceeds from issuance of long-term debt, net of
   issuance cost...................................      --       --    23,099
  Proceeds from issuance of preferred stock and
   warrants, net...................................      --       --    19,082
  Proceeds from equipment loans....................     101       --       559
                                                    -------  -------  --------
        Net cash provided by (used in) financing
         activities................................  (2,139)   3,673    34,420
                                                    -------  -------  --------
Net increase (decrease) in cash....................     408     (162)    2,535
Cash--beginning of period..........................     138      546       384
                                                    -------  -------  --------
Cash--end of period................................ $   546  $   384  $  2,919
                                                    =======  =======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Nature of Operations:

  Savoir Technology Group, Inc. (the Company), formerly Western Micro Technology, Inc., is a value-added distributor of commercial mid-range servers (file servers and workstations), peripheral equipment and a full range of storage products and software. The Company also integrates and configures personal computers, work- stations and departmental servers, as well as provides and remarkets installation and technical support services. Prior to July 26, 1995, the Company's operations also included the distribution of electronic components (see Note 12). The Company's primary sales office and distribution center, from which it ships products to customers throughout the United States, is located in Northern California. In addition to the Northern California location, the Company has distribution centers in Texas, Massachusetts, Southern California and Illinois and has sales offices throughout the United States. The principal customers of the Company are value-added-resellers, systems integrators and original equipment manufacturers located in the United States.

  Consolidated Financial Statement Presentation:

  The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, including Star Management Services, Inc.
(SMS) which the Company acquired in a purchase combination on September 30, 1997 (see Note 11). All significant intercompany accounts and transactions have been eliminated.

  Estimates:

  In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Certain Risks and Concentrations:

  The Company maintains cash balances with four major financial institutions. The Company sells its products to a broad geographic and demographic base of customers, extends trade credit, and generally does not require supporting collateral. To reduce credit risk, the Company performs ongoing credit evaluations of its customers, maintains an allowance for doubtful accounts and has credit insurance. One customer accounted for more than 10% of the outstanding accounts receivable balance at December 31, 1997. No other customer accounted for more than 10% of the outstanding accounts receivable balance at December 31, 1996 and 1997.

  Revenues are concentrated with a relatively limited number of customers and the providers of certain systems are concentrated among a few manufacturers. The loss of a major customer or the interruption of certain supplier relationships could adversely affect operating results. During the years ended December 31, 1995, 1996 and 1997, approximately 30%, 50% and 65%, respectively, of the Company's revenue was generated from the sale of products purchased from one of the Company's vendors, International Business Machines Corporation (IBM).

  Fair Value of Financial Instruments:

  The carrying amounts of the Company's financial instruments including cash, accounts receivable, notes payable, accounts payable and accrued expenses approximate fair value due to their short maturity.

  Revenue Recognition:

  The Company records revenue, net of allowance for estimated returns, at the time of product shipment.

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

  Inventories:

  Inventories, consisting primarily of purchased product held for resale, are stated at the lower of cost or net realizable value. Cost is determined using average and specific cost methods. The Company's inventories include high technology computer systems that may be specialized in nature and subject to rapid technological obsolescence. The Company does, however, have certain return privileges with many of its vendors. While the Company attempts to minimize the required inventories on hand and considers technological obsolescence when estimating required reserves to reduce recorded amounts to market values, it is reasonably possible that such estimates could change in the near term.

  Property and Equipment:

  Property and equipment are recorded at cost. Depreciation is recorded on a straight-line basis over the estimated useful lives, typically two to ten years. Leasehold improvements are amortized over the useful lives of the improvements or lease term, whichever is shorter.

  When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and the resulting gains or losses are included in income.

  Excess of Cost over Acquired Net Assets and Other Intangibles:

  The excess cost over acquired net assets is being amortized on a straight-line basis over 15 and 20 year periods. Other intangibles are being amortized on a straight-line basis over their estimated useful lives which is typically 3 to 5 years. Amortization expense was $39,000, $292,000 and $1,400,000, in 1995, 1996 and 1997, respectively. The Company reviews the carrying value of excess costs over acquired net assets and other intangibles for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. At December 31, 1997, the net unamortized balance of goodwill is not considered to be impaired.

  Income Taxes:

  The Company accounts for its income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

  Market Development Funds:

  Primary vendors provide the Company with market development funds in an amount that is generally based on purchases of the vendors' products and services. These funds typically range from 1% to 3% of such purchases and are required to be used to market and promote the vendors' products and services. The Company records these funds when earned as a reduction to offset direct costs of marketing, selling, general, and administrative expenses.

  Stock-Based Compensation:

  The Company accounts for stock-based compensation using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation."

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

  Net Income (Loss) Per Share:

  The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share", effective December 31, 1997. SFAS 128 requires the presentation of basic and diluted earnings per share (EPS). Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS is computed giving effect to all dilutive potential common shares that were outstanding during the period. Dilutive potential common shares consist of incremental shares issuable upon exercise of stock options and conversion of preferred stock outstanding. All prior period earnings per share amounts have been restated to comply with SFAS 128.

  Reclassifications:

  Certain amounts in the financial statements have been reclassified to conform with the current year's presentation. These classifications did not change previously reported total assets, liabilities, stockholders' equity or net income (loss).

  Recent Accounting Pronouncements:

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." This statement establishes requirements for disclosure of comprehensive income and becomes effective for the Company for fiscal years beginning after December 15, 1997, with reclassification of earlier financial statements for comparative purposes. Comprehensive income generally represents all changes in stockholders' equity except those resulting from investments or contributions by stockholders. The Company is evaluating alternative formats for presenting this information, but does not expect this pronouncement to materially impact the Company's results of operations.

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for disclosure about operating segments in annual financial statements and selected information in interim financial reports. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." The new standard becomes effective for fiscal years beginning after December 15, 1997, and requires that comparative information from earlier years be restated to conform to the requirements of this standard. The Company is evaluating the requirements of SFAS 131 and the effects, if any, on the Company's current reporting and disclosures.

2. LONG LIVED ASSETS:

  Property and equipment consist of the following (In thousands):

                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1996    1997
                                                                 ------  ------
   Computer and office equipment................................ $4,728  $8,286
   Leasehold improvements.......................................    682   1,190
                                                                 ------  ------
                                                                  5,410   9,476
   Accumulated depreciation and amortization.................... (2,134) (4,556)
                                                                 ------  ------
                                                                 $3,276  $4,920
                                                                 ======  ======

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

2. LONG LIVED ASSETS, CONTINUED:

  Excess of cost over acquired net assets and other intangibles (In thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996    1997
                                                                ------  -------
   Excess of cost over net assets acquired..................... $4,668  $55,528
   Other intangibles...........................................    600    3,740
                                                                ------  -------
                                                                 5,268   59,268
   Accumulated amortization....................................   (331)  (1,731)
                                                                ------  -------
                                                                $4,937  $57,537
                                                                ======  =======

3. BORROWING ARRANGEMENTS:

  Notes Payable (In thousands):

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1996    1997
                                                                  ------- ------
   Working capital line.......................................... $11,277 $6,645
   Other.........................................................      --    418
                                                                  ------- ------
                                                                  $11,277 $7,063
                                                                  ======= ======

  The Company has an inventory and working capital financing agreement (the IBMCC Credit Facility) with IBM Credit Corporation (IBMCC), an affiliate of IBM, whereby purchases from IBM and cash advances from IBMCC are directly charged to the IBMCC Credit Facility and are paid by the Company based on payment terms outlined in the agreement. Total borrowings under the IBMCC Credit Facility are based on eligible accounts receivable and inventory, as defined, and are limited to $75,000,000, temporarily increased to $85,000,000 through January 31, 1998. The IBMCC Credit Facility is renewable in September 1999 and contains restrictive covenants which include the maintenance of minimum current ratio, tangible net worth and times interest earned ratios, as defined and is collateralized by substantially all assets of the Company. As of December 31, 1996 and 1997, the Company had outstanding borrowings under this agreement of $27,286,000 and $71,661,000, respectively. Of the total outstanding borrowings, $11,277,000 and $6,645,000 represented cash advances at December 31, 1996 and 1997, respectively with the remainder included in accounts payable which amounted to $16,009 and $65,016, respectively. Cash advances bear interest at prime (8.50% as of December 31, 1997) plus 1.875%. Based on eligible assets, as of December 31, 1997, the Company had borrowings available of approximately $12,500,000. The weighted average interest rates for the Company's cash advances during 1996 and 1997 were 9.2% and 10.23%, respectively.

  Long-Term Debt (In thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                  1996   1997
                                                                  ----  -------
   Subordinated notes payable...................................  $--   $15,700
   IBMCC loan...................................................   --    10,000
   SMS seller notes.............................................   --     7,350
   Other........................................................  111       528
                                                                  ---   -------
                                                                  111    33,578
   Less discount................................................   --    (2,732)
                                                                  ---   -------
                                                                  111    30,846
   Less amount due within one year..............................  (58)   (8,516)
                                                                  ---   -------
   Long-term debt due after one year............................  $53   $22,330
                                                                  ===   =======

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

3. BORROWING ARRANGEMENTS, CONTINUED:

  Principal payments for long-term debt at December 31, 1997 are as follows:

   1998................................................................. $ 8,787
   1999.................................................................   8,803
   2000.................................................................  15,834
   2001.................................................................     131
   2002.................................................................      23
                                                                         -------
                                                                         $33,578
                                                                         =======

  On September 30, 1997, the Company entered into a note purchase agreement (the "Note Purchase Agreement") with Robert Fleming, Inc. and Canpartners Investments IV, LLC, as purchasers (together, the "Purchasers") and Canpartners Investments IV, LLC, as agent for the Purchasers. Pursuant to the Note Purchase Agreement, the Company sold $15,700,000 of secured notes to the Purchasers, granted to the Purchasers warrants to purchase 400,000 shares of the Company's Common Stock, and granted to the Purchasers ten shares of newly authorized and issued Series B Preferred Stock. The notes, which are subordinated to the Company's primary lender, IBMCC, bear interest at 13.5% annually, include an original issue discount, fully earned upon funding, of $700,000 and are due September 30, 2000. The Company may prepay the notes at 107% of the principal balance subsequent to September 30, 1997, 106% subsequent to September 30, 1998 and 105% subsequent to September 30, 1999. On or after March 31, 2000, the Purchasers may request redemption of up to 50% of the notes issued at 100% of the principal amount. The warrants issued pursuant to the Note Purchase Agreement have a purchase price of $7.50 and expire in seven years. On each anniversary the warrant price may be reset to 87.5% of the price, as defined, of the Company's Common Stock if the market price is less than $7.50. The warrants issued in connection with the notes were determined to have a fair market value of $1,064,000, which has been charged, along with the original issue discount, to discount on notes payable. The discount is being charged to interest expense on a straight-line basis over the life of the notes. The Series B Preferred Stock issued to the purchasers allows the holders of the Series B Preferred Stock to elect one member to the Company Board of Directors if there is a default or event of default, as defined, on the Note Purchase Agreement. The Note Purchase Agreement contains restrictive covenants which include minimum fixed charge coverage ratio, minimum income, minimum consolidated net worth and maximum capital expenditures, as defined. The Company was not in compliance with the maximum capital expenditure covenants at December 31, 1997 and received a waiver for this specific violation. The Company used the proceeds from the notes to consummate the SMS acquisition (see Note 11).

  On September 30, 1997, the Company executed an amendment to the IBMCC Credit Facility. Pursuant to the amendment of the IBMCC Credit Facility, the Company obtained an additional loan of $10,000,000 to consummate the acquisition of SMS. The loan bears interest at prime (8.5% as of September 30, 1997) plus 2% and is due in four installments through September 30, 1999. As part of the amendment, the Company granted IBMCC warrants to purchase 100,000 shares of the Company's Common Stock. The warrants issued to IBMCC are the same, in all respects, to the warrants issued to the Purchasers of the Note Agreement. These warrants were determined to have a fair value of $266,000, which has been charged against the face value of the loan. The discount is being charged to interest expense over the life of the loan.

  In connection with the acquisition of SMS (see Note 11), the Company is obligated to pay the two selling stockholders of SMS cash payments totaling $3,675,000 on the first and second anniversary of the acquisition, September 30, 1998 and 1999. The non-interest-bearing notes have been discounted using the Company's effective borrowing rate of 10.375%. The total discount to the face value of the notes was $1,047,000 and is being charged to interest expense over the life of the notes.

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

4. OPERATING LEASE COMMITMENTS:

  The Company leases its warehouse and office space under operating leases. These leases expire through 2004 and provide for payment of insurance, maintenance and property taxes. In addition, the Company leases certain equipment under operating leases and rental arrangements extending for periods of up to five years.

  The total rent expense, net of sublease income, was $934,000, $722,000 and $1,600,000 for 1995, 1996 and 1997, respectively.

  Future minimum rental commitments for all noncancelable operating leases are as follows (In thousands):

   YEARS ENDING DECEMBER 31,
   ---------------------------------------------------------------------
   1998................................................................. $1,462
   1999.................................................................  1,324
   2000.................................................................  1,111
   2001.................................................................    985
   2002.................................................................  1,003
   Thereafter...........................................................    542
                                                                         ------
                                                                         $6,427
                                                                         ======

5. INCOME TAXES:

  The provision for (benefit from) income taxes consist of the following (In thousands):

                                                        FEDERAL  STATE   TOTAL
                                                        -------  -----  -------
   1997:
     Current........................................... $ 1,578  $ 308  $ 1,886
     Deferred..........................................  (1,301)  (250)  (1,551)
                                                        -------  -----  -------
                                                        $   277  $  58  $   335
                                                        =======  =====  =======
   1996:
     Current........................................... $   223  $  53  $   276
     Deferred..........................................      --     --       --
                                                        -------  -----  -------
                                                        $   223  $  53  $   276
                                                        =======  =====  =======
   1995:
     Current...........................................      --     --       --
     Deferred..........................................      --     --       --
                                                        -------  -----  -------
                                                        $    --  $  --  $    --
                                                        =======  =====  =======

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

5. INCOME TAXES, CONTINUED:

  The Company's effective tax rate differs from the U.S. federal statutory tax rate as follows:

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------------
                                                   1995       1996       1997
                                                  -------    -------    -------
   Statutory tax (benefit) rate..................     (34)%       34 %       34 %
   Goodwill and other nondeductible expenses.....      11          4         15
   Benefit resulting from utilization of federal
    NOL..........................................      --        (33)       (17)
   State taxes, net of federal benefit...........      --          6          8
   Change in valuation reserve...................      23         --        (35)
   Other.........................................      --         --          4
                                                  -------    -------    -------
                                                       -- %       11 %        9 %
                                                  =======    =======    =======

  The components of the net deferred tax asset are as follows (In thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1996     1997
                                                                -------  ------
   Deferred tax assets:
   Accounts receivable reserve................................. $    93  $  518
   Accumulated depreciation....................................      83      85
   Uniform inventory capitalization............................     248     221
   Inventory reserve...........................................     314     285
   Other nondeductible reserves................................     124     289
   Other.......................................................     111      73
   Net operating losses........................................     915      80
   Valuation allowance.........................................  (1,888)     --
                                                                -------  ------
                                                                $    --  $1,551
                                                                =======  ======

  Realization of the net deferred tax assets as of December 31, 1997 is dependent on generating sufficient taxable income to offset future deduction of the related items. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax assets will be realized.

  At December 31, 1997, the Company had net operating loss carryforwards of approximately $1,600,000 available to offset future taxable income for state tax purposes. The operating loss carryforwards expire from 1998 to 2002, if not utilized.

6. STOCKHOLDERS' EQUITY:

  Stockholders' Equity;

  In August of 1997, the stockholders of the Company approved an amendment of the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock from 10,000,000 to 25,000,000. The stockholders also approved the change of the Company's state of incorporation from California to Delaware.

  Preferred Stock Private Placement:

  On September 18, 1997, the Company completed the private placement of 1,121,250 units (the "Units"). Each Unit consists of two shares of the Company's Series A Preferred Stock, par value $0.01 per share, for an aggregate of 2,242,500 shares, at a purchase price of $9.5625 per share, and one Common Stock purchase warrant (which expires in five years), par value $0.01 per share, for an aggregate of 1,125,250 shares, at a purchase price of $.125 per warrant and exercisable at a price of $9.6875 per share. The Series A Preferred Stock has an eight percent (8%) cumulative dividend, payable in cash or Company Common Stock at the election of the Company and a potential special dividend should the price of the Company's Common Stock fall below $9.5625 on each anniversary of the private placement. The special dividend may not exceed $1.9125 per share

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY, CONTINUED:

each year. The Series A Preferred Stock is convertible at the option of the Holders, at any time, into Common Stock of the Company. The conversion price is $9.3125 and is subject to adjustment if the Company issues any stock or securities at less than the conversion price. Subsequent to September 19, 1998, the Company may redeem the Preferred Stock provided that the Company's Common Stock is trading at one hundred fifty percent (150%) of the conversion price (as adjusted) and the daily trading volume of the Company's stock is in excess of 125,000 shares, as defined. Subsequent to September 19, 2001, the Company may redeem the Preferred Stock at the conversion price (as adjusted). In connection with the transaction, the Company issued warrants for the purchase of 112,125 shares of Common Stock to placement agents. The warrants are exercisable at $9.6875 per share and expire in five years. Net proceeds totaled approximately $19,100,000. The Company used the proceeds to pay down its line of credit and for general working capital purposes.

  Warrants:

  At December 31, 1997, warrants were outstanding to purchase a total of 1,733,375 shares of Common Stock at exercise prices ranging from $7.50 to $9.6875 per share. The warrants, which were issued in connection with various debt and equity financings, expire between 2002 to 2004. At December 31, 1997, the Company had reserved 1,733,375 shares of Common Stock for issuance upon exercise of these warrants. During the years ended December 31, 1996 and 1997, no warrants were exercised.

  Stock Option Plan:

  Under the terms of the 1987 and 1994 Stock Option Plans, the Company may grant nonqualified or incentive stock options at prices not less than 85% and 100% of the market value at the grant date, respectively. To date, most options have been granted at 100% of the market value as of the date of grant. Generally, options vest and become exercisable in equal annual increments over four years beginning one year after the date of grant and expire five years after they become exercisable.

                                                     OPTIONS OUTSTANDING
                                               ---------------------------------
                                     SHARES     NUMBER       PRICE       TOTAL
                                    AVAILABLE     OF          PER         (IN
                                    FOR GRANT   SHARES       SHARE     THOUSANDS)
                                    ---------  ---------  ------------ ---------
Balances, January 1, 1995..........   35,439     594,344  $2.00-$ 8.75  $ 3,238
 Options granted................... (342,500)    342,500  $2.25-$ 5.63    1,151
 Options exercised.................               (7,981) $2.00-$ 2.50      (18)
 Options terminated................  324,375    (324,375) $2.25-$ 8.25   (1,869)
                                    --------   ---------  ------------  -------
Balances, December 31, 1995........   17,314     604,488  $2.00-$ 8.75    2,502
 Additional shares reserved........  400,000
 Options granted................... (441,000)    441,000  $5.00-$10.34    3,367
 Options exercised.................              (92,157) $2.00-$ 6.13     (331)
 Options terminated................   23,750     (23,750) $3.38-$ 8.25     (108)
                                    --------   ---------  ------------  -------
Balances, December 31, 1996........       64     929,581  $2.00-$10.34    5,430
 Additional shares reserved........  700,000
 Options granted................... (610,679)    610,679  $8.00-$12.75    6,506
 Options exercised.................       --     (24,375) $2.25-$ 7.00      (74)
 Options terminated................   79,875     (79,875) $2.13-$12.25     (629)
                                    --------   ---------  ------------  -------
Balances, December 31, 1997........  169,260   1,436,010  $2.00-$12.75  $11,233
                                    ========   =========  ============  =======

  At December 31, 1997, there were 1,605,270 shares of common stock reserved for issuance under the Company's stock option plans and outstanding options for 360,581 shares of common stock were exercisable.

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY, CONTINUED:

Employee Stock Purchase Plan:

  The Company implemented an Employee Stock Purchase Plan (the Plan) in November 1995, under which 175,000 shares of common stock have been reserved for issuance. The Plan is qualified under Section 423 of the Internal Revenue Code. The Plan allows for the purchase of stock at 85% of the lower of the closing stock price at the beginning or the end of each six-month purchase period. As of December 31, 1997, 50,241 shares have been issued under this Plan.

  The following information concerning the Company's stock option and employee stock purchase plans is provided in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." The Company accounts for such plans in accordance with APB No. 25 and related Interpretations.

  The following table summarizes information with respect to stock options outstanding at December 31, 1997:

                                 OPTIONS OUTSTANDING        OPTIONS OUTSTANDING
                           -------------------------------- --------------------
                                        WEIGHTED
                                         AVERAGE
                                        REMAINING  WEIGHTED             WEIGHTED
                             NUMBER    CONTRACTUAL AVERAGE    NUMBER    AVERAGE
         RANGE OF          OUTSTANDING    LIFE     EXERCISE EXERCISABLE EXERCISE
     EXERCISE PRICES       AT 12/31/97   (YEARS)    PRICE   AT 12/31/97  PRICE
     ---------------       ----------- ----------- -------- ----------- --------
$2.00-$3.63...............    219,706     7.54      $ 2.74    122,206    $2.75
$5.00-$8.88...............    396,125     8.26      $ 6.08    179,750    $6.09
$9.00-$12.75..............    820,179     9.71      $10.39     58,625    $9.13
                            ---------                         -------
$2.00-$12.75..............  1,436,010     8.95      $ 7.93    360,581    $5.44
                            =========                         =======

  The fair value of each option grant has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995, 1996 and 1997:

                                    GROUP A                    GROUP B
                            -------------------------  -------------------------
                             1995     1996     1997     1995     1996     1997
                            -------  -------  -------  -------  -------  -------
   Risk-free interest
    rates..................    7.68     5.17     6.30     7.64     5.25     6.39
   Expected life........... 5 years  5 years  5 years  4 years  4 years  4 years
   Volatility..............   87.42%   87.42%   75.00%   87.42%   87.42%   75.00%

  The weighted average expected life was calculated based on the exercise behavior of each group. Group A represents officers and directors who are a smaller group holding a greater average number of options than other option holders and who tend to exercise later in the vesting period. Group B are all other option holders, virtually all of whom are employees. This group tends to exercise earlier in the vesting period.

  The weighted average fair value of those options granted in 1995, 1996 and 1997 was $3.34, $7.64 and $6.90, respectively.

  The Company has also estimated the fair value for the purchase rights issued under the Company's Employee Stock Purchase Plan under the Black-Scholes valuation model using the following assumptions for 1997:

   Risk-free interest rate............................................      5.46
   Expected life...................................................... 0.5 years
   Volatility.........................................................    75.00%

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

6. STOCKHOLDERS' EQUITY, CONTINUED:

  The weighted average fair value of those purchase rights granted in 1996 was $5.10.

  The following pro forma income (loss) information has been prepared following the provisions of SFAS No. 123 (amounts in thousands except per share data):

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ----------------------
                                                          1995     1996   1997
                                                         -------  ------ ------
   Net income (loss)--pro forma......................... $(5,213) $1,750 $1,624
                                                         =======  ====== ======
   Basic net income (loss) per share--pro forma......... $ (1.39) $ 0.41 $ 0.33
                                                         =======  ====== ======
   Diluted net income (loss) per share--pro forma....... $ (1.39) $ 0.42 $ 0.35
                                                         =======  ====== ======

  The above pro forma effects on income may not be representative of the effects on net income for future years as option grants typically vest over several years and additional options are generally granted each year.

7. EARNINGS PER SHARE:

  In accordance with the disclosure requirements of SFAS 128, a reconciliation of the numerator and denominator of basic and diluted EPS is provided as follows (In thousands, except per share amounts):

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                         ----------------------
                                                          1995     1996   1997
                                                         -------  ------ ------
   Numerator--basic and diluted EPS
    Net income (loss)..................................  $(5,098) $2,338 $3,310
    Less: preferred stock dividends....................       --      --   (484)
                                                         -------  ------ ------
    Income available to common stockholders--basic.....   (5,098)  2,338  2,826
    Plus: impact of assumed preferred stock conversion.       --      --    484
                                                         -------  ------ ------
    Income available to common holders plus assumed
     conversions--diluted..............................  $(5,098) $2,338 $3,310
                                                         =======  ====== ======
   Denominator--basic EPS
    Weighted average shares outstanding................    3,756   4,255  4,902
                                                         -------  ------ ------
    Basic earnings per share...........................  $ (1.36) $ 0.55 $ 0.57
                                                         =======  ====== ======
   Denominator--diluted EPS
    Denominator--basic EPS.............................    3,756   4,255  4,902
    Effect of dilutive securities:
    Common stock options and warrants..................       --     258    453
    Convertible preferred stock........................       --      --    621
                                                         -------  ------ ------
                                                           3,756   4,513  5,976
                                                         =======  ====== ======
    Diluted earnings per share.........................  $ (1.36) $ 0.52 $ 0.55
                                                         =======  ====== ======

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

8. SUPPLEMENTAL CASH FLOW INFORMATION:

  Supplemental Disclosures of Cash Flow Information (In thousands):

  Cash paid for interest and income taxes was:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              ------------------
                                                              1995  1996   1997
                                                              ---- ------ ------
   Interest.................................................. $895 $1,021 $2,700
   Income taxes.............................................. $ -- $   66 $  706

  Supplemental Disclosures of Noncash Investing and Financing Activities (In thousands):

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                           --------------------
                                                            1995   1996   1997
                                                           ------ ------ ------
   Tax benefit from exercise of stock options............. $   -- $   -- $  489
   Capital lease obligations.............................. $   79 $   -- $   --
   Common stock issued in connection with acquisitions.... $1,660 $1,949 $6,825
   Dividend on preferred stock............................ $   -- $   -- $   50
   Common stock warrants issued in connection with notes
    payable issuance...................................... $   -- $   -- $1,330
   Common stock warrants issued in connection with pre-
    ferred stock.......................................... $   -- $   -- $1,000

9. CONTINGENCIES:

  The Company is engaged in certain legal and administrative proceedings incidental to its normal business activities. While it is not possible to determine the ultimate outcome of these actions at this time, management believes that any liabilities resulting from such proceedings, or claims which are pending or known to be threatened, will not have a material adverse effect on the Company's financial position or results of operations.

10. SAVINGS AND RETIREMENT PLAN:

  The Company maintains the "Western Micro Technology Savings and Retirement Plan," qualified under section 401(a) of the Internal Revenue Code. The Plan provides for tax deferred automatic salary deductions and alternative investment options. Employees are eligible to participate after completion of six months of employment. Participants may apply for loans from their accounts.

  The Plan permits Company contributions determined quarterly by the Board of Directors. No contributions were made in the years ended December 31, 1995, 1996 or 1997.

11. ACQUISITIONS AND INVESTMENTS:

  On September 30, 1997, the Company acquired all of the capital stock of SMS for an aggregate of $42,150,000 in cash at closing and 460,000 shares of the Company's common stock, valued at $3,887,000, and additional cash payments of $3,675,000 to be paid on each of the first and second anniversaries of the closing (see Note 3). In addition, the selling stockholders can earn up to an additional $5,000,000 in cash payments based upon attainment of certain performance goals. All the additional cash payments become immediately due upon a change in control of the Company, as defined. The acquisition has been accounted for as a purchase with the result that SMS operations are included in the Company's financial statements from the date of purchase. In connection with the acquisition, the Company recorded approximately $47,600,000 of goodwill and other

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

11. ACQUISITIONS AND INVESTMENTS, CONTINUED:

intangible assets. The fair value of assets acquired from SMS was approximately $41,400,000 and liabilities assumed were approximately $36,100,000. SMS is a holding company for a family of companies including Star Data Systems, Inc., dba Sirius Computer Solutions ("Sirius"), a value-added distributor for high technology mid-range solutions in the IBM AS/400 and RS/6000 systems market. Sirius also sells systems directly to end-user customers as an industry remarketer. Prior to the closing of the SMS acquisition, SMS completed a spin-off of the Sirius end-user business as a separate unaffiliated company. Upon acquiring SMS, the distribution arm was renamed Business Partner Solutions, Inc. ("BPS"). Upon completion of the SMS acquisition, BPS became a wholly owned subsidiary of the Company. For the eleven months ended September 30, 1997, the distribution business of Sirius had revenues of approximately $86,500,000 and income from operations of approximately $1,100,000. The following presents unaudited pro forma combined net sales, net income and earnings per share of the Company and SMS (excluding the Sirius end-user business) for the fiscal years ended December 31, 1996 and 1997. The pro forma information is presented for informational purposes only, and is not necessarily indicative of the operating results that would have occurred if the SMS acquisition had been consummated at the beginning of the earliest period presented, nor is it indicative of future operating results.

                                                YEAR ENDED        YEAR ENDED
                                             DECEMBER 31, 1996 DECEMBER 31, 1997
                                             ----------------- -----------------
   Net sales................................   $208,000,000      $306,000,000
                                               ============      ============
   Net income...............................   $    631,000      $    899,000
                                               ============      ============
   Net income per share--basic..............   $       0.13      $       0.17
                                               ============      ============
   Net income per share--diluted............   $       0.13      $       0.14
                                               ============      ============

  For purposes of the pro forma combined data, SMS's financial data for its fiscal year ended October 31, 1996 have been combined with the Company's financial data for the fiscal year ended December 31, 1996. The above amounts do not include pro forma adjustments for sales that would have occurred between the distribution business of SMS and the end-user business if the spinoff of the end-user business had occurred at the beginning of such period presented. Including these sales amounts, pro forma combined net sales would have been approximately $247,000,000 and $336,000,000 for the year ended December 31, 1996 and 1997, respectively.

  On March 17, 1997, the Company acquired all of the common stock of Target Solutions, Inc. ("TSI"), a privately held company, for approximately $2,200,000, paid in common stock (220,273 shares) of the Company. Additional consideration, up to $10,000,000 in cash and stock, can be earned by TSI by meeting certain defined gross profit targets through fiscal year 1998. An additional 62,578 shares were issued by the Company on March 17, 1997, and placed in escrow for the earn-out provision. No shares were earned in 1997. If TSI does not meet the earn-out provision targets in 1998, the appropriate amount of shares will be returned to the Company. The acquisition has been accounted for as a purchase with the result that TSI operations are included in the Company's financial statements from the date of purchase. In connection with the acquisition, the Company recorded approximately $2,600,000 of goodwill and other intangible assets. The fair value of assets acquired from TSI was approximately $1,141,000 and liabilities assumed were approximately $1,484,000. For the year ended December 31, 1996, TSI had unaudited revenues of approximately $15,000,000 with net income of approximately $200,000.

  On November 29, 1996, the Company acquired the net assets of International Data Products, LLC ("IDP"), a privately held company, for $265,000 in cash and assumed net liabilities of $424,000. The agreement between the Company and IDP (the "Agreement") contains an earn out provision which allows IDP to earn up to 140,000 shares of the Company's common stock based on the attainment of gross profit targets for certain fiscal year

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

11. ACQUISITIONS AND INVESTMENTS, CONTINUED:

1997 and 1998 sales (as defined in the Agreement). In connection with the acquisition, the Company recorded approximately $780,000 of goodwill and other intangible assets. For the year ended December 31, 1995, IDP had unaudited revenues of approximately $4,611,000 with net income of approximately $2,000.

  On November 7, 1996, the Company acquired the net assets of Star Technologies, Inc. ("Star"), a privately held company, for $950,000 paid in common stock (113,263 shares) of the Company. The agreement between the Company and Star (the "Agreement") contains an earnout provision which allows Star to earn up to an additional $1,500,000 of the Company's common stock based on the attainment of gross profit targets for certain fiscal year 1997 and 1998 sales (as defined in the Agreement). An additional 89,418 shares were issued by the Company on November 7, 1996 and placed in escrow for the earnout provision. As of December 31, 1997, 48,721 shares, at an average price of $10.26, have been earned under this provision. If Star does not meet the earnout provision targets, the appropriate amount of shares will be returned to the Company. In connection with the acquisition, the Company recorded approximately $400,000 of goodwill and other intangible assets. For the year ended June 30, 1996, Star had revenues of approximately $7,500,000 with net income of approximately $40,000.

  On January 2, 1996, the Company acquired the assets of R&D Hardware Systems Company of Colorado ("R&D"), a privately held company, for $1,000,000 and 125,000 shares of the Company's common stock. The agreement between the Company and R&D (the "Agreement") contains an earnout provision which allows R&D to earn up to an additional 125,000 shares of the Company's common stock based on attainment of gross profit targets for certain fiscal year 1996 and 1997 sales (as defined in the Agreement) up to a cumulative value not to exceed $855,000. As of December 31, 1997, the end of the earnout period, 78,587 shares, at an average price of $10.33, have been earned under this provision. In connection with the acquisition, the Company recorded approximately $1,400,000 of goodwill and other intangible assets. For the year ended December 31, 1995, R&D had revenues of approximately $9,557,000 with net income of approximately $446,000.

  On November 18, 1995, the Company acquired all of the common stock of International Parts, Inc. ("IPI"), a privately held company for 300,000 shares of the Company's common stock. The agreement between the Company and IPI (the "Agreement") contains an earnout provision which allows for IPI to earn up to an additional 300,000 shares of the Company's common stock based on 30% of gross profit dollars generated for certain fiscal year 1996 and 1997 sales (as defined in the Agreement) in excess of $418,550 per quarter. As of December 31, 1997, the end of the earnout period, 42,516 shares, at an average price of $9.76, have been earned under this provision.

12. SALE OF COMPONENTS BUSINESS AND RESTRUCTURING CHARGE:

  On July 26, 1995, the Company sold its electronics components distribution assets to Reptron Electronics Inc. ("Reptron"). The transaction, valued at approximately $12,500,000, consisted of a $9,200,000 payment in cash and the assumption of $3,300,000 in accounts payable. The sale, which was approved by the Company's stockholders, included the Company's semiconductor component inventory, certain receivables, furniture and equipment. In addition, Reptron assumed certain building and equipment lease obligations. As a result of this sale, the Company recorded a restructuring charge of $3,600,000. Of this amount, $2,376,000 was for non-cash write-offs comprised of $1,353,000 in goodwill and a $1,023,000 increase to long-term inventory related reserves. Severance and other exit related charges related to the sale comprised the remaining $1,224,000. In February 1996, approximately $211,000 was distributed from the escrow to the Company and the balance was paid to Reptron. Concurrent with the distribution of the escrow funds, Reptron returned approximately $789,000 of designated assets, valued at historical cost, to the Company. These designated assets were primarily comprised of semiconductor inventories. As of December 31, 1997 the Company did not have any inventory related to the Reptron transaction.

                SAVOIR TECHNOLOGY GROUP, INC. AND SUBSIDIARIES

13. PENDING ACQUISITION:

  On November 22, 1997, the Company signed a definitive agreement to acquire MCBA Systems, Inc. (MCBA), a privately held company, for approximately 900,000 shares of the Company's common stock. Additional consideration of 1,500,000 shares can be earned by MCBA stockholders by meeting certain future performance targets. The acquisition is subject to a number of conditions, including the approval by the stockholders of the Company. The acquisition is anticipated to close in March of 1998. MCBA distributes the same IBM mid-range servers as the Company plus the IBM S/390 system. For the year ended December 31, 1997, MCBA had unaudited revenues of $26,900,000 with unaudited net income of $26,000.

14. SUBSEQUENT EVENT:

  On February 17, 1998, the Company completed a Registration Statement on Form S-3 for the registration of 4,482,542 shares of common stock issuable in connection with the conversion of Series A Preferred Stock and the exercise of certain warrants and for restricted shares issued in the SMS transaction.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OF-FERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRE-SENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SE-CURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
The Company...............................................................   17
Use of Proceeds...........................................................   18
Price Range of Common Stock...............................................   19
Dividend Policy...........................................................   19
Capitalization............................................................   20
Selected Consolidated Financial Data......................................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   22
Business..................................................................   28
Management................................................................   36
Security Ownership of Certain Beneficial Owners and Management............   42
Description of Capital Stock..............................................   44
Shares Eligible for Future Sale...........................................   48
Underwriting..............................................................   49
Legal Matters.............................................................   51
Experts...................................................................   51
Available Information.....................................................   51
Incorporation of Certain Documents by Reference...........................   52
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,500,000 SHARES


                                      LOGO

                                  COMMON STOCK

                               ----------------
                                   PROSPECTUS

                               ----------------

                         THE ROBINSON-HUMPHREY COMPANY

                           JEFFERIES & COMPANY, INC.

                      CLEARY GULL REILAND & MCDEVITT INC.

                                         , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the various expenses expected to be incurred by the Company in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

                                                                      PAYABLE BY
                                                                      REGISTRANT
                                                                      ----------
     SEC registration fee............................................  $ 13,692
     National Association of Securities Dealers, Inc. filing fee.....     5,141
     Nasdaq National Market listing fee..............................    17,500
     Blue Sky fees and expenses......................................     5,000
     Accounting fees and expenses....................................    75,000
     Legal fees and expenses.........................................    75,000
     Printing and engraving expenses.................................   200,000
     Registrar and Transfer Agent's fees.............................     5,000
     Miscellaneous fees and expenses.................................    53,667
                                                                       --------
     Total                                                             $450,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the Delaware General Corporation Law (the "DGCL") permits the Company's Board of Directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The DGCL provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

  The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Amended and Restated Bylaws (the "Bylaws") provide for indemnification of the Company's directors, officers, employees and other agents to the maximum extent permitted by law.

  As permitted by Sections 102 and 145 of the DGCL, the Certificate of Incorporation eliminates a director's personal liability for monetary damages to the Company and its stockholders arising from a breach or alleged breach of such director's fiduciary duty, except for liability under Section 174 of the DGCL or liability for any breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

  In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law. The directors and officers of the Company have a policy of insurance under which they are insured, within limits and subject to limitations, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of their being or having been directors or officers.

  The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Company, its directors and officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

ITEM 16. EXHIBITS AND CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
   1.1     Form of Underwriting Agreement.
   2.1     Asset Purchase Agreement dated May 5, 1995 between the Company and
           Reptron Electronics, Inc., filed as Exhibit 2.1 to the Company's
           Current Report on Form 8-K filed with the Commission on August 9,
           1995 and incorporated herein by this reference.
   2.2     Agreement and Plan of Reorganization dated November 18, 1995 between the Company and International Parts, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on December 4, 1995 and incorporated herein by this reference.
   2.3     Asset Purchase Agreement dated January 2, 1996 between the Company and R&D Hardware Systems Company of Colorado, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the
           Commission on January 17, 1996, and incorporated herein by this reference.
   2.4*    Asset Purchase Agreement dated November 7, 1996 by and among the
           Company, Star Technologies, Inc. and the Stockholders of Star
           Technologies, Inc., filed as Exhibit 10.24 to the Company's Annual
           Report on Form 10-K for the year ended December 31, 1996 and incorporated herein by this reference.
   2.5     Asset Purchase Agreement dated November 29, 1996 by and among the
           Company, International Data Products, LLC, Oliver-Allen Corporation,
           Inc., International Data Products and Financial, Ltd., Alan M.
           Bynder and Michael R. Duhaime, filed as Exhibit 10.25 to the
           Company's Amendment on Form 10-K/A to its Annual Report on Form 10-K
           for the year ended December 31, 1996, filed with the Commission on
           November 19, 1997 and incorporated herein by this reference.
   2.6     Agreement and Plan of Reorganization dated March 17, 1997 by and among the Company, WMT Acquisition Corp., Target Solutions, Inc. and
           Lee Adams, filed as Exhibit 2.1 to the Company's Current Report on
           Form 8-K filed with the Commission on March 28, 1997 and
           incorporated herein by this reference.
   2.7*+   Stock Purchase Agreement dated June 4, 1997 by and among the
           Company, Star Management Services, Inc., Harvey E. Najim and Carlton
           Joseph Mertens II, filed as Exhibit 2.1 to the Company's Current
           Report on Form 8-K filed with the Commission on July 16, 1997 and incorporated herein by this reference.
   2.8*+   Third Amendment to Stock Purchase Agreement dated September 30, 1997 by and among the Company, Star Management Services, Inc., Harvey E.
           Najim and Carlton Joseph Mertens II, filed as Exhibit 2.1 to the
           Company's Current Report on Form 8-K, filed with the Commission on
           October 10, 1997 and incorporated herein by this reference.
   2.9     Purchase Agreement Assignment between the Company and the Agent dated September 30, 1997, filed as Exhibit 10.5 to the Company's
           Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   2.10    Certificate of Ownership and Merger dated as of November 21, 1997, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K
           dated November 21, 1997 and incorporated herein by this reference.
   2.11    Amendment and Plan of Reorganization dated November 22, 1997, by and among Savoir Technology Group, Inc., MCBA Systems, Inc., Michael N.
           Gunnells and John Harkins, filed as Exhibit 2.1 to the Company's
           Current Report on Form 8-K filed with the Commission on December 22,
           1997 and incorporated herein by this reference.

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
    4.1    Speciman Common Stock Certificate.
    4.2    Restated Certificate of Incorporation of Savoir Technology Group,
           Inc., a Delaware corporation, filed as Exhibit 3(ii) to the
           Company's Current Report on Form 8-K dated July 23, 1997, filed on
           August 14, 1997 and incorporated herein by this reference.
    4.3    Certificate of Designation, Preferences and Rights of the Company's
           Series A Preferred Stock, filed as Exhibit 3.2 to the Company's
           Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
    4.4    Certificate of Designation, Preferences and Rights of the Company's
           Series B Preferred Stock, filed as Exhibit 3.1 to the Company's
           Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
    4.5    Registration and Put Rights Agreement among the Company and the
           Purchasers dated September 30, 1997, filed as Exhibit 4.2 to the
           Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
    4.6    Warrant Agreement of Western Micro Technology, Inc. between the
           Company and the Purchasers dated September 30, 1997 filed as Exhibit
           4.3 to the Company's Current Report on Form 8-K dated October 10,
           1997 and incorporated herein by this reference.
    4.7    Common Stock Purchase Warrant in favor of Robert Fleming Inc., filed as Exhibit 4.4 to the Company's Current Report on Form 8-K dated
           October 10, 1997 and incorporated herein by this reference.
    4.8    Common Stock Purchase Warrant in favor of CanPartners Investments
           IV, LLC filed as Exhibit 4.5 to the Company's Current Report on Form
           8-K dated October 10, 1997 and incorporated herein by this reference.
    4.9    13.5% Second Priority Senior Secured Notes Due September 30, 2000 in
           favor of Robert Fleming Inc., filed as Exhibit 4.6 to the Company's
           Current Report on Form 8-K dated October 10, 1997, and incorporated herein by this reference.
    4.10   13.5% Second Priority Senior Secured Notes Due September 30, 2000 in
           favor of CanPartners Investments IV, LLC, filed as Exhibit 4.7 to the Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
    4.11   Promissory Note of Registrant in the amount of Ten Million Dollars
           ($10,000,000) in favor of ICC dated September 30, 1997, filed as
           Exhibit 4.8 to the Company's Current Report on Form 8-K dated
           October 10, 1997 and incorporated herein by this reference.
    4.12   Warrant Agreement of Western Micro Technology, Inc. between the
           Company and ICC dated September 30, 1997, filed as Exhibit 4.9 to the Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
    4.13   Registration and Put Rights Amendment between the Company and ICC, filed as Exhibit 4.10 to the Company's Current Report on Form 8-K
           dated October 10, 1997 and incorporated herein by this reference.
    4.14   Common Stock Purchase Warrant in favor of ICC, filed as Exhibit 4.11 to the Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
    4.15   Amended and Restated Bylaws of Savoir Technology Group, Inc., a
           Delaware corporation, filed as Exhibit 3.2 to the Company's Annual
           Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by this reference.
    5.1    Opinion of Pillsbury Madison & Sutro LLP.
   10.1    Lease Agreement between MP Hacienda, Inc. and the Company dated July
           15, 1995, filed as Exhibit 10.21 to the Company's Annual Report on
           Form 10-K for the year ended December 31, 1995, and incorporated herein by this reference.

   EXHIBIT
   NUMBER                         DESCRIPTION OF DOCUMENT
   -------                        -----------------------
   10.2    Master Lease Commitment dated September 25, 1989 and Supplements
           8.01 and 8.02 thereto, filed as Exhibit 10.5 to the Company's Annual
           Report on Form 10-K for the fiscal year ended March 31, 1990 and incorporated herein by this reference.
   10.3    Inventory and Working Capital Financing Agreement dated December 1,
           1996 by and between IBM Credit Corporation and the Company, and
           Amendment #1 thereto, filed as Exhibit 10.23 to the Company's Annual
           Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997, and incorporated herein by this reference.
   10.4    Amended and Restated 1994 Stock Option Plan of Western Micro
           Technology, Inc. amended and restated as of May 18, 1997, filed as
           Exhibit A to the Company's Definitive Proxy Statement as filed with the Commission on June 27, 1997, and incorporated herein by this reference.
   10.5    Amendment #4 to the Inventory and Working Capital Financing
           Agreement dated September 30, 1997, filed as Exhibit 10.6 to the
           Company's Current Report on Form 8-K, filed with the Commission on
           October 10, 1997 and incorporated herein by this reference.
   10.6    Note Purchase Agreement dated September 30, 1997 among the Company, the Guarantors and the Purchasers, filed as Exhibit 4.1 to the
           Company's Current Report on Form 8-K filed with the Commission on
           October 10, 1997 and incorporated herein by this reference.
   10.7    Guarantor Security and Pledge Agreement among the Company, the
           Guarantors and the Agent dated September 30, 1997, filed as Exhibit
           10.1 to the Company's Current Report on Form 8-K dated October 10,
           1997 and incorporated herein by this reference.
   10.8    SMS Subordination and Intercreditor Agreement among the Company, the
           Selling Stockholders, the Guarantors and the Purchasers dated
           September 30, 1997, filed as Exhibit 10.2 to the Company's Current
           Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   10.9    Issuer Security and Pledge Agreement between the Company and the
           Agent dated September 30, 1997, filed as Exhibit 10.3 to the
           Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   10.10   Contribution Agreement Assignment between the Company and the Agent dated September 30, 1997, filed as Exhibit 10.4 to the Company's
           Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   10.11   Assumption Agreement among the Company, Star Data Systems, Inc. and
           ICC dated September 30, 1997, filed as Exhibit 10.7 to the Company's
           Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   10.12   Collateralized Guaranty of Payment between the Company and ICC dated
           September 30, 1997, filed as Exhibit 10.8 to the Company's Current
           Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   10.13   IBM Credit Corporation Subordination and Intercreditor Agreement
           among the Company, the Guarantors, the Purchasers and ICC dated
           September 30, 1997, filed as Exhibit 10.9 to the Company's Current
           Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
   10.14+  Business Partner Agreement between the Company and International
           Business Machines Corporation dated September 29, 1997, filed as
           Exhibit 10.3 to the Company's Annual Report on Form 10-K for the
           period ended December 31, 1997 and incorporated herein by this reference.
   10.15+  Employment Letter between the Company and Carlton Joseph Mertens II dated September 30, 1997, filed as part of Exhibit 2.1 to the
           Company's Current Report on Form 8-K filed with the Commission on
           July 16, 1997 and incorporated herein by this reference.
   10.16   Employment Letter between the Company and P. Scott Munro dated
           January 22, 1998, filed as Exhibit 10.16 to the Company's Annual
           Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by this reference.

   EXHIBIT
   NUMBER                        DESCRIPTION OF DOCUMENT
   -------                       -----------------------
   10.17   Employment Letter between the Company and James W. Dorst dated
           January 22, 1998, filed as Exhibit 10.17 to the Company's Annual
           Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by this reference.
   10.18   Employment Letter between the Company and Robert O'Reilly dated
           January 22, 1998, filed as Exhibit 10.18 to the Company's Annual
           Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by this reference.
   10.19   Lease Agreement dated February 2, 1998, by and between Green
           Mountain Ventures I, Ltd., a Texas limited partnership and the
           Company's Business Partner Solutions, Inc., a Texas corporation, filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K
           for the year ended December 31, 1997, and incorporated herein by this reference.
   23.1    Consent of Coopers & Lybrand L.L.P.
   23.2    Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
   24.1    Power of Attorney (see Page II-7).
   27.1    Financial Data Schedule.

--------
* Schedules omitted from this exhibit will be furnished to the Commission upon request.
+ Confidential Treatment was granted by the Commission with respect to certain portions of this exhibit.
+ Confidential Treatment requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Commission on March 13, 1998. The portions of the exhibit for which confidential treatment has been requested have been omitted from the exhibit. The omitted information has been filed separately with the Commission as part of the confidential treatment request.

  (B) CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

  Schedules have been omitted because they are not applicable or not required or because the information is included elsewhere in the Consolidated Financial Statements or the Notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CAMPBELL, STATE OF CALIFORNIA, ON THE 13TH DAY OF MARCH, 1998.

                                          SAVOIR TECHNOLOGY GROUP, INC.

                                                    /s/ P. Scott Munro
                                          By __________________________________
                                                      P. Scott Munro
                                                  Chairman of the Board,
                                                 Chief Executive Officer,
                                                 President, and Secretary

                               POWER OF ATTORNEY

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints P. Scott Munro and James W. Dorst, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                          TITLE                    DATE
             ---------                          -----                    ----

/s/ P. Scott Munro                     Chairman of the Board,       March 13, 1998
____________________________________  Chief Executive Officer,
   P. Scott Munro                      President and Secretary
                                        (Principal Executive
                                              Officer)

/s/ James W. Dorst                     Chief Financial Officer      March 13, 1998
____________________________________    (Principal Financial
   James W. Dorst                             Officer)

/s/ Angelo Guadagno                           Director              March 13, 1998
____________________________________
   Angelo Guadagno

/s/ James J. Heffernan                        Director              March 13, 1998
____________________________________
   James J. Heffernan

/s/ Carlton Joseph Mertens II                 Director              March 13, 1998
____________________________________
   Carlton Joseph Mertens II

/s/ K. William Sickler                        Director              March 13, 1998
____________________________________
   K. William Sickler

/s/ J. Larry Smart                            Director              March 13, 1998
____________________________________
   J. Larry Smart

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT
 -------                     -----------------------
 1.1     Form of Underwriting Agreement.
 2.1     Asset Purchase Agreement dated May 5, 1995 between the Company and Reptron Electronics, Inc., filed as Exhibit 2.1 to the
         Company's Current Report on Form 8-K filed with the Commission on August 9, 1995 and incorporated herein by this reference.
 2.2     Agreement and Plan of Reorganization dated November 18, 1995 between the Company and International Parts, Inc., filed as
         Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on December 4, 1995 and incorporated herein by this reference.
 2.3     Asset Purchase Agreement dated January 2, 1996 between the
         Company and R&D Hardware Systems Company of Colorado, filed as
         Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the Commission on January 17, 1996, and incorporated
         herein by this reference.
 2.4*    Asset Purchase Agreement dated November 7, 1996 by and among the Company, Star Technologies, Inc. and the Stockholders of
         Star Technologies, Inc., filed as Exhibit 10.24 to the
         Company's Annual Report on Form 10-K for the year ended
         December 31, 1996 and incorporated herein by this reference.
 2.5     Asset Purchase Agreement dated November 29, 1996 by and among the Company, International Data Products, LLC, Oliver-Allen
         Corporation, Inc., International Data Products and Financial,
         Ltd., Alan M. Bynder and Michael R. Duhaime, filed as Exhibit
         10.25 to the Company's Amendment on Form 10-K/A to its Annual
         Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on November 19, 1997 and incorporated
         herein by this reference.
 2.6     Agreement and Plan of Reorganization dated March 17, 1997 by and among the Company, WMT Acquisition Corp., Target Solutions,
         Inc. and Lee Adams, filed as Exhibit 2.1 to the Company's
         Current Report on Form 8-K filed with the Commission on March
         28, 1997 and incorporated herein by this reference.
 2.7*+   Stock Purchase Agreement dated June 4, 1997 by and among the
         Company, Star Management Services, Inc., Harvey E. Najim and
         Carlton Joseph Mertens II, filed as Exhibit 2.1 to the
         Company's Current Report on Form 8-K filed with the Commission on July 16, 1997 and incorporated herein by this reference.
 2.8*+   Third Amendment to Stock Purchase Agreement dated September 30,
         1997 by and among the Company, Star Management Services, Inc.,
         Harvey E. Najim and Carlton Joseph Mertens II, filed as Exhibit
         2.1 to the Company's Current Report on Form 8-K, filed with the
         Commission on October 10, 1997 and incorporated herein by this reference.
 2.9     Purchase Agreement Assignment between the Company and the Agent dated September 30, 1997, filed as Exhibit 10.5 to the
         Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 2.10    Certificate of Ownership and Merger dated as of November 21,
         1997, filed as Exhibit 2.1 to the Company's Current Report on
         Form 8-K dated November 21, 1997 and incorporated herein by this reference.
 2.11    Amendment and Plan of Reorganization dated November 22, 1997, by and among Savoir Technology Group, Inc., MCBA Systems, Inc.,
         Michael N. Gunnells and John Harkins, filed as Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the
         Commission on December 22, 1997 and incorporated herein by this reference.
 4.1     Specimen Common Stock Certificate.
 4.2     Restated Certificate of Incorporation of Savoir Technology
         Group, Inc., a Delaware corporation, filed as Exhibit 3(ii) to the Company's Current Report on Form 8-K dated July 23, 1997, filed on August 14, 1997 and incorporated herein by this
         reference.
 4.3     Certificate of Designation, Preferences and Rights of the
         Company's Series A Preferred Stock, filed as Exhibit 3.2 to the
         Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
  4.4     Certificate of Designation, Preferences and Rights of the Company's
          Series B Preferred Stock, filed as Exhibit 3.1 to the Company's
          Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
  4.5     Registration and Put Rights Agreement among the Company and the
          Purchasers dated September 30, 1997, filed as Exhibit 4.2 to the
          Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
  4.6     Warrant Agreement of Western Micro Technology, Inc. between the
          Company and the Purchasers dated September 30, 1997 filed as Exhibit
          4.3 to the Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
  4.7     Common Stock Purchase Warrant in favor of Robert Fleming Inc., filed as Exhibit 4.4 to the Company's Current Report on Form 8-K dated
          October 10, 1997 and incorporated herein by this reference.
  4.8     Common Stock Purchase Warrant in favor of CanPartners Investments IV,
          LLC filed as Exhibit 4.5 to the Company's Current Report on Form 8-K
          dated October 10, 1997 and incorporated herein by this reference.
  4.9     13.5% Second Priority Senior Secured Notes Due September 30, 2000 in
          favor of Robert Fleming Inc., filed as Exhibit 4.6 to the Company's
          Current Report on Form 8-K dated October 10, 1997, and incorporated herein by this reference.
  4.10    13.5% Second Priority Senior Secured Notes Due September 30, 2000 in
          favor of CanPartners Investments IV, LLC, filed as Exhibit 4.7 to the
          Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
  4.11    Promissory Note of Registrant in the amount of Ten Million Dollars
          ($10,000,000) in favor of ICC dated September 30, 1997, filed as
          Exhibit 4.8 to the Company's Current Report on Form 8-K dated October
          10, 1997 and incorporated herein by this reference.
  4.12    Warrant Agreement of Western Micro Technology, Inc. between the
          Company and ICC dated September 30, 1997, filed as Exhibit 4.9 to the
          Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
  4.13    Registration and Put Rights Amendment between the Company and ICC, filed as Exhibit 4.10 to the Company's Current Report on Form 8-K
          dated October 10, 1997 and incorporated herein by this reference.
  4.14    Common Stock Purchase Warrant in favor of ICC, filed as Exhibit 4.11 to the Company's Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
  4.15    Amended and Restated Bylaws of Savoir Technology Group, Inc., a
          Delaware corporation, filed as Exhibit 3.2 to the Company's Annual
          Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by this reference.
  5.1     Opinion of Pillsbury Madison & Sutro LLP.
 10.1     Lease Agreement between MP Hacienda, Inc. and the Company dated July
          15, 1995, filed as Exhibit 10.21 to the Company's Annual Report on
          Form 10-K for the year ended December 31, 1995, and incorporated herein by this reference.
 10.2     Master Lease Commitment dated September 25, 1989 and Supplements 8.01 and 8.02 thereto, filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1990 and incorporated herein by this reference.
 10.3     Inventory and Working Capital Financing Agreement dated December 1,
          1996 by and between IBM Credit Corporation and the Company, and
          Amendment #1 thereto, filed as Exhibit 10.23 to the Company's Annual
          Report on Form 10-K for the year ended December 31, 1996, filed with the Commission on March 31, 1997, and incorporated herein by this reference.
 10.4     Amended and Restated 1994 Stock Option Plan of Western Micro
          Technology, Inc. amended and restated as of May 18, 1997, filed as
          Exhibit A to the Company's Definitive Proxy Statement as filed with the Commission on June 27, 1997, and incorporated herein by this reference.

 EXHIBIT
 NUMBER                          DESCRIPTION OF DOCUMENT
 -------                         -----------------------
 10.5    Amendment #4 to the Inventory and Working Capital Financing Agreement
         dated September 30, 1997, filed as Exhibit 10.6 to the Company's
         Current Report on Form 8-K, filed with the Commission on October 10,
         1997 and incorporated herein by this reference.
 10.6    Note Purchase Agreement dated September 30, 1997 among the Company, the Guarantors and the Purchasers, filed as Exhibit 4.1 to the
         Company's Current Report on Form 8-K filed with the Commission on
         October 10, 1997 and incorporated herein by this reference.
 10.7    Guarantor Security and Pledge Agreement among the Company, the
         Guarantors and the Agent dated September 30, 1997, filed as Exhibit
         10.1 to the Company's Current Report on Form 8-K dated October 10,
         1997 and incorporated herein by this reference.
 10.8    SMS Subordination and Intercreditor Agreement among the Company, the
         Selling Stockholders, the Guarantors and the Purchasers dated
         September 30, 1997, filed as Exhibit 10.2 to the Company's Current
         Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 10.9    Issuer Security and Pledge Agreement between the Company and the Agent dated September 30, 1997, filed as Exhibit 10.3 to the Company's
         Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 10.10   Contribution Agreement Assignment between the Company and the Agent dated September 30, 1997, filed as Exhibit 10.4 to the Company's
         Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 10.11   Assumption Agreement among the Company, Star Data Systems, Inc. and
         ICC dated September 30, 1997, filed as Exhibit 10.7 to the Company's
         Current Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 10.12   Collateralized Guaranty of Payment between the Company and ICC dated
         September 30, 1997, filed as Exhibit 10.8 to the Company's Current
         Report on Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 10.13   IBM Credit Corporation Subordination and Intercreditor Agreement among the Company, the Guarantors, the Purchasers and ICC dated September
         30, 1997, filed as Exhibit 10.9 to the Company's Current Report on
         Form 8-K dated October 10, 1997 and incorporated herein by this reference.
 10.14+  Business Partner Agreement between the Company and International
         Business Machines Corporation dated September 29, 1997, filed as
         Exhibit 10.3 to the Company's Annual Report on Form 10-K for the
         period ended December 31, 1997 and incorporated herein by this reference.
 10.15+  Employment Letter between the Company and Carlton Joseph Mertens II dated September 30, 1997, filed as part of Exhibit 2.1 to the
         Company's Current Report on Form 8-K filed with the Commission on July
         16, 1997 and incorporated herein by this reference.
 10.16   Employment Letter between the Company and P. Scott Munro dated January
         22, 1998, filed as Exhibit 10.16 to the Company's Annual Report on
         Form 10-K for the period ended December 31, 1997 and incorporated herein by this reference.
 10.17   Employment Letter between the Company and James W. Dorst dated January
         22, 1998, filed as Exhibit 10.17 to the Company's Annual Report on
         Form 10-K for the period ended December 31, 1997 and incorporated herein by this reference.
 10.18   Employment Letter between the Company and Robert O'Reilly dated
         January 22, 1998, filed as Exhibit 10.18 to the Company's Annual
         Report on Form 10-K for the period ended December 31, 1997 and incorporated herein by this reference.
 10.19   Lease Agreement dated February 2, 1998, by and between Green Mountain
         Ventures I, Ltd., a Texas limited partnership and the Company's
         Business Partner Solutions, Inc., a Texas corporation, filed as
         Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, and incorporated herein by this reference.

 EXHIBIT
 NUMBER                        DESCRIPTION OF DOCUMENT
 -------                       -----------------------
 23.1    Consent of Coopers & Lybrand L.L.P.
 23.2    Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).
 24.1    Power of Attorney (see Page II-7).
 27.1    Financial Data Schedule.

--------
* Schedules omitted from this exhibit will be furnished to the Commission upon request.
+ Confidential Treatment was granted by the Commission with respect to certain portions of this exhibit.
+ Confidential Treatment requested with respect to certain portions of this exhibit pursuant to a request for confidential treatment filed with the Commission on March 13, 1998. The portions of the exhibit for which confidential treatment has been requested have been omitted from the exhibit. The omitted information has been filed separately with the Commission as part of the confidential treatment request.